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08001077

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shin Corp Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

PROCESSED
MAR 06 2008
THOMSON
FINANCIAL

FILE NO. 82- 03140 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dey

DATE: 3/3/08

SHIN CORPORATION PUBLIC COMPANY LIMITED

CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS

31 DECEMBER 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT

To the Shareholders of Shin Corporation Public Company Limited

I have audited the accompanying consolidated and company balance sheets as at 31 December 2007 and 2006, and the related consolidated and company statements of income, changes in shareholders' equity and cash flows for the years then ended of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information in these financial statements. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated and company financial statements referred to above present fairly, in all material respects, the consolidated and company financial position as at 31 December 2007 and 2006, and the consolidated and company results of operations, and cash flows for the years then ended of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively, in accordance with generally accepted accounting principles.

Without qualifying my opinion, I draw attention to Note 38 to the financial statements that the Office of the Permanent Secretary of the Office of the Prime Minister ("PMO") revoked the Television Broadcasting Station under a UHF Radio-Television Broadcasting Agreement ("Concession Agreement") of ITV Public Company Limited and its Group ("ITV") due to ITV was not able to pay the unpaid concession fee totalling Baht 2,210 million, including the 15% interest per annum on the total unpaid concession fee and the penalty arising from the alteration of television programming of Baht 97,760 million as a consequence of the ruling of the Supreme Administrative Court on 13 December 2006. These events have resulted ITV to cease its operations from 7 March 2007. In addition, the PMO claimed the undelivered value of assets under concession amounting to Baht 656 million plus interest. ITV is in the process of preparing the clarification on the development plan to resolve the cause of delisting and the plan in undertaking of new business and the rehabilitation to the Stock Exchange of Thailand ("SET"). In addition ITV has intended to pursue the arbitration process on the dispute of the unpaid concession fee totalling Baht 2,210 million, the over due interest, the penalty arising from the alteration of television programming of Baht 97,760 million and the undelivered value of assets under concession amounting to Baht 656 million plus interest. The auditor of ITV has expressed a disclaimer of opinion on the ITV 2007 and 2006 financial statements due to the significance of the matters mentioned above. Assets and liabilities of ITV included in the consolidated financial statements as at 31 December 2007, represent 1.97% and 19.90% of consolidated total assets and liabilities, respectively and the net value of asset of ITV included in the company financial statements as at 31 December 2007 is nil.

Suchart Luengsuraswat
Certified Public Accountant (Thailand) No. 2807
PricewaterhouseCoopers ABAS Limited

Bangkok
25 February 2008

Balance Sheets
As at 31 December 2007 and 2006

	Notes	Consolidated 2007 Baht	Consolidated 2006 Baht	Company 2007 Baht	Company 2006 Restated Baht
Assets					
Current assets					
Cash and cash equivalents	4	6,446,712,486	5,571,781,530	2,575,298,045	1,192,882,511
Current investments	5	-	880,583,172	-	80,583,172
Trade accounts and notes receivable, net	6	1,413,779,690	2,249,010,672	-	12,305,163
Current portion of loans and accrued interest receivable, net	7	-	5,744,566,841	-	-
Amounts due from and advances to related parties	33	16,575,277	3,944,446	20,000,000	595,517
Inventories, net	8	540,004,730	346,318,103	-	-
Other current assets	9	658,659,086	1,006,315,397	25,156,007	38,089,917
Total current assets		9,075,731,269	15,802,520,161	2,620,454,052	1,324,456,280
Non-current assets					
Loans and accrued interest receivable, net	7	-	1,788,218,847	-	-
Investments in subsidiaries, associates and joint ventures	10	32,690,683,964	33,681,457,600	12,514,415,801	14,491,373,956
Other investments	11	26,249,938	27,476,919	26,249,938	26,249,938
Loans to other company		13,845,347	19,104,044	-	-
Property and equipment, net	12	4,674,176,693	7,425,355,879	29,991,430	39,661,957
Property and equipment under concession agreements, net	13	18,776,370,562	22,342,368,630	-	-
Goodwill, net	15	86,197,207	550,102,595	-	-
Other intangible assets, net	16	1,429,727,237	1,765,097,481	10,464,329	15,669,395
Refundable income tax		70,310,490	70,092,083	-	-
Deferred tax assets	17	83,658,860	896,860,405	-	-
Other assets	33	339,918,326	411,261,456	943,579	943,579
Total non-current assets		58,191,138,624	68,977,395,939	12,582,065,077	14,573,898,825
Total assets		67,266,869,893	84,779,916,100	15,202,519,129	15,898,355,105

SHIN CORPORATION PUBLIC COMPANY LIMITED

Director ______________ Director ______________

The notes to the consolidated and company financial statements on pages 10 to 81 are an integral part of these financial statements.

		Consolidated		Company	
		2007	2006	2007	2006 Restated
	Notes	Baht	Baht	Baht	Baht
Liabilities and shareholders' equity					
Current liabilities					
Bank overdrafts and short-term loans from banks and financial institutions	19	344,833,098	4,706,078,278	-	600,000,000
Trade accounts and notes payable	18	865,700,304	1,082,209,486	1,117,558	3,577,659
Accounts payable - property and equipment		141,159,097	749,983,425	-	-
Amounts due to and loans from related parties	33	11,194,437	47,204,975	3,210,107	2,750,435
Current portion of long-term borrowings	19	1,272,718,055	7,750,943,585	-	526,553
Derivative instruments, net	21	-	752,900,400	-	-
Accrued concession fees		529,795,081	541,915,913	-	-
Provision for unpaid consession fee and interest		3,289,489,154	2,726,347,945	-	-
Income tax payable		1,347,884,280	86,540,872		
Other current liabilities	20	829,117,982	1,665,504,562	54,621,294	51,265,866
Total current liabilities		8,631,891,488	20,109,629,441	58,948,959	658,120,513
Non-current liabilities					
Long-term borrowings, net	19	8,453,636,516	14,108,659,557	-	-
Deferred tax liabilities	17	67,122,883	126,951,600	-	-
Other liabilities		392,741,273	162,782,401	-	-
Total non-current liabilities		8,913,500,672	14,398,393,558	-	-
Total liabilities		17,545,392,160	34,508,022,999	58,948,959	658,120,513
Shareholders' equity					
Share capital	22				
Authorised share capital - common shares		5,000,000,000	5,000,000,000	5,000,000,000	5,000,000,000
Issued and paid share capital - common shares		3,196,857,425	3,196,301,710	3,196,857,425	3,196,301,710
Warrants	22	-	789,325	-	789,325
Premium on share capital	22	10,149,870,686	10,141,235,497	10,149,870,686	10,141,235,497
Retained earnings					
Appropriated					
Legal reserve	23	500,000,000	500,000,000	500,000,000	500,000,000
Unappropriated		22,127,020,909	24,363,416,537	1,296,842,059	1,406,684,187
Unrealised gain on dilution of investments in subsidiaries and associates		3,998,014,312	3,966,023,942	-	-
Unrealised loss from revaluation of current investment		-	(4,776,127)	-	(4,776,127)
Cumulative foreign currency translation adjustment		(99,286,160)	(142,140,018)	-	-
Total parent's shareholders' equity		39,872,477,172	42,020,850,866	15,143,570,170	15,240,234,592
Minority interests	24	9,849,000,561	8,251,042,235	-	-
Total shareholders' equity		49,721,477,733	50,271,893,101	15,143,570,170	15,240,234,592
Total liabilities and shareholders' equity		67,266,869,893	84,779,916,100	15,202,519,129	15,898,355,105

SHIN CORPORATION

The notes to the consolidated and company financial statements on pages 10 to 81 are an integral part of these financial statements.

SHIN CORPORATION PUBLIC COMPANY LIMITED

Statements of Income
For the years ended 31 December 2007 and 2006

	Notes	Consolidated 2007 Baht	Consolidated 2006 Baht	Company 2007 Baht	Company 2006 Restated Baht
Revenues	33				
Revenues from sales and services		10,359,076,708	14,039,200,930	-	141,844,773
Dividends income		-	-	8,078,345,481	8,061,345,600
Gain on sale of invesment in subsidiaries and a joint venture		4,154,967,553	128,991,233	270,978,778	198,772,371
Other income	25	1,295,153,724	2,214,089,622	49,740,216	91,564,105
Net results from investments - equity method	10	7,020,151,886	7,067,813,749	-	-
Total revenues		22,829,349,871	23,450,095,534	8,399,064,475	8,493,526,849
Expenses	33				
Cost of sales and services		7,639,060,123	9,559,552,189	-	76,622,625
Concession fees		657,390,030	1,469,926,881	-	-
Loss on provision for unpaid concession fee and interest		382,319,291	1,506,347,945	-	-
Selling and administrative expenses		5,733,740,518	5,016,770,444	355,033,618	257,526,353
Impairment loss on goodwill and investment in a subsidiary and a joint venture	10	446,971,412	1,105,433,726	4,940,762,836	4,812,947,875
Impairment loss and write off concession assets	13	1,961,592,858	964,030,593	-	-
Directors' remuneration	27	25,675,927	21,445,491	14,623,742	11,962,546
Total expenses		16,846,750,159	19,643,507,269	5,310,420,196	5,159,059,399
Profit before interest and tax		5,982,599,712	3,806,588,265	3,088,644,279	3,334,467,450
Interest expenses		(1,117,529,397)	(1,420,305,353)	(2,086,017)	(38,829,592)
Income tax	26	(2,361,265,131)	162,402,587	-	-
Profit before minority interests		2,503,805,184	2,548,685,499	3,086,558,262	3,295,637,858
Net results from subsidiaries to minority interests	24	(1,543,800,422)	861,262,632	-	-
Net profit for the year		960,004,762	3,409,948,131	3,086,558,262	3,295,637,858
Basic earnings per share (Baht)	29				
Net profit for the year		0.30	1.09	0.97	1.06
Diluted earnings per share (Baht)	29				
Net profit for the year		0.30	1.09	0.96	1.06

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the consolidated and company financial statements on pages 10 to 81 are an integral part of these financial statements.

Shin Corporation Public Company Limited
Statements of Changes in Shareholders' Equity
For the years ended 31 December 2007 and 2006

	Consolidated (Baht)										
	Issued and paid share capital (Note 22)	Warrants (Note 22)	Premium on share capital (Note 22)	Advance receipt for share subscription	Legal reserve (Note 23)	Retained earnings	Unrealised gain on dilution from investments	Unrealised loss from revaluation of current investment	Cumulative foreign currency translation adjustment	Minority interests (Note 24)	Total
As at 31 December 2005	2,999,314,941	484,579,162	6,100,288,491	9,113,790	500,000,000	29,188,839,211	3,981,303,211	(29,521,231)	(65,855,665)	9,242,572,019	52,410,633,929
Increase in share capital	196,986,769	(483,789,837)	4,040,947,006	-	-	-	-	-	-	-	3,754,143,938
Advance receipt for share subscription decrease during the year	-	-	-	(9,113,790)	-	-	-	-	-	-	(9,113,790)
Net profit for the year	-	-	-	-	-	3,409,948,131	-	-	-	-	3,409,948,131
Dividends paid during the year (Note 40)	-	-	-	-	-	(8,235,370,805)	-	-	-	-	(8,235,370,805)
Unrealised loss on dilution from investments	-	-		-	-	-	(15,279,269)	-	-	-	(15,279,269)
Unrealised gain from revaluation of current investment	-	-	-	-	-	-	-	24,745,104	-	-	24,745,104
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(76,284,353)	-	(76,284,353)
Minority interests decrease during the year	-	-	-	-	-	-	-	-	-	(991,529,784)	(991,529,784)
As at 31 December 2006	3,196,301,710	789,325	10,141,235,497	-	500,000,000	24,363,416,537	3,966,023,942	(4,776,127)	(142,140,018)	8,251,042,235	50,271,893,101
As at 31 December 2006	3,196,301,710	789,325	10,141,235,497	-	500,000,000	24,363,416,537	3,966,023,942	(4,776,127)	(142,140,018)	8,251,042,235	50,271,893,101
Increase in share capital	555,715	(769,874)	8,615,738	-	-	-	-	-	-	-	8,401,579
Not exercised warrants	-	(19,451)	19,451	-	-	-	-	-	-	-	-
Net profit for the year	-	-	-	-	-	960,004,762	-	-	-	-	960,004,762
Dividends paid during the year (Note 40)	-	-	-	-	-	(3,196,400,390)	-	-	-	-	(3,196,400,390)
Unrealised gain on dilution from investments	-	-	-	-	-	-	31,990,370				31,990,370
Unrealised gain from revaluation of current investment	-	-	-	-	-	-	-	4,776,127	-	-	4,776,127
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	42,853,858	-	42,853,858
Minority interests increase during the year	-	-	-	-	-	-	-	-	-	1,597,958,326	1,597,958,326
As at 31 December 2007	3,196,857,425	-	10,149,870,686	-	500,000,000	22,127,020,909	3,998,014,312	-	(99,286,160)	9,849,000,561	49,721,477,733

The notes to the consolidated and company financial statements on pages 10 to 81 are an integral part of these financial statements.

	Company (Baht)									
	Issued and paid share capital (Note 22)	Warrants (Note 22)	Premium on share capital (Note 22)	Advance receipt for share subscription	Legal reserve (Note 23)	Retained earnings	Unrealised gain on dilution from investments	Unrealised loss from revaluation of current investment	Cumulative foreign currency translation adjustment	Total
As at 31 December 2005										
As previously reported	2,999,314,941	484,579,162	6,100,288,491	9,113,790	500,000,000	29,188,839,211	3,981,303,211	(29,521,231)	(65,855,665)	43,168,061,910
Prior year adjustment (Note 3)	-	-	-	-	-	(22,842,422,077)	(3,981,303,211)	-	65,855,665	(26,757,869,623)
As restated	2,999,314,941	484,579,162	6,100,288,491	9,113,790	500,000,000	6,346,417,134	-	(29,521,231)	-	16,410,192,287
Increase in share capital	196,986,769	(483,789,837)	4,040,947,006	-	-	-	-	-	-	3,754,143,938
Advance receipt for share subscription decrease during the year	-	-	-	(9,113,790)	-	-	-	-	-	(9,113,790)
Net profit for the year	-	-	-	-	-	3,295,637,858	-	-	-	3,295,637,858
Dividends paid during the year (Note 40)	-	-	-	-	-	(8,235,370,805)	-	-	-	(8,235,370,805)
Unrealised gain from revaluation of current investment	-	-	-	-	-	-	-	24,745,104	-	24,745,104
As at 31 December 2005	3,196,301,710	789,325	10,141,235,497	-	500,000,000	1,406,684,187	-	(4,776,127)	-	15,240,234,592
As at 31 December 2006										
As previously reported	3,196,301,710	789,325	10,141,235,497	-	500,000,000	24,363,416,537	3,966,023,942	(4,776,127)	(142,140,018)	42,020,850,866
Prior year adjustment (Note 3)	-	-	-	-	-	(22,956,732,350)	(3,966,023,942)	-	142,140,018	(26,780,616,274)
As restated	3,196,301,710	789,325	10,141,235,497	-	500,000,000	1,406,684,187	-	(4,776,127)	-	15,240,234,592
Increase in share capital	555,715	(769,874)	8,615,738	-	-	-	-	-	-	8,401,579
Not exercised warrants	-	(19,451)	19,451	-	-	-	-	-	-	-
Net profit for the year	-	-	-	-	-	3,086,558,262	-	-	-	3,086,558,262
Dividends paid during the year (Note 40)	-	-	-	-	-	(3,196,400,390)	-	-	-	(3,196,400,390)
Unrealised gain from revaluation of current investment	-	-	-	-	-		-	4,776,127	-	4,776,127
As at 31 December 2007	3,196,857,425	-	10,149,870,686	-	500,000,000	1,296,842,059	-	-	-	15,143,570,170

The notes to the consolidated and company financial statements on pages 10 to 81 are an integral part of these financial statements.

		Consolidated		Company	
		2007	2006	2007	2006 Restated
	Notes	Baht	Baht	Baht	Baht
Net cash flows from/(used in) operating activities	32	5,172,700,741	5,049,355,651	(275,908,966)	(142,301,682)
Cash flows from investing activities					
Acquisition of subsidiaries, and a joint venture, net of cash acquired	10	-	(564,624,477)	(3,460,000,000)	(2,604,604,186)
Purchases of property and equipment		(1,279,555,853)	(4,566,799,174)	(8,468,413)	(21,050,400)
Investments in intangible assets		(52,516,440)	(168,060,289)	-	(3,934,423)
Investments in property and equipment under concession agreements		(7,498,604)	(64,870,433)	-	-
(Increase) decrease in current investments		881,730,833	(599,476,487)	81,730,833	200,523,513
(Increase) decrease in loans and advances to related parties		693,330,162	17,707,972	(19,404,483)	17,599,901
Disposals of a subsidiary and a joint venture, net of cash disposed	10	6,543,208,152	109,866,580	768,128,753	431,999,997
Receipt from decreasing of a joint venture's share capital		-	-	-	6,127,500
Receipt from disposal of equipment		27,029,269	101,322,141	6,517,693	10,772,358
Dividends received from a subsidiary and associates	10	8,046,419,597	8,193,978,591	8,078,345,481	8,061,345,600
Net cash flows from investing activities		14,852,147,116	2,459,044,424	5,446,849,864	6,098,779,860
Cash flows from financing activities					
Receipts from short-term loans	19	870,786,289	4,224,935,794	-	2,580,450,000
Receipts from long-term loans	19	51,681,037	3,787,865,534	-	-
Receipts from share capital issued by subsidiaries		-	430,000	-	-
Receipts from increase in share capital	22	8,401,579	3,745,030,148	8,401,579	3,745,030,148
Repayments of short-term loans	19	(5,221,891,984)	(5,505,950,000)	(600,000,000)	(3,180,450,000)
Repayments of long-term loans	19	(11,658,047,965)	(2,581,268,883)	(526,553)	(682,776)
Dividends paid	40	(3,196,400,490)	(8,235,370,803)	(3,196,400,390)	(8,235,370,803)
Net cash flows used in financing activities		(19,145,471,534)	(4,564,328,210)	(3,788,525,364)	(5,091,023,431)

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the consolidated and company financial statements on pages 10 to 81 are an integral part of these financial statements.

		Consolidated		Company	
		2007	2006	2007	2006 Restated
	Note	Baht	Baht	Baht	Baht
Net increase in cash and cash equivalents		879,376,323	2,944,071,865	1,382,415,534	865,454,747
Cash and cash equivalents, opening balance		5,571,781,530	2,628,319,439	1,192,882,511	327,427,764
Unrealised loss on exchange rate		(4,445,367)	(609,774)	-	-
Cash and cash equivalents, closing balance	4	6,446,712,486	5,571,781,530	2,575,298,045	1,192,882,511

Supplementary disclosures of cash flow information

Interest and income tax paid

Interest and income tax paid during the year ended 31 December are as follows:

	Consolidated		Company	
	2007	2006	2007	2006 Restated
	Baht Million	Baht Million	Baht Million	Baht Million
Interest paid	1,249.78	1,347.70	7.96	33.10
Income tax paid	296.06	307.63	-	-
Non-cash transactions				
Liabilities due to purchases of property and equipment and intangible assets	91.55	164.74	3.72	2.57
Property and equipment under finance leases	-	36.70	-	-
Liabilities due to purchases of property and equipment	-	13.85	-	-
Liabilities due to purchases of programming rights and production costs	-	27.84	-	-
Purchases of fixed assets through installments	-	318.73	-	-

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the consolidated and company financial statements on pages 10 to 81 are an integral part of these financial statements.

1 General information

Shin Corporation Public Company Limited ("the Company") is a public limited company and is incorporated and domiciled in Thailand. The registered office of the Company is:

414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The Company, its subsidiaries, associates, and joint ventures (together "the Shin Corp Group" or "the Group") are principally engaged in the satellite, internet, telecommunications, media and advertising, low-fare airline and consumer finance. The Group renders satellite transponder and related services, operates a television channel, is an internet service provider and content producer, provides advertising services and publishes telephone directories, trades in cellular telephone equipment, provides nationwide cellular network services and provides data transmission services, operates a low-fare airline and offers consumer finance. The Company sold Asia Aviation Company Limited, a holding of Thai AirAsia Company Limited who operated a low-fare airline business, in June 2007 and Capital OK Company Limited, who operated consumer finance business, in December 2007. ITV Public Company Limited, who operated a television channel business, ceased its operation since 7 March 2007 as a result of the revocation of the Concession Agreement.

The principal business units are Shin Corporation Public Company Limited, its subsidiaries and Shin Satellite Public Company Limited, and its associates, Advanced Info Service Public Company Limited and CS Loxinfo Public Company Limited. All of these companies are listed on the Stock Exchange of Thailand.

As at 31 December 2007, the Group employed 1,586 employees (2006: 4,430 employees) on a consolidated basis and 72 employees (2006: 99 employees) at the Company level.

The Shin Corp Group has obtained concessions from government agencies, in Thailand and other countries, to provide satellites and transponder services, to be an Internet Service Provider, to act as a television broadcaster, and to provide telecommunication services in the Laos People's Democratic Republic ("Laos PDR") and Cellular Telephone Systems in Thailand and Cambodia, etc. The periods of the concessions range from 10 - 35 years. Under these concession agreements, certain companies in the Group must pay fees to the relevant government agencies based on a percentage of service income or at the rate specified in the relevant agreements, whichever is higher. In addition, certain companies in the Group, according to their concession agreements, must procure property and equipment for their operations and must transfer the ownership of such property and equipment to the relevant government agencies within the periods specified in the concession agreements.

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

1 General information (Cont'd)

The principal concessions are held by subsidiaries, associates and a joint venture at 31 December 2007 include:

Concession	Country	Held by	Expiry
Subsidiaries			
Satellites	Thailand	Shin Satellite Public Company Limited	September 2021
Radio-television broadcasting - under UHF system	Thailand	ITV Public Company Limited	July 2025 (In the process of dispute Note 38)
Associates			
900-MHz cellular telephone system	Thailand	Advanced Info Service Public Company Limited	September 2015
1800-MHz cellular telephone system	Thailand	Digital Phone Company Limited	September 2013
International call	Thailand	AIS International Network Company Limited	July 2026
Datakit Virtual Circuit Switch	Thailand	Advanced Datanetwork Communications Company Limited	2022
Satellite uplink-downlink	Thailand	CS Loxinfo Public Company Limited	August 2016
Joint Ventures			
Fixed phone, mobile phone, international facilities and internet	Laos PDR	Lao Telecommunications Company Limited	2021
Cellular telephone system	Cambodia	Cambodia Shinawatra Company Limited	March 2028

The concession of CS Loxinfo Public Company Limited ("CSL") in part of interest services expired on 15 April 2007. The National Telecommunications Commission ("NTC") is currently responsible for granting licenses to provide internet access services in Thailand.

CSL and its subsidiary received one-year Type I ISP licenses from NTC to provide internet access services for one year from 8 September 2007 to 7 September 2008 and 29 June 2007 to 28 June 2008, respectively. CSL also received Type II IIG license from NTC to provide internet access services for five years from 26 April 2007 to 25 April 2012 (Internet access services Type I ISP license represents a license to provide domestic internet access services which the service providers do not need to have their own telecommunication infrastructure. Internet access services Type II IIG license represents a license to provide international gateway internet access services and internet networks which the service providers need to have their own telecommunication infrastructure). According to the conditions specified by NTC, if the authorised licensee is not in significant violation of the conditions specified in the license, NTC will consider renewing the license as a normal procedure.

These consolidated and company financial statements have been approved for issue by the board of directors on 25 February 2008.

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Accounting policies

The principal accounting policies adopted in the preparation of these consolidated and company financial statements are set out below:

2.1 Basis of preparation

The consolidated and company financial statements have been prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535.

The consolidated and company financial statements have been prepared under the historical cost convention.

The preparation of financial statements in conformity with Thai generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses in the reported years. Although these estimates are based on management's best knowledge of current events and actions, actual results may differ from those estimates.

Where necessary, comparative figures have been adjusted to comply with changes in presentation in the current year.

An English version of the consolidated and company financial statements has been prepared from the statutory financial statements that are in the Thai language. In the event of a conflict or a difference in interpretation between the two languages, the Thai language statutory financial statements shall prevail.

2.2 Financial status of ITV Public Company Limited and its Group ("ITV")

As at 31 December 2007, ITV's current liabilities exceed its current assets by an amount of Baht 2,095 million and there is a deficit in excess of the share capital of an amount of Baht 2,167 million. In addition, as a consequence of the ruling of the Supreme Administrative Court on 13 December 2006, ITV is liable to pay the unpaid concession fee totalling Baht 2,210 million. The PMO, the concessionaire, claimed that the payment includes the 15% interest per annum on the total unpaid concession fee and the penalty arising from the alteration of television programming of Baht 97,760 million, which was due for payment within 30 days of ITV receiving the notice on 1 February 2007. ITV disputed these and did not pay for these unpaid concession fees including interest and penalty. On 7 March 2007, ITV received the letter of revocation of the concession agreement and radio-television operation under UHF system from the PMO and ceased it operation on that date. Furthermore, the SET raised a Suspension sign (SP) to stop trading of ITV's stock. ITV is in the process of preparing development plans to resolve the cause of delisting, and the plans to undertake of new business, and the rehabilitation for SET after ITV seeks and obtains approval from ITV's shareholders. SET provided a two - year timeframe for ITV to resolve the delisting issue. In addition, ITV is still conducting arbitral proceeding regarding the unpaid concession fee including interest and penalty arising from the alteration of television programming of Baht 97,760 million and value of undelivered assets include interest which shall await the arbitral award granted by the arbitration panel and the final legal outcome. This event indicates a material uncertainty which may cast significant doubt on ITV's ability to continue as a going concern.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Accounting policies (Cont'd)

2.3 New Accounting Standards and Amendments to Accounting Standards with the effective date in 2008

The following new accounting standards and amendments to accounting standards are revised and are mandatory for accounting periods beginning on or after 1 January 2008.

Amendments to Accounting Standards

TAS No. 25 "Cash Flow Statements"
TAS No. 29 "Leases"
TAS No. 31 "Inventory"
TAS No. 33 "Borrowing Costs"
TAS No. 35 "Presentation of Financial Statements"
TAS No. 39 "Accounting Policies, Changes in Accounting Estimates and Errors"
TAS No. 41 "Interim Financial Reporting"
TAS No. 43 "Business Combinations"
TAS No. 49 "Construction Contracts"

New Accounting Standards

TAS No. 51 "Intangible Assets"

The Group will apply these standards and amendments from 1 January 2008. However, the Group management determines that the application of these standards will not have significant impact on the consolidated and company financial statements as of 31 December 2007 being presented, except the revised TAS 35 "Presentation of Financial Statements" which requires the additional disclosures on critical judgement and estimates made by the management and the revised TAS 43 "Business Combinations" which requires intangible assets with indefinite useful life will no longer be amortised but be tested for impairment annually.

2.4 Group accounting

a) Subsidiary undertakings

Subsidiary undertakings, which are those companies in which the Group has power to govern the financial and operating policies, are consolidated; attention is directed to the substance of the power, and not merely the legal form.

Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date on which the Group ceases to have the power to exercise control over the operations. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless costs cannot be recovered. Where necessary, the accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group. Separate disclosure is made for minority interests. The interest of third parties in subsidiaries is accounted for on the basis of their share in the underlying equity of these undertakings.

In the Company financial statements, the Company accounts for its interest in subsidiaries on a cost basis.

SHIN CORPORATION e principal subsidiaries is set out in Note 10.

SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Accounting policies (Cont'd)

2.4 Group accounting (Cont'd)

b) Joint ventures

The Group's interest in jointly controlled entities ("joint ventures") is accounted for by proportionate consolidation in the consolidated financial statements. The Group combines its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Group's financial statements. The Group recognised the portion of gains or losses on the sale of assets by the Group to the joint ventures that it is attributable to the other venturers. The Group does not recognised its share of profits or losses from the joint ventures that result from the purchase of assets by the Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.

In the company financial statements, the Company accounts for its interest in joint ventures on a cost basis.

A list of the principal joint ventures and further details about joint ventures are set out in Notes 10 and 34, respectively.

c) Associated undertakings

Investments in associated undertakings are accounted for using the equity method of accounting in the consolidated financial statements. Under this method, the company's share of the post-acquisition profits or losses of associates are recognised in the income statement and its share of post-acquisition movements in reserves are recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has significant influence, but which it does not control, generally accompanying or shareholding of between 20% and 50% the voting rights. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill (net of accumulated amortisation) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not continue to recognised further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

In the company financial statements, the Company accounts for its interest in associates on a cost basis.

A list of the principal associates is set out in Note 10.

d) Gain (loss) on dilution from investment

Dilution gains or losses that arise on shares issued by subsidiaries, joint ventures or associates to third parties are recognised as an unrealised gain (loss) on dilution of investment which is presented in shareholders' equity in the balance sheet in consolidated financial statements.

SHIN CORPORATION

CORPORATION PUBLIC COMPANY LIMITED

2 Accounting policies (Cont'd)

2.5 Related parties

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Group, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Group. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Group that gives them significant influence over the enterprise, key management personnel, including directors and officers of the Group and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

2.6 Foreign currency translation

Transactions denominated in foreign currencies are translated into Thai Baht at the rate of exchange prevailing on the transaction dates. Monetary assets and liabilities at the balance sheet date denominated in foreign currencies are translated into Thai Baht at the rate of exchange prevailing at the balance sheet date. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the statements of income.

Statements of income and cash flows of foreign entities are translated into the Group's reporting currency at the weighted average exchange rates for the year and balance sheets are translated at the exchange rates ruling on the balance sheet date. Currency translation differences arising from the retranslation of the net investment in foreign entities are taken to shareholders' equity. On disposal of a foreign entity, accumulated currency translation differences are recognised in the statement of income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

2.7 Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits held at banks and other short-term highly liquid investments with original maturities of three months or less.

2.8 Current investments

Current investments represent time deposits, bills of exchange and promissory notes with original maturities of more than 3 months but less than 12 months.

2.9 Trade accounts receivable

Trade accounts receivable are carried at the original invoice amount and subsequently measured at the remaining amount less allowance for doubtful receivables based on a review of all outstanding amounts at the year end. The amount of the allowance is the difference between the carrying amount of the receivable and the amount expected to be collectible. Bad debts are written off during the year in which they are identified and recognised in the income statement as selling and administrative expenses.

2 Accounting policies (Cont'd)

2.10 Loans and accrued interest receivable

Loans and accrued interest receivables are carried at recoverable amount. The Company estimates 70% to 100% for allowance for doubtful accounts when the payment is in default more than three periods and writes off when the payment is in default more than 180 days. In addition, the Company considers provision of an allowance for doubtful accounts on the balance of which invoices were issued but the payments are not in default more than three periods. The estimation of allowance for doubtful debts is based on a historical trend of potential loss rate.

2.11 Inventories

Inventories are valued at the lower of cost or net realisable value. Costs are determined using the moving weighted average method except for the cost of aircraft spare parts, which is determined using the first-in first-out method. Work in progress is valued using the specific identification method. The cost of purchase comprises both the purchase price and costs directly attributable to the acquisition of the inventory, such as import duties and transportation charges, less all attributable discounts, allowances or rebates. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity) but excludes borrowing costs. Net realisable value is the estimate of the selling price in the ordinary course of business, less the costs of completion and selling expenses. Allowance is made, where necessary, for obsolete, slow-moving and defective inventories.

2.12 Investments (other than subsidiaries, associates and joint ventures)

Marketable equity securities which are classified as available-for-sale securities are carried at fair value. Fair value of marketable equity securities is calculated by reference to the purchasing prices quoted by the Stock Exchange at the close of business on the balance sheet date. Increases/decreases in the carrying amount are credited/charged against unrealised gains/losses from revaluation of investment in shareholders' equity.

Investments in non-marketable equity securities which are classified as general investments.

When disposing of part of the Group's holding of a particular investment in debt or equity securities the carrying amount of the disposed part is determined by reference to the average carrying amount of the total holding of the investment.

A test for impairment is carried out when there is a factor indicating that an investment might be impaired. If the carrying value of the investment is higher than its recoverable amount, impairment loss is charged to the statements of income.

2.13 Property and equipment

All property and equipment is initially recorded at cost and subsequently shown at cost less accumulated depreciation. Depreciation is calculated using the straight-line method to write off the cost of each asset to its estimated useful lives, or, if it is shorter, the lease term, based on the following useful lives:

	Years
Leasehold land, buildings and improvements	3 - 30
Furniture, fixtures and equipment	5 - 10
Vehicles (including vehicles under finance leases)	5
Computers and equipment	3 - 10
Rental equipment	2 - 5

SHIN CORPORATION PUBLIC COMPANY LIMITED

2.13 Property and equipment (Cont'd)

Borrowing costs to finance the construction of property and equipment are capitalised as part of the cost of the assets, during the period of time that is required to complete and prepare the property and equipment for its intended use. The borrowing cost includes interest on bank overdrafts, short-term and long-term borrowings, amortisation of discounted bills of exchange, amortisation of deferred financial expenses and related taxes.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Gains and losses on disposal of property and equipment are determined by comparing proceeds with carrying amount and are included in operating profit.

Repair and maintenance expenses are charged to the income statements during the financial year in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related assets.

2.14 Property and equipment under concession agreements

Property and equipment under concession agreements comprises assets used under concession agreements, ownership of which must be transferred to the regulatory government agencies in accordance with the specific terms of the respective concessions. Property and equipment under concession agreements is amortised on a straight-line basis over the shorter of the useful lives of the property and equipment or the remaining concession term, based on the following useful lives:

	Years
Satellites	Designed life (14.25 - 15.75)
Satellites station, telemetry, tracking, command and monitoring equipment	5 - 27.5
Computer systems	5

2.15 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary or associated undertaking or joint venture at the date of acquisition. Goodwill on acquisitions of subsidiaries and joint ventures is reported in the consolidated balance sheet as goodwill and is included in investments - equity method in the Company's separate financial statements. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is amortised using the straight-line method over its estimated useful life not exceeding 20 years. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition, considering factors such as existing market share, potential growth and other factors inherent in the acquired companies.

The gain or loss on disposal of an entity includes the unamortised balance of goodwill relating to the entity disposed.

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Accounting policies (Cont'd)

2.16 Other intangible assets

Other intangible assets represent the development of iPSTAR technology, proprietary software for internal use or to service within the Group, costs of computer software and equipment provided to certain overseas customers in connection with the utilisation of transponder services from the Group, and operating rights, expenditure on acquired patents, trademarks or licenses. Other intangible assets are amortised using the straight-line method over estimated period of their benefits of related assets for a period of 3 - 15.75 years.

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technological feasibility, and only if the cost can be measured reliably. Other development expenditure is recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development costs that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of their expected benefit, not exceeding 20 years.

2.17 Leases - where the Group is the lessee

Leases of assets where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated to the finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other payables. The interest element of the finance charge is charged to the income statements over the lease period. The assets acquired under finance leasing contracts are depreciated over the shorter of the estimated useful life of the assets or the lease term. However, if there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, depreciation is calculated over the estimated useful life of the assets.

Leases not transfering a significant portion of the risks and rewards of ownership the lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statements of income on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which the termination takes place.

2.18 Leases - where the Group is the lessor

Assets leased out under operating leases are included in property and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar fixed assets. Rental income is recognised on a straight-line basis over the lease term.

2.19 Impairment of long lived assets

Property and equipment, property and equipment under concession agreements and other non-financial assets, including goodwill and intangible assets, are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that have suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Accounting policies (Cont'd)

2.20 Employee benefits

The Group operates a provident fund, which is a defined contribution plan, the assets of which are held in a separate trust fund. The provident fund is funded by payments from employees and by the relevant Group companies. Contributions to the provident fund are charged to the statements of income in the year to which they relate. However, the Group does not record the employment benefits payable to employees under the Thai Labour Law.

Warrants granted to directors and employees of the Group are recognised when they are exercised.

2.21 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Where the Group expects an expenditure is to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expenses.

2.22 Revenue recognition

Sales are recognised upon delivery of products and customer acceptance, if any, net of taxes and discounts.

Revenue and cost of sales of gateway equipment with installation are recognised using the percentage of completion method. The stage of completion is measured by reference to the related contract costs incurred for work performed to date compared with the estimated total costs for the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Revenue from rendering transponder services and services related to the satellite business, Internet services, and other business related to the Internet business, and telephone services is recognised when the services is provided to customers. Revenue from the sale of advertising space in telephone directories is recognised on a monthly basis over the useful life of the telephone directory.

Revenue from leases of equipment is recognised in the period at the rate specified in the lease contract.

Revenue from the production of advertising materials is recognised upon completion. Revenue from advertising media is recognised when the service is rendered to the customers.

Revenue from advertising on television is recognised upon broadcasting and airtime rental is recognised when the program is broadcasted.

Revenue from airline fares is recognised when services are rendered to the customers.

Interest income is recognised on an accrual basis unless collectability is in doubt.

Dividend income is recognised when the shareholders' right to receive payment is established.

2 Accounting policies (Cont'd)

2.23 Deferred tax

The Group recognised deferred income tax, using the liability method, on temporary differences arising from differences between the tax base of assets and liabilities and their carrying amounts in the financial statements.

The tax rate at the balance sheet date was used to calculate the deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

2.24 Financial instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, current investments, trade receivables, related party receivables and payables, trade payables, finance leases, borrowings and certain derivative financial instruments. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group is a party to financial instruments that manage exposure to fluctuations in foreign currency exchange and interest rates. These instruments mainly comprise:

Derivative instruments

Derivative instruments are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The changes in the fair value are recognised immediately in the statement of income. Disclosures related to the change in accounting policy are provided in Note 3.2.

Fair value estimation

The fair values of foreign currency forward contracts, foreign currency option contracts and cross currency and interest rate swap contracts are determined using forward exchange market rates at the balance sheet date.

Disclosures related to financial instruments to which the Group is a party are provided in Notes 21 and 35.

2.25 Segment reporting

The segmental reporting has been prepared based on the internal report of the Group, which disaggregates its business by service or product.

2.26 Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year, exclusing treasury shares.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume the conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of warrants would be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the year.

SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Accounting policies (Cont'd)

2.27 Dividends

Dividends are recorded in the consolidated and company financial statements in the period in which they are declared.

3 The effect of change in accounting policies

3.1 Accounting policies relating to investment in subsidiaries, associates and joint ventures for the company financial statements

Notification of Federation of Accounting Professions No. 26/2549 dated on 11 October 2006 and No. 32/2549 dated 3 November 2006 relates to amendment of TAS No. 44 "Consolidated Financial Statements and Accounting for Investment in Subsidiaries" and TAS No. 45 "Accounting for Investments in Associates" which require the change from the equity method of accounting to the cost method of accounting for investments in subsidiaries and associates presented in the separate financial statements. Under the cost method, income from investment will be recorded when dividends are declared. The notification is mandatory from 1 January 2007. The Company has applied such method for investments in subsidiaries and associates and has also applied the same method of accounting for investment in joint ventures presented in the company financial statements. The change in the accounting policy has an impact on the separate financial statements only and does not have an impact on the consolidated financial statements.

The Group has adopted the cost method commencing from 1 January 2007 by applying retrospective adjustments. The effects of the changes to the Company's balance sheet as of 31 December 2006 and the Company's statement of income for the year ended 31 December 2006 are as follows:

	Company Restated Baht Million
Balance sheets as at 31 December 2006	
Decreased in investments in subsidiaries, associates and joint ventures	26,780.61
Shareholders' equity	
Decreased in unrealised gain on dilution from investments	3,966.02
Decreased in retained earnings brought forward	22,842.42
Decreased in retained earnings carried forward	22,956.73
Decreased in cumulative foreign currency translation adjustment	142.14
Statement of income for periods ended 31 December 2006	
Decreased in loss on sale of investment in a subsidiary	5.44
Increased in gain on sale of investment in a joint venture	64.44
Increased in impairment loss on investment in a subsidiary	2,191.83
Increased in impairment loss on investment in a joint venture	1,515.69
Increased in dividend income	8,061.35
Decreased in net results from investments - equity method	4,538.02
Decreased in net profit	114.31
Decreased in basic earnings per share (Baht)	0.03
Decreased in diluted earnings per share (Baht)	0.03

SHIN CORPORATION PUBLIC COMPANY LIMITED

3 The effect of change in accounting policies (Cont'd)

3.2 Accounting for derivative instruments

The Group and the Company have adopted an accounting policy for derivative instruments in accordance with the draft Accounting Practice Guidance, Accounting for Derivative Instruments, issued by the Accounting Standard Committee of Federation of Accounting Professions under the Royal Patronage of His Majesty the King in 2006. The Group and the Company applied this new practice prospectively, which is in accordance with the draft guidance.

The Group and the Company have changed their accounting method from the recognition of foreign currency forward contracts as forward contracts receivable and forward contracts payable on inception at the rate specified in the contracts to recognition of foreign currency forward contracts on inception at their fair value; and from the method that the foreign currency option contracts are not recognised on the financial statements to the recognition of the foreign currency option contracts on inception at their fair value.

4 Cash and cash equivalents

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Cash on hand	73.69	37.82	0.02	0.03
Cash at banks and financial institutions	773.85	1,020.01	134.24	91.65
Time deposit, bills of exchange and promissory notes	5,599.17	4,513.95	2,441.04	1,101.20
Total cash and cash equivalents	6,446.71	5,571.78	2,575.30	1,192.88

The weighted average effective interest rate of bank deposits, time deposits, bills of exchange and promissory notes was 3.11% per annum (2006: 4.41% per annum) on a consolidated basis and 2.95% per annum (2006: 4.74% per annum) on the Company basis.

5 Current investments

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Bills of exchange - held to maturity	-	800.00	-	-
Marketable securities - available for sale	-	80.58	-	80.58
Total current investments	-	880.58	-	80.58

The marketable securities are investment in debenture of a financial institution which bears interest at the rate of 4.24% per annum. The weighted average effective interest of bills of exchange - held to maturity was 5.16% per annum on a consolidated basis.

The movements in the marketable securities - available for sale, which are investments in debenture are as follows:

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Opening balance	80.58	272.11	80.58	272.11
Disposal	(85.31)	(200.52)	(85.31)	(200.52)
Amortisation of premium	(0.05)	(0.26)	(0.05)	(0.26)
Fair value changes of investment	4.78	9.25	4.78	9.25
Closing balance	-	80.58	-	80.58

6 Trade accounts and notes receivable, net

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Trade accounts and notes receivable				
- Third parties	1,365.42	2,048.70	-	-
- Related parties (Note 33)	325.90	534.22	-	12.31
Accrued income				
- Third parties	101.04	176.26	-	-
- Related parties (Note 33)	24.86	7.56	-	-
Total trade accounts and notes receivable	1,817.22	2,766.74	-	12.31
Less Allowance for doubtful accounts	(403.44)	(517.73)	-	-
Total trade accounts and notes receivable, net	1,413.78	2,249.01	-	12.31

Outstanding trade accounts and notes receivable from third parties can be aged as follows:

	Consolidated	
	2007 Baht Million	2006 Baht Million
Current - 3 months	611.89	1,192.24
Overdue 3 - 6 months	157.46	86.26
Overdue 6 - 12 months	105.41	88.38
Overdue over 12 months	490.66	681.82
Total	1,365.42	2,048.70
Less Allowance for doubtful accounts - third parties	(403.44)	(517.73)
Total trade accounts and notes receivable - third parties, net	961.98	1,530.97

7 Loans and accrued interest receivable, net

Outstanding loans and accrued interest receivable as at 31 December can be aged as follows:

	Consolidated	
	2007 Baht Million	2006 Baht Million
Up to 90 days	-	7,694.83
Over 90 days	-	948.58
Total loans and accrued interest receivable	-	8,643.41
Less Allowance for doubtful accounts	-	(1,110.62)
Loans and accrued interest receivable	-	7,532.79
Less Current portion of loans and accrued interest receivable	-	(5,744.57)
Loans and accrued interest receivable, net	-	1,788.22

8 Inventories, net

	Consolidated	
	2007 Baht Million	2006 Baht Million
Raw materials	135.95	116.12
Work in process	6.60	16.61
Finished goods	414.05	333.20
Goods in transit	22.94	25.47
Total	579.54	491.40
Less Allowance for obsoleted inventories	(39.54)	(145.08)
Total inventories, net	540.00	346.32

9 Other current assets

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Prepaid expenses	209.17	355.66	3.92	2.50
Income tax receivable	123.60	142.99	8.62	16.42
Advance payments	120.80	78.91	-	0.01
Deposits	28.93	38.35	-	-
Debtor - others	6.06	184.64	5.51	4.02
Accrued income receivable - others	26.03	22.73	-	-
Accrued interest receivable	51.58	34.99	6.33	9.04
Others	92.49	148.05	0.78	6.10
Total other current assets	658.66	1,006.32	25.16	38.09

10 Investments in subsidiaries, associates and joint ventures

a) Long - term investments in subsidiaries, associates and joint ventures as at 31 December comprise:

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Restated Baht Million
Investments in subsidiaries	-	-	3,704.94	5,481.00
Investments in associates	32,690.68	33,681.46	8,807.46	8,807.46
Investments in joint ventures	-	-	2.02	202.92
Total investments in subsidiaries, associates and joint ventures	32,690.68	33,681.46	12,514.42	14,491.38

10 Investments in subsidiaries, associates and joint ventures (Cont'd)

b) Movements in investments in subsidiaries, associates and joint ventures for the years ended 31 December comprise:

	Consolidated		Company	
	2007	2006	2007	2006 Restated
	Baht Million	Baht Million	Baht Million	Baht Million
Opening net book value - previously reported	33,681.46	34,819.29	41,271.99	43,696.85
Prior year adjustment (Note 3)	-	-	(26,780.61)	(26,757.87)
Opening net book value - restated	33,681.46	34,819.29	14,491.38	16,938.98
Increased investment in subsidiaries and a joint venture (Note 10 e)	-	-	3,460.00	2,604.60
Decreased in decreasing in share capital of a joint venture	-	-	-	(6.13)
Disposal of investment in a subsidiary and a joint venture	-	(19.38)	(490.90)	(233.12)
Share of net results from investments	7,020.15	7,067.81	-	-
Impairment loss of investment in a subsidiary (Note 10 e)	-	-	(4,946.06)	(4,812.95)
Dividends received from subsidiaries and associates	(8,046.42)	(8,193.98)	-	-
Change status from a subsidiary to an associate	-	21.83	-	-
Unrealised gain (loss) on dilution from investment	35.49	(14.11)	-	-
Closing net book value	32,690.68	33,681.46	12,514.42	14,491.38

c) The details of investments in subsidiaries, associates and a joint venture can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries			
Shin Satellite Public Company Limited and its Group	Operating and administering communication satellite projects and rendering transponder services for domestic and international communications	Thailand	Baht
ITV Public Company Limited and its Group	Broadcasting of UHF system and lease of equipment for program production, producing ITV programs and arranging related marketing events (ITV ceased its operation (Note 38 e))	Thailand	Baht
I.T. Applications and Service Company Limited and its subsidiary	Computer services	Thailand	Baht
Matchbox Company Limited (formerly SC Matchbox Company Limited)	Providing advertising services and production of advertisements for radio and television	Thailand	Baht
Payment Solution Company Limited and its Group	Providing cash card services	Thailand	Baht
Associates			
Advanced Info Service Public Company Limited and its Group	Operating a 900 MHz cellular telephone system	Thailand	Baht
CS Loxinfo Public Company Limited and its Group	Providing internet data center services, internet, satellite uplink - downlink services	Thailand	Baht
Joint venture			
ArcCyber Company Limited	Providing internet services	Thailand	Baht

10 Investments in subsidiaries, associates and joint ventures (Cont'd)

d) Carrying value of investments in subsidiaries, associates and joint ventures

	Consolidated - 31 December 2007 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accounulated Share of profit (loss)	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,958.12	42.72	8,807.46	23,387.66	32,195.12	7,961.39
CS Loxinfo Public Company Limited	626.80	39.98	1,669.10	(1,173.54)	495.56	85.03
Total investments in associates			10,476.56	22,214.12	32,690.68	8,046.42

	Consolidated - 31 December 2006 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accounulated Share of profit (loss)	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,953.55	42.79	8,807.46	24,390.45	33,197.91	7,961.39
CS Loxinfo Public Company Limited	625.00	40.02	1,669.10	(1,185.55)	483.55	232.59
Total investments in associates			10,476.56	23,204.90	33,681.46	8,193.98

	Company - 31 December 2007 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Allowance for impairment	Investment, net	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	5,461.09	41.28	3,612.97	-	3,612.97	-
ITV Public Company Limited	6,033.49	52.92	3,297.26	(3,297.26)	-	-
I.T. Applications and Service Company Limited	10.00	99.99	10.00	-	10.00	17.00
Matchbox Company Limited	9.00	99.96	71.97	-	71.97	99.96
Payment Solution Company Limited	550.00	99.99	10.00	-	10.00	-
Total investments in subsidiaries			7,002.20	(3,297.26)	3,704.94	116.96
Associate						
Advanced Info Service Public Company Limited	2,958.12	42.72	8,807.46	-	8,807.46	7,961.39
Total investment in an associate			8,807.46	-	8,807.46	7,961.39
Joint venture						
ArcCyber Company Limited	279.80	47.50	2.02	-	2.02	-
Total investments in a joint venture			2.02	-	2.02	-

10 Investments in subsidiaries, associates and joint ventures (Cont'd)

d) Carrying value of investments in subsidiaries, associates and joint ventures (Cont'd)

	Company - 31 December 2006 (Baht Million) - Restated					
	Paid-up capital	Investment portion (%)	Cost	Allowance for impairment	Investment, net	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	5,455.35	41.32	3,612.97	-	3,612.97	-
ITV Public Company Limited	6,033.49	52.92	3,297.26	(3,297.26)	-	-
I.T. Applications and Service Company Limited	10.00	99.99	10.00	-	10.00	-
Matchbox Company Limited	9.00	99.96	71.97	-	71.97	99.96
Capital OK Company Limited	4,050.00	100.00	3,715.66	(1,929.60)	1,786.06	-
Total investments in subsidiaries			10,707.86	(5,226.86)	5,481.00	99.96
Associate						
Advanced Info Service Public Company Limited	2,953.55	42.79	8,807.46	-	8,807.46	7,961.39
Total investment in an associate			8,807.46	-	8,807.46	7,961.39
Joint ventures						
Asia Aviation Company Limited	410.00	49.00	200.90	-	200.90	-
ArcCyber Company Limited	279.80	47.50	2.02	-	2.02	-
Total investments in joint ventures			202.92	-	202.92	-

The Group's share of the results of its principal associates and its share of the assets, liabilities, revenue and net profit are as follows:

	Advanced Info Service Public Company Limited		CS Loxinfo Public Company Limited	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Balance sheets				
Assets, net	128,941.65	134,300.77	2,368.29	2,615.25
Liabilities, net	53,480.85	56,701.77	743.17	806.81
Income statements				
Gross revenues	108,454.05	91,428.16	2,517.55	2,460.38
Net profit for the year	16,290.47	16,256.02	261.00	212.59

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITE

10 Investments in subsidiaries, associates and joint ventures (Cont'd)

e) Significant movements in investments during the year ended 31 December 2007 were as follows:

Exercised warrants issued to directors and employees (ESOP) of a subsidiary and an associate

During the period, a subsidiary and the associate increased their issued and paid-up share capital in order to support the exercised warrants issued to directors and employees (ESOP). As a result, the Company's investment in the subsidiary and associate were diluted as detail below:

Company	Unit of exercised warrants Million units	Share capital increased Baht Million		Premium on share capital changed Baht Million		Decrease in % of interest of the Company	
		from	to	from	to	from	to
SATTEL	0.56	5,455.35	5,461.09	4,295.76	4,297.23	41.32	41.28
ADVANC	4.18	2,953.55	2,958.12	20,978.56	21,250.96	42.79	42.72

Changing in investment of Capital OK Company Limited ("OK")

Increase in share capital of OK

During 2007, OK increased its issued and paid-up capital from Baht 4,050 million to Baht 7,500 million. The Company paid Baht 3,450 million for all of its increments.

Sale of investment in OK

On 25 September 2007, the Company's Board of Directors granted approval for the Company to sell all of its ordinary shares in OK, proportionate to 99.99% of paid up shares, for approximately Baht 290 million to ACAP Advisory Company Limited and ORIX Corporation (together referred to as "Purchasers"). In addition, the Purchasers agreed to accept liability for the repayment of the loan to OK of Baht 700 million. On 7 December 2007, the Company received payment in full for the sale of all of its ordinary shares in OK and the loan repayment, totalling Baht 990 million. The sale of the investment in OK did not, however, include the investment in Payment Solution Company Limited ("PSC"), an OK's subsidiary. As a result there was a loss on the sale of investment of Baht 1,378 million in the consolidated financial statements. During the year 2007, the Company had recognised impairment loss on the investment in OK of Baht 4,946 million, in the company financial statements in order to present the value of the investment in OK at it recoverable amount of Baht 290 million. Therefore, the company financial statements did not show a gain (loss) from the sale of the investment in OK.

Changing in investment of Asia Aviation Company Limited ("AA")

Sale of investment in AA

On 21 June 2007, the Company sold its entire investment in AA for the amount of Baht 472 million. As a result, a gain on sale of investment was recognised in the consolidated and the Company's income statements approximately Baht 407 million and Baht 271 million, respectively.

Changing in investments of Shin Satellite Public Company Limited ("SATTEL")

Sale of investment in Shenington Investment Private Limited ("Shenington") (a subsidiary of SATTEL)

On 4 July 2007, the Extraordinary General Meeting of Shareholders No. 1/2007 of SATTEL passed a resolution to approved the sale of 7,182,420 shares of investment in Shenington to Asia Mobile Holdings Pte Ltd. ("AMH"), equivalent to 49% of Shenington's total issued shares at approximately price of US Dollars 27.85 per share, in totaling US Dollars 200 million (approximately Baht 6,709 million). SATTEL sold the shares in Shenington and received cash from AMH on 25 July 2007. Gain on sale of investment amounting to Baht 5,126 million.

According to the Shareholders' Agreement between SATTEL and AMH, Shenington is a jointly controlled entity between SATTEL and AMH. Subsequently, the investment in Shenington has changed the status from a subsidiary to a joint venture of SATTEL.

10 Investments in subsidiaries, associates and joint ventures (Cont'd)

e) Significant movements in investments during the year ended 31 December 2007 were as follows: (Cont'd)

Changing in investment of CS Loxinfo Public Company Limited ("CSL") (an associate of SATTEL)

Allocation of warrants and increasing in registered share capital of CSL

On 23 April 2007, the annual ordinary shareholders meeting of CSL passed a resolution to approve the allocation of 8,354,400 ordinary shares, equivalent to 1.34% of CSL's total issued and paid-up share capital as at the date on which the warrant allocation was approved, under an ESOP scheme (Grant V), by granting warrants to directors and employees of CSL and its subsidiary. The exercise ratio is one warrant per ordinary share. The warrants are in registered form and are non-transferable. The term of the warrants does not exceed five years from the date on which they were granted, and the warrants have no offering price. The exercise price is the weighted-average closing price of CSL's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the annual ordinary shareholders meeting held on 23 April 2007. One-third of the allocated warrants may be exercised to purchase ordinary shares, one year from the grant date for the first exercise, and two years and three years from the grant date for the second and third exercises, respectively. On 24 May 2007, the Securities and Exchange Commission approved CSL's ESOP scheme (Grant V). The issue and allocation of these warrants on 30 May 2007 was subsequently ratified by the Executive Committee of CSL on 22 June 2007.

In addition, the meeting also passed a resolution to approve an increase in registered share capital from 649,020,074 ordinary shares at a par value of Baht 1 each to 660,849,474 ordinary shares at a par value of Baht 1 each by registering 11,829,400 additional ordinary shares. These additional 3,475,000 shares are to support the additional units of warrants due to the change in exercise ratios under ESOP Grants I, II, III and IV and 8,354,400 shares are to support warrants to be issued to its directors and employees under ESOP Grant V. CSL registered the increase in registered share capital with the Ministry of Commerce on 28 June 2007.

Offset of legal reserve and premium on share capital with deficit of CSL

On 23 April 2007, the shareholders passed a resolution to approve the offset of legal reserve of Baht 45.6 million and premium on share capital of Baht 574.5 million, totaling Baht 620.1 million with the deficit. The offset is allowed under the Public Limited Companies Act section 119; which states "Where approval of the shareholder meeting has been obtained, the company may transfer the reserve fund referred to premium on share, the reserve fund referred to legal reserve or other reserves to compensate for the deficit of the company".

Acquisition of Watta Classified Company Limited ("Watta")

On 27 April 2007, CSL acquired 120,000 common shares of Watta at Baht 733.34 per share, equivalent to 60% of the share capital of Watta. Total cost of the acquisition is Baht 89.7 million, which includes financial advisory expenses of Baht 1.7 million. As a result, Watta and its subsidiaries changed their status to become CSL's subsidiaries from the date on which control was transferred to CSL.

Acquisition of ordinary shares of Loxley Information Service Company Limited ("Loxserv")

On 10 May 2007, the Board of Directors of CSL passed a resolution to approve the acquisition of 991,593 ordinary shares of Loxserv from Point Asia Dot Com (Thailand) Company Limited at Baht 2.02 per share, equivalent to 3.81% of the share capital of Loxley Information Services Company Limited at a total price of approximately Baht 2 million. As a result of this acquisition, CSL owns 99.86% of Loxserv.

10 Investments in subsidiaries, associates and joint ventures (Cont'd)

e) Significant movements in investments during the year ended 31 December 2007 were as follows: (Cont'd)

Approval of Treasury Shares Program of CSL

On 9 August 2007, at the Board of Directors meeting of CSL, a resolution was passed to approve a programme to repurchase up to 51.7 million shares, or 8.3% of the total number of paid-up share capital for liquidity management purposes. The total budget for the programme is Baht 225 million. The repurchase of shares on the Stock Exchange of Thailand will occur during the period from 27 August 2007 to 27 February 2008. The offered price for the repurchase of shares must not exceed the average closing price of those shares for the preceding five business days, plus an amount of 15% of such average closing price, according to notification of the Stock Exchange of Thailand. The period when the repurchased shares can be resold is the three-year period following completion of the repurchase, excluding the first six-months of such period. The offered price for the resale of the repurchased shares must not be less than the average closing price of those shares for the preceding five business days, less an amount of 15% of such average closing price, according to notification of the Stock Exchange of Thailand.

As at 22 November 2007, CSL purchased 51.70 million treasury shares (par value of Baht 1 per share) or 8.3% of paid-up capital, in total amount of Baht 222.09 million achieving the number of share repurchased as approval by the Board of Directors. Thus, CSL has completed the Share Repurchase Project.

Consideration of impairment loss on investments

As the Company adopted the accounting policy for investments in subsidiaries, associates and joint ventures in the company financial statements beginning on 1 January 2007 (Note 3), the Company had restated the prior period's comparative financial statements, as the investments in the subsidiaries, associates and joint ventures had previously always been recognised using a cost method. Therefore, the comparative financial statement figures of the year 2006 are prepared on the assumption that the new accounting policy has been applied. Under the application of this standard, the Company has determined impairment of investments in subsidiaries as follows:

Investment in OK

OK has incurred a loss from operations as a result of decreasing its lending portfolio by tightening its credit policy. In addition, the consumer finance business came under regulation resulting in limited business opportunities. For example, the Bank of Thailand regulates the maximum interest rate and fees that consumer finance operators can charge customers. In addition, the subsequent economic downtrend has caused unfavourable business prospects. Consequently, the operation of OK may continue incurring further losses and there is a low possibility of recovering the investment value. Therefore, the Company decided to impair the investment in OK to its realisable value of Baht 290 million (according to the Memorandum of Understanding) in the amount of Baht 4,946 million for the year ended 31 December 2007 (2006: Baht 1,515 million).

Investment in AD Venture Company Limited ("ADV")

ADV had continuous operating loss and its net realisable value estimated from selling price to a related company in 2006 is less than book value of investment under cost method which indicated the impairment of investment in ADV. The Company recognised impairment loss of investment in ADV approximately Baht 468 million and restated retained earnings brought forward as if it has been incurred since 2005 in the Company's income statement.

10 Investments in subsidiaries, associates and joint ventures (Cont'd)

e) Significant movements in investments during the year ended 31 December 2007 were as follows: (Cont'd)

Investment in ITV

In the fourth quarter of 2006, the Supreme Administrative Court ruled to uphold the Arbitration award ruled by the arbitration panel that affected the PMO claimed ITV to pay the unpaid concession fee totalling Baht 2,210 million plus penalty and interest of the overdue concession fee. On 7 March 2007, ITV received the letter of revocation the Concession Agreement and radio-television operation under UHF system from the PMO and ceased its operation since that date (as mentioned in Note 38 e). These events are indicators for the impairment of investment in ITV. In 2006, the Company has recognised impairment loss of the investment in ITV in full amount of its carrying cost at approximately Baht 3,297 million estimated from net realisable value of ITV.

f) Dividend receipts

In the year 2007, the Company's subsidiaries and associates paid dividends to the Group as follows:

	Baht per share		Amount received
	Par value	Dividend rate	Baht Million
Matchbox Company Limited (a subsidiary)	10.00	111.11	99.96
I.T. Applications and Service Company Limited (a subsidiary)	10.00	17.00	17.00
ADVANC (an associate)	1.00	6.30	7,961.39
CSL (an associate)	1.00	0.34	85.03

11 Other investments

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
General investments				
Imperial Technology Management Services Public Company Limited	25.00	25.00	25.00	25.00
Other	1.25	2.48	1.25	1.25
Total other investments	26.25	27.48	26.25	26.25

SHIN CORPORATION PUBLIC COMPANY LIMITED

12 Property and equipment, net

	Consolidated (Baht Million)						
	Buildings & improvements	Furniture, fixtures & equipment	Vehicles & vehicles under finance leases	Computers & equipment	Rental equipment	Assets under construction	Total
As at 31 December 2006							
Cost	492.21	9,314.24	151.89	600.67	11.40	563.90	11,134.31
Less Accumulated depreciation	(184.15)	(3,132.79)	(79.50)	(279.67)	(11.32)	-	(3,687.43)
Less Allowance for impairment	-	(21.48)	-	(0.05)	-	-	(21.53)
Net book value	308.06	6,159.97	72.39	320.95	0.08	563.90	7,425.35
Transactions during the year ended 31 December 2007							
Additions	171.80	141.13	26.20	45.03	0.13	814.72	1,199.01
Transfer, net	(78.00)	1,129.88	(0.01)	1.39	(0.02)	(1,136.86)	(83.62)
Disposals, net	(3.45)	(16.25)	(6.04)	(2.09)	-	-	(27.83)
Write-off, net	(13.96)	(4.09)	(8.18)	(0.09)	-	(0.48)	(26.80)
Decrease investment in a joint venture and a subsidiary, net	(54.04)	(2,224.25)	(16.21)	(111.46)	-	(113.25)	(2,519.21)
Depreciation charged	(49.04)	(786.45)	(23.31)	(102.62)	-	-	(961.42)
Impairment loss	-	(9.75)	-	-	-	-	(9.75)
Foreign currency translations adjustment	(1.27)	(291.49)	(0.02)	(0.30)	-	(28.47)	(321.55)
Closing net book value	280.10	4,098.70	44.82	150.81	0.19	99.56	4,674.18
As at 31 December 2007							
Cost	400.32	6,802.31	102.97	384.88	11.45	99.56	7,801.49
Less Accumulated depreciation	(120.22)	(2,668.75)	(58.15)	(234.07)	(11.26)	-	(3,092.45)
Less Allowance for impairment	-	(34.86)	-	-	-	-	(34.86)
Net book value	280.10	4,098.70	44.82	150.81	0.19	99.56	4,674.18

Property and equipment includes property and equipment under concession agreements of a joint venture of SATTEL, Cambodia Shinawatra Company Limited ("CAM"), of approximately Baht 1,611 million (31 December 2006: Baht 2,728 million). According to the concession agreement, CAM must transfer its ownership of this related property and equipment to the government of Cambodia on the expiration date of the concession agreement, 4 March 2028 (Note 38 a).

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

12 Property and equipment, net (Cont'd)

	Company (Baht Million)					
	Buildings & improvements	Furniture, fixtures & equipment	Vehicles & vehicles under finance leases	Computers &equipment	Assets under construction	Total
As at 31 December 2006						
Cost	16.55	27.80	29.83	42.22	0.45	116.85
Less Accumulated depreciation	(10.86)	(20.19)	(16.50)	(29.64)	-	(77.19)
Net book value	5.69	7.61	13.33	12.58	0.45	39.66
Transactions during the year ended 31 December 2007						
Additions	3.06	0.96	-	4.37	0.79	9.18
Disposals, net	(0.10)	(0.70)	(4.91)	(0.04)	-	(5.75)
Transfer, net	0.09	-	-	-	(0.45)	(0.36)
Amortisation	(0.05)	(0.03)	-	(0.01)	(0.13)	(0.22)
Depreciation charge	(1.65)	(2.29)	(4.34)	(4.24)	-	(12.52)
Closing net book value	7.04	5.55	4.08	12.66	0.66	29.99
As at 31 December 2007						
Cost	12.05	22.05	12.69	45.57	0.66	93.02
Less Accumulated depreciation	(5.01)	(16.50)	(8.61)	(32.91)	-	(63.03)
Net book value	7.04	5.55	4.08	12.66	0.66	29.99

The Group do not have borrowing cost of assets under construction, which is capitalised, during the year 2007 (2006: Baht 51 million) in the consolidated financial statements.

13 Property and equipment under concession agreements, net

	Consolidated (Baht Million)		
	Satellite equipment	Radio & television broadcast equipment	Total
As at 31 December 2006			
Cost	26,550.49	3,708.46	30,258.95
Less Accumulated amortisation	(6,062.15)	(1,854.43)	(7,916.58)
Net book value	20,488.34	1,854.03	22,342.37
Transactions during the year ended 31 December 2007			
Additions	0.19	7.31	7.50
Transfer, net	-	79.71	79.71
Write-off, net	(1,712.16)	(40.06)	(1,752.22)
Allowance for impairment	-	(1,900.99)	(1,900.99)
Closing net book value	18,776.37	-	18,776.37
As at 31 December 2007			
Cost	26,551.07	3,846.01	30,397.08
Less Accumulated amortisation	(7,774.70)	(1,945.02)	(9,719.72)
Less Allowance for impairment	-	(1,900.99)	(1,900.99)
Net book value	18,776.37	-	18,776.37

14 Consideration of impairment on assets of ITV

On 7 March 2007, ITV received the letter to revoking the Concession Agreement and the UHF television operation. Thus, the Concession Agreement was terminated. This was an indicator to impair the property and equipment, property and equipment under the Concession Agreement, programming rights and other current assets in the amounts of Baht 9.8 million, Baht 1,901 million, Baht 49.9 million and Baht 0.9 million respectively, which have been recognised in the consolidated financial statements, which was determined from the net realisable value of these assets.

15 Goodwill, net

	Consolidated Baht Million
As at 31 December 2006	
Cost	2,253.16
Less Accumulated amortisation	(597.62)
Less Allowance for impairment	(1,105.43)
Net book value	550.11
Transactions during the year ended 31 December 2007	
Additions	0.27
Amortisation	(17.21)
Impairment (Note 10 e)	(446.97)
Closing net book value	86.20
As at 31 December 2007	
Cost	2,253.43
Less Accumulated amortisation	(614.83)
Less Allowance for impairment	(1,552.40)
Net book value	86.20

16 Other intangible assets, net

	Consolidated Baht Million	Company Baht Million
As at 31 December 2006		
Cost	2,556.24	78.87
Less Accumulated amortisation	(791.14)	(63.20)
Net book value	1,765.10	15.67
Transactions during the year ended 31 December 2007		
Additions	56.40	0.44
Transfer, net	1.62	0.45
Decrease from disposal of investment, net	(184.79)	-
Write-off, net	(3.55)	-
Amortisation	(187.60)	(6.09)
Foreign currency translation adjustment	(17.45)	-
Closing net book value	1,429.73	10.47
As at 31 December 2007		
Cost	2,062.32	79.76
Less Accumulated amortisation	(632.59)	(69.29)
Net book value	1,429.73	10.47

17 Deferred income tax

Deferred income tax is calculated on temporary differences under the balance sheet liability method using a principle tax rate ranging between 20% to 30% (2006: 20% to 30%).

Deferred tax assets for tax loss carried forward are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. The Group has tax loss carried forward to offset future tax income amounting to Baht 6,290 million (31 December 2006: Baht 5,714 million) which is recognised as a deferred tax assets up to the amount it expects to be utilised of Bath 430 million (31 December 2006: Baht 430 million).

The movements in deferred tax assets and liabilities during the year ended 31 December 2007, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

	Consolidated (Baht Million) For the year ended 31 December 2007					
Deferred tax assets	**Allowance for doubtful accounts**	**Loss carry forward**	**Depreciation/ amortisation**	**Allowance for impairment**	**Others**	**Total**
Balance brought forward	377.28	430.22	33.37	4.30	79.47	924.64
Impact to statement of income	(356.15)	(430.65)	(2.94)	-	9.97	(779.77)
Impact to shareholders' equity	(0.06)	0.43	0.04	(0.15)	1.13	1.39
Decrease from changing status from a subsidiary to a joint venture, net	(2.50)	-	(11.04)	(2.03)	(14.09)	(29.66)
Decrease from disposal of investment	-	-	(0.95)	-	-	(0.95)
Balance carried forward	18.57	-	18.48	2.12	76.48	115.65

	Consolidated (Baht Million) For the year ended 31 December 2007				
Deferred tax liabilities	**Deferred expenses**	**Amortisation on assets under concession agreement**	**Investment**	**Others**	**Total**
Balance brought forward	(21.15)	(109.22)	(14.15)	(10.21)	(154.73)
Impact to statement of income	15.69	(45.75)	28.30	2.79	1.03
Impact to shareholders' equity	-	6.85	(14.15)	(6.19)	(13.49)
Decrease from changing status from a subsidiary to a joint venture, net	-	61.90	-	-	61.90
Decrease from disposal of investment	4.24	-	-	1.93	6.17
Balance carried forward	(1.22)	(86.22)	-	(11.68)	(99.12)

Deferred income tax assets and liabilities are offset when there is a legally unforceable right to offset current tax assets against current tax liabilities and when the deferred income tax related to the same tax authority. The offset amounts are as follows:

	Consolidated 2007 Baht Million	Consolidated 2006 Baht Million
Deferred tax assets	83.66	896.86
Deferred tax liabilities	(67.12)	(126.95)

SHIN CORPORATION PUBLIC COMPANY LIMITED

18 Trade accounts and notes payable

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Trade accounts and notes payable				
- Third parties	831.27	1,043.50	0.90	0.35
- Related parties (Note 33)	34.43	38.71	0.22	3.23
Total trade accounts and notes payable	865.70	1,082.21	1.12	3.58

19 Borrowings

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Current				
Bank overdrafts and short-term loans from banks and financial institutions	344.83	4,706.08	-	600.00
Current portion of long-term borrowings	1,251.75	7,703.90	-	-
Finance lease liabilities	20.97	47.04	-	0.53
	1,617.55	12,457.02	-	600.53
Non-current				
Long-term borrowings	8,433.67	14,070.70	-	-
Finance lease liabilities	19.97	37.96	-	-
	8,453.64	14,108.66	-	-
Total borrowings	10,071.19	26,565.68	-	600.53

The movements in the borrowings can be analysed as follows:

	Consolidated Baht Million	Company Baht Million
For the year ended 31 December 2007		
Opening balance	26,565.68	600.53
Additions	922.47	-
Decreased in investment in a subsidiary and a joint venture, net	(406.02)	-
Repayments	(16,879.95)	(600.53)
Amortisation of financial cost	114.03	-
Unrealised gain on exchange rate	(71.97)	-
Foreign currency translation adjustment	(173.05)	-
Closing balance	10,071.19	-

As at 31 December 2006, the Company has unsecured promissory notes with a bank in the amount of Baht 600 million with weighted average of effective interest at rates of 5.99% per annum.

Loan default of ITV

Termination of the Concession Agreement executed on 7 March 2007 caused ITV's status to be incompliant with the terms and conditions of the Debt Restricting Agreement and the bank was eligible to claim that the remaining loan amount became due for payment without providing the prior notice. However, ITV contracted the bank in writing to seek the approval of an alternative course of action on the said issue. On 2 August 2007, the bank permitted ITV to pay the loan under the original terms defined in the Debt Restructuring Agreement. ITV has ther[illegible]ssified the outstanding amount of loan as current liabilities.

19 Borrowings (Cont'd)

Facility agreements in relation to the financing of the iPSTAR satellite project

On 7 November 2002, SATTEL entered into a US Dollars 389.3 million credit agreement, which comprises three agreements as follows:

a) Loan credit agreement for US Dollars 184.5 million. The guarantor is the Export-Import Bank of the United States.

b) Loan credit agreement for US Dollars 79.8 million. The guarantor is a French export and import bank (Compagnie Francaise d'Assurance pour le Commerce Exterieur).

c) Loan credit agreement from another group of commercial banks for US Dollars 125 million. This has no guarantor.

The loans under each loan credit agreement bear interest at various rates. These are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of six months and fixed rates. SATTEL is required to pay a commitment fee in respect of the unused portion of the facilities. In addition, under the aforementioned credit agreements, SATTEL must comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sale or transfer of assets and investment. The repayment of principal and interest was changed from semi-annually to monthly. The monthly repayments of loans principals and interest as secured by the Export-Import Bank of the United States and Compagnie Francaise d'Assurance pour le Commerce Exterieur are from November 2005 to May 2013 and other loans from another group of commercial banks are from November 2005 to November 2009.

Facility agreement in relation to the financing of the Thaicom 5 satellite project

SATTEL entered into credit agreements guaranteed by the French export and import bank for the purpose of the Thaicom 5 satellite project on 8 August 2005 and 13 October 2005 amounting to US Dollars 33.01 million with 8.75 years and US Dollars 38.36 million with 8.58 years, respectively. These credit agreements bear interest at fixed rates. SATTEL must comply with the conditions in the aforesaid credit agreements with regards to maintaining certain financial ratios, dividend payment policy, guarantees, and sale or transfer of assets. The initial repayment of principal will be six-month after the In - Orbit Acceptance of the Thaicom 5 satellite.

The rescheduling of loan repayments on long-term loans for the iPSTAR satellite and Thaicom 5 satellite projects

In the fourth quarter of 2006, SATTEL issued a letter to the group of lenders for the iPSTAR and Thaicom 5 satellite requesting for negotiations on the rescheduling of loan repayments on the long-term loans for the iPSTAR and Thaicom 5 satellite. During the fourth quarter of 2007, SATTEL was still engaged in the negotiation process. SATTEL has received the latest forbearance letter from the group of lenders, which allowed SATTEL to defer the payment which was due for repayment from 15 November 2006 to 15 February 2008 of the principal amount of US Dollars 31.75 million, US Dollars 26.74 million and US Dollars 32.95 to 14 November 2007, 31 January 2007 and 29 February 2008, respectively.

Subsequently, on 26 July 2007, SATTEL repaid the loan principal for the iPSTAR and Thaicom 5 satellite amounting to US Dollars 141.15 million (approximately Baht 4,776 million) to cover the principal amount of US Dollars 79.02 million (Baht 2,717 million) as mentioned above, the remainder covering the principal of undue payment schedule, which was in accordance with the terms specified in the "Distribution Agreement" between SATTEL and the group of lenders. The outstanding long-term loan balance after this repayment is US Dollars 261.15 million (approximately Baht 8,849 million).

SATTEL and the group of lenders are currently in the process of reviewing the new loan agreements. As at 31 December 2007, SATTEL presented long-term loans (before offsetting with financial expenses in these financial statements) as a current liability of Baht 651 million and a non-current liability of Baht 8,199 million (31 December 2006: Baht 3,161 million and Baht 11,414 million, respectively), in accordance with the agreements on repayment reschedule.

19 Borrowings (Cont'd)

The revised maturity of non-current borrowings (before offsetting with financial expenses) in relation to the iPSTAR and Thaicom 5 satellites is as follows:

	Consolidated Baht '000
Later than 1 year but not later than 2 years	938.71
Later than 2 years but not later than 5 years	4,320.84
Later than 5 years	3,390.14
Total	8,649.69

The interest rate exposure of the borrowings of the Group and the Company are as follows:

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Total borrowings:				
- at fixed rates	3,716.44	10,570.79	-	600.53
- at floating rates	6,354.75	15,994.89	-	-
	10,071.19	26,565.68	-	600.53
Weighted average interest rates: (%)				
- bank overdraft and short-term loans from financial institutions	8.97	6.58	-	5.99
- long-term borrowings	5.69	5.70	-	-
- finance lease liabilities	2.67	6.46	-	7.26

Maturity of non-current borrowings as at 31 December 2007 is as follows:

	Consolidated		Company	
	Borrowings Baht Million	Finance lease liabilities Baht Million	Borrowings Baht Million	Finance lease liabilities Baht Million
2009	1,661.59	14.90	-	0.53
2010	1,760.28	1.77	-	-
2011	1,178.92	2.23	-	-
2012 and after	3,832.88	1.07	-	-
	8,433.67	19.97	-	0.53

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

19 Borrowings (Cont'd)

Borrowing facilities

As of 31 December 2007, SATTEL has unutilised short-term loan facilities made available by various financial institutions in an aggregate amount of Baht 1,488 million (2006: Baht 1,656.81 million) and a standby letter of credit issued by a commercial bank in 2006 amounting to US Dollars 1,599 million (2007: nil) security to the iPSTAR loans. The repayment of any amount drawn under the standby letter of credit will be made after the full repayment of the iPSTAR loans.

The above facilities are as follows is as follows:

	Consolidated	
	2007 Baht Million	2006 Baht Million
Floating rate		
- expiry within one year	1,488.00	1,656.81
- expiry after one year	-	-
Fixed rate		
- expiry after one year	-	-
Total	1,488.00	1,656.81
Stand by letter of credit	-	1,557.00

Fair values

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate the fair value due to the short maturities of these instruments. The value of non-current borrowings is estimated using discounted cash flows based on the Group's incremental borrowing rates for similar types of borrowings, as follows:

	Consolidated			
	2007		2006	
	Amount Baht Million	Fair value Baht Million	Amount Baht Million	Fair value Baht Million
Long-term debt (exclude finance lease liabilities)	8,433.67	7,537.86	14,068.37	13,642.04

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

20 Other current liabilities

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Accrued expenses	413.56	871.34	51.19	42.37
Deferred income and advance receipts	221.95	474.43	-	-
Other payable	89.14	121.42	2.19	1.84
Tax payable	36.94	68.95	-	5.06
Deposit from customers	44.54	60.39	-	-
Others	23.05	68.98	1.24	2.00
Total other current liabilities	829.18	1,665.51	54.62	51.27

21 Derivative instruments, net

As at 31 December 2006, the fair value of the Group's recorded derivative instruments is as follows: (2007: nil)

	Consolidated 2006 Baht Million
Foreign currency forward contracts - liabilities	(1,008.69)
Foreign currency option contracts - assets	1,008.69
Net amount shown in the balance sheet	-
Cross currency and interest rate swap contracts - liabilities	(831.72)

As at 31 December 2006, the group has entered into foreign currency forward contracts to purchase US Dollars 309 million. The settlement dates of these contracts are due within 1 year. (2007: nil)

As at 31 December 2006, the group has entered into European buy put option contracts amounting to US Dollars 309 million and European sell call option contracts amounting to US Dollars 309 million. The settlement dates of these contracts are due within 1 year (2007: nil).

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

22 Share capital, premium and warrants

Share capital and premium

Movement of share capital is as follows:

	Authorised	Issued and fully paid shares			
	number of shares Million shares	Number of shares Million shares	Ordinary shares Baht Million	Share premium Baht Million	Total Baht Million
As at 31 December 2005	5,000.00	2,999.31	2,999.31	6,100.29	9,099.60
Issue of shares	-	196.99	196.99	4,040.95	4,237.94
As at 31 December 2006	5,000.00	3,196.30	3,196.30	10,141.24	13,337.54
Issue of shares	-	0.56	0.56	8.63	9.19
As at 31 December 2007	5,000.00	3,196.86	3,196.86	10,149.87	13,346.73

22 Share capital, premium and warrants (Cont'd)

Share capital and premium (Cont'd)

During the year 2007, the Company registered its issued and paid share capital in respect of exercised warrants which were issued to directors and employees (ESOP) for 0.26 million shares and in respect of exercised warrants which were issued to the public (Shin-W1) for 0.30 million shares. Consequently, the Company's issued and paid share capital increased from Baht 3,196.30 million to Baht 3,196.86 million and share premium increased from Baht 10,141.24 million to Baht 10,149.87 million.

Warrants

Movements in the number of outstanding warrants are as follows:

	For the year ended 31 December 2007 ('000 units)				
	Opening balance	Exercised during the period	Granted during the period	Expired during the period	Closing balance
ESOP - Grant I					
- Directors	506.90	-	-	(506.90)	-
- Employees	42.80	-	-	(42.80)	-
Total	549.70	-	-	(549.70)	-
ESOP - Grant II					
- Directors	3,683.70	(100.00)	-	-	3,583.70
- Employees	407.50	(135.50)	-	-	272.00
Total	4,091.20	(235.50)	-	-	3,855.70
ESOP - Grant III					
- Directors	6,420.30	-	-	-	6,420.30
- Employees	2,718.40	-	-	-	2,718.40
Total	9,138.70	-	-	-	9,138.70
ESOP - Grant IV					
- Directors	9,356.10	-	-	-	9,356.10
- Employees	6,643.90	-	-	-	6,643.90
Total	16,000.00	-	-	-	16,000.00
ESOP - Grant V					
- Directors	6,159.20	-	-	-	6,159.20
- Employees	7,931.30	-	-	-	7,931.30
Total	14,090.50	-	-	-	14,090.50
SHIN - W1	259.34	(252.92)	-	(6.42)	-
Total	44,129.44	(488.42)	-	(556.12)	43,084.90

22 Share capital, premium and warrants (Cont'd)

Warrants (Cont'd)

a) Warrants issued and offered to directors and employees (ESOP)

The Company issued and offered five grants of warrants to directors and employees which are in registered form and non-transferrable. The warrants terms have no offered price and do not exceed 5 years. The exercise ratios and prices are detailed belows:

	Issue date	Issued units (Million)	Percentage*	Exercise price (Baht/unit)	Exercise period Start	Exercise period End
ESOP - Grant I	27 March 2002	29.00	0.99	16.645	Expired since 26 March 2007	
ESOP - Grant II	31 May 2003	18.08	0.61	12.269	31 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	13.66	0.46	32.681	31 May 2005	30 May 2009
ESOP - Grant IV	30 May 2005	16.00	0.54	37.981	31 May 2006	30 May 2010
ESOP - Grant V	31 July 2006	14.09	0.47	35.353	31 July 2007	30 July 2011

* Percentage of the Company's total issued and paid share capital (before dilution) at the issue date.

b) Warrants issued and offered to the public (Shin-W1)

In May 2002, the Company issued and offered 200 million units of warrants at Baht 3.10 each to purchase newly issued ordinary shares of the Company. The warrants are in registered form and are transferable with a maturity period of 5 years from the issue date. The exercise ratio is 1 unit of warrant to 1 ordinary share and the exercise price is Baht 20.50 each. The exercise period is every three months from the issue date. The first exercise date was 30 August 2002 and the last date is 21 May 2007. The warrants were presented net of transaction costs. The warrants 6,416 units were expired and cannot be exercised thereafter and the amount of them were transferred to premium on share.

23 Legal reserve

The legal reserve of the Company was established in accordance with the provisions of the Public Company Limited Act B.E. 2535, which requires the appropriation as legal reserve of at least 5% of net income for the year until the reserve reaches 10% of the authorised share capital. This reserve is not available for dividend distribution.

24 Minority interests

	Consolidated 2007 Baht Million	Consolidated 2006 Baht Million
Opening net book value	8,251.04	9,242.57
Purchased investment in a subsidiary	-	1.00
Disposal of investment in a subsidiary	-	(22.08)
Increased in share capital by subsidiaries	4.08	1.59
Net results from subsidiaries	1,543.80	(861.26)
Foreign currency translation adjustment	50.08	(110.78)
Closing balance	9,849.00	8,251.04

25 Other income

Other income for the years ended 31 December 2007 and 2006 comprised:

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Interest income	187.94	215.29	47.44	88.83
Reversal of accrued tax	-	77.46	-	-
Gain on exchange rate	1,044.53	1,880.63	-	-
Others	62.68	40.71	2.30	2.73
Total other income	1,295.15	2,214.09	49.74	91.56

26 Income tax

Reconciliation of income tax for the year ended 31 December is as follows:

	Consolidated		Company	
	2007 Baht '000	2006 Baht '000	2007 Baht '000	2006 Restated Baht '000
Current tax	1,595,289	211,135	-	-
Deferred tax	765,976	(373,538)	-	-
	2,361,265	(162,403)	-	-

Reconciliation of income tax expense and the results of the accounting profit multiplied by the income tax rates for the year ended 31 December is as follows:

	Consolidated		Company	
	2007 Baht '000	2006 Baht '000	2007 Baht '000	2006 Restated Baht '000
Profit before tax	4,865,070	2,386,282	3,086,558	3,295,638
Tax rates	30.00%	29.43%	30.00%	30.00%
The result of the accounting profit multiplied by the income tax rates	1,459,522	721,959	925,967	988,691
Net results from investments - equity method	(2,106,046)	(2,120,008)	-	-
Effect of gain on sale of investment under equity method to deferred tax	465,521	-	-	-
Effect of gain on related parties transactions	(21,568)	35,265	-	-
Effect of discounted tax rates to the deferred tax	-	(71,779)	-	-
Effect of the different basis of income tax calculation on tax rates in other countries	(97,041)	(39,998)	-	-
Tax losses in current period not recognised as deferred tax assets	2,021,240	1,200,755	15,308	-
Utilisation of previously unrecognised tax losses	-	(4,135)	-	(14,171)
Effect of exceptional revenue - dividend income	-	-	(2,423,504)	(2,418,404)
Effect of the non-deductible tax expense and income and expense recognised in the different period between accounting and tax	639,637	115,538	1,482,229	1,443,884
Tax charge	2,361,265	(162,403)	-	-

27 Directors' remuneration

For the years ended 31 December 2007 and 2006, the remuneration of directors in the consolidated financial statements amounting to Baht 25.68 million and Baht 21.45 million, respectively and in the company financial statements amounting to Baht 14.62 million and Baht 11.96 million, respectively. Directors' remuneration represents monthly allowance, meeting allowance and bonus as approved by the shareholders of the Group and the Company in their Ordinary General Meeting of Shareholder.

28 Provident fund

The Group has established a contributory registered provident fund, in accordance with the Provident Fund Act B.E. 2530. The registered provident fund plan was approved by the Ministry of Finance on 23 July 1990 and the provident fund's name was amended on 21 January 1993.

Under the plan, the employees must contribute 3% - 7% of their basic salaries. The Company's contribution is based on the length of service of staff. The Company has appointed a fund manager to manage the fund in accordance with the terms and conditions prescribed in Ministerial Regulation No. 2 (B.E. 2532) issued under the Provident Fund Act B.E. 2530.

29 Earnings per share

Basic earnings per share are calculated by dividing the net income for the year attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

The basic earnings per share and the diluted earnings per share are as follows:

	For the years ended 31 December (Consolidated)					
	Net profit Baht '000		Weighted average number of shares '000 Shares		Earnings per share Baht	
	2007	2006	2007	2006	2007	2006
Basic earnings per share	960,005	3,409,948	3,196,590	3,120,175	0.30	1.09
The effect of dilutive potential shares	-	-	2,400	3,573	-	-
Diluted earnings per share	960,005	3,409,948	3,198,990	3,123,748	0.30	1.09

	For the years ended 31 December (Company)					
	Net profit Baht '000		Weighted average number of shares '000 Shares		Earnings per share Baht	
	2007	2006 Restated	2007	2006	2007	2006 Restated
Basic earnings per share	3,086,558	3,295,638	3,196,590	3,120,175	0.97	1.06
The effect of dilutive potential shares	-	-	2,400	3,573	(0.01)	-
Diluted earnings per share	3,086,558	3,295,638	3,198,990	3,123,748	0.96	1.06

Warrants issued to directors and employees (ESOP) of subsidiaries and associates are not significantly impacted to the calculation of diluted earnings per share.

30 Operating income

The followings items are included in the operating income:

	Consolidated		Company	
	2007	2006	2007	2006 Restated
	Baht Million	Baht Million	Baht Million	Baht Million
Depreciation and amortisation	3,032.48	3,516.22	18.61	25.52
Impairment charges on asset under concession	1,961.59	964.03	-	-
Loss on addition concession fee and interest	382.32	1,506.35	-	-
Impairment loss on goodwill and investments	446.97	1,105.43	4,940.76	4,812.95
Staff costs	1,556.22	1,753.76	147.01	196.94
Allowance for doubtful accounts and bad debts	6,365.32	398.36	-	-
Gain on sale of investments in a subsidiary and a joint venture	(4,154.97)	(128.99)	(270.98)	(198.77)
Gain on exchange rate	(1,044.53)	(1,880.64)	-	-

31 Segment information

The Group is organised into the following main business segments:

Local wireless telecommunications	Provision of local mobile telecommunication trading and rental of telecommunications equipment and accessories in Thailand.
Satellite business and international business	Transponder rental and related services including the provision of earth station services, uplink and downlink services and including internet services. The international businesses provide mobile telecommunications trading, fixed-line phones, public phones, public international facilities and internet services in Laos PDR and fixed line, mobile phone and internet services in Cambodia.
Media and advertising	Airtime rental, television broadcasting (ceased its operation due to the revocation of the Concession Agreement in March 2007) and the provision of advertising services to the group and third parties.
Consumer finance	Consumer finance business (sold investment in OK in December 2007)
Airline	Providing a low-fare airline service (sold investment in AA in June 2007)
Corporate and other activities	Corporate and other activities primarily relating to development and synergies that exist within the business, setting financial and performance targets for operating companies and assisting operating companies in obtaining financing on the most attractive terms possible and information technology businesses.

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

31 Segment information (Cont'd)

Financial information by business segment is as follows:

	For the year ended 31 December 2007 (Baht Million) - Consolidated							
	Local wireless telecommu-nications	Satellite & inter-national business	Media & advertising	Consumer finance	Airline	Corporate and others	Consolidation eliminations	Group
Revenues	-	6,452.82	2,045.35	1,247.43	502.13	189.22	(77.87)	10,359.08
Cost of sales and services	-	(5,591.91)	(2,344.24)	(171.00)	(471.24)	(126.99)	26.61	(8,678.77)
Selling and administrative expenses	-	(1,385.41)	(498.62)	(3,480.90)	(47.55)	(386.81)	39.88	(5,759.41)
Loss from operating activities	-	(524.50)	(797.51)	(2,404.47)	(16.66)	(324.58)	(11.38)	(4,079.10)
Share of net results from investments - equity method	6,893.10	127.05	-	-	-	-	-	7,020.15
Gain on sale of investment in a subsidiary and a joint venture	-	5,126.28	-	-	-	406.83	-	5,533.11
Loss on sale of investment in a subsidiary	-	-	-	-	-	(1,378.15)	-	(1,378.15)
Impairment loss on goodwill	-	-	-	(446.97)	-	-	-	(446.97)
Impairment loss on concession assets and related assets	-	-	(1,961.59)	-	-	-	-	(1,961.59)
Other revenues (expenses)	-	1,131.88	76.57	35.94	7.41	52.58	(9.23)	1,295.15
Profit (loss) before interest and tax	6,893.10	5,860.71	(2,682.53)	(2,815.50)	(9.25)	(1,243.32)	(20.61)	5,982.60
Interest expense	-	(808.93)	(16.73)	(293.82)	-	(5.24)	7.19	(1,117.53)
Income tax	-	(1,956.85)	(11.41)	(370.92)	-	(22.09)	-	(2,361.27)
Net results from subsidiaries to minority interests	-	(1,804.68)	260.88	-	-	-	-	(1,543.80)
Net profit (loss)	6,893.10	1,290.25	(2,449.79)	(3,480.24)	(9.25)	(1,270.65)	(13.42)	960.00
Other information								
Segment assets	-	29,545.34	1,884.26	-	-	3,093.43	53.15	34,576.18
Investments in equity method	32,195.13	495.56	-	-	-	-	-	32,690.69
Total consolidated assets	32,195.13	30,040.90	1,884.26	-	-	3,093.43	53.15	67,266.87
Segment liabilities	-	3,578.00	3,724.45	-	-	212.72	(26.56)	7,488.61
Borrowings	-	9,844.63	196.17	-	-	15.99	-	10,056.79
Total consolidated liabilities	-	13,422.63	3,920.62	-	-	228.71	(26.56)	17,545.40
Depreciation	-	818.08	15.55	89.96	7.38	30.45	-	961.42
Amortisation	-	1,951.33	43.39	69.58	0.37	8.09	(1.70)	2,071.06
Depreciation and amortisation	-	2,769.41	58.94	159.54	7.75	38.54	(1.70)	3,032.48

31 Segment information (Cont'd)

	For the year ended 31 December 2006 (Baht Million) - Consolidated							
	Local wireless telecommunications	Satellite & international business	Media & advertising	Consumer finance	Airline	Corporate and others	Consolidation eliminations	Group
Revenues	-	6,845.91	4,138.94	1,931.02	1,004.50	317.65	(198.82)	14,039.20
Cost of sales and services	-	(5,920.63)	(5,284.06)	(268.82)	(899.05)	(180.52)	17.25	(12,535.83)
Selling and administrative expenses	-	(1,255.44)	(627.58)	(2,941.81)	(72.18)	(306.10)	164.89	(5,038.22)
Profit (loss) from operating activities	-	(330.16)	(1,772.70)	(1,279.61)	33.27	(168.97)	(16.68)	(3,534.85)
Share of net results from investments - equity method	6,947.49	120.34	-	-	-	-	-	7,067.83
Gain on sale of investment in a subsidiary and a joint venture	-	-	-	-	-	129.16	-	129.16
Loss on retirement of Thai Com 3	-	(964.03)	-	-	-	-	-	(964.03)
Impairment loss on goodwill	-	-	(1,105.43)	-	-	-	-	(1,105.43)
Other revenues (expenses)	-	2,040.45	60.40	34.03	(15.33)	97.27	(2.91)	2,213.91
Profit (loss) before interest and tax	6,947.49	866.60	(2,817.73)	(1,245.58)	17.94	57.46	(19.59)	3,806.59
Interest expense	-	(953.94)	(25.26)	(402.38)	(0.02)	(38.87)	0.17	(1,420.30)
Income tax	-	80.14	(39.46)	132.24	-	(9.67)	(0.86)	162.39
Net results from subsidiaries to minority interests	-	22.40	838.96	-	-	(0.10)	-	861.26
Net profit (loss)	6,947.49	15.20	(2,043.49)	(1,515.72)	17.92	8.82	(20.28)	3,409.94
Other information								
Segment assets	-	32,247.72	4,660.31	12,330.02	415.24	1,597.11	(151.94)	51,098.46
Investments in equity method	33,197.93	483.53	-	-	-	-	-	33,681.46
Total consolidated assets	33,197.93	32,731.25	4,660.31	12,330.02	415.24	1,597.11	(151.94)	84,779.92
Segment liabilities	-	2,966.94	3,593.38	1,164.56	211.89	105.80	(100.23)	7,942.34
Borrowings	-	16,289.20	296.19	9,379.40	-	600.89	-	26,565.68
Total consolidated liabilities	-	19,256.14	3,889.57	10,543.96	211.89	706.69	(100.23)	34,508.02
Depreciation	-	823.95	41.72	71.61	9.18	30.76	-	977.22
Amortisation	-	2,174.15	308.07	46.83	0.62	11.03	(1.70)	2,539.00
Depreciation and amortisation	-	2,998.10	349.79	118.44	9.80	41.79	(1.70)	3,516.22

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

31 Segment information (Cont'd)

The Group has separated segment of the telephone network in foreign entities from local entities.

For the satellite and international business segment can be shown financial information by sub - business segments as follows:

	For the year ended 31 December 2007 (Baht Million) - Consolidated					
	Satellite business services	Internet services	Telephone network	Others	Consolidation eliminations	Group
Revenues	4,206.17	254.84	2,211.88	-	(220.07)	6,452.82
Shares of net results from associate	-	127.05	-	-	-	127.05
Allocated costs and expenses	(5,622.52)	(246.61)	(1,434.62)	(15.64)	342.07	(6,977.32)
Segment results	(1,416.35)	135.28	777.26	(15.64)	122.00	(397.45)
Gain on sales of investment						5,126.28
Other income						81.76
Gain on foreign exchange						1,050.12
Profit before interest expense and income tax						5,860.71
Interest expense						(808.93)
Operating profit						5,051.78
Income tax						(1,956.85)
Minority interests						(1,804.68)
Net profit						1,290.25
Segment assets	27,573.51	246.21	3,023.35	18.71	(1,401.07)	29,460.71
Associate						676.23
Total assets						30,136.94
Segment liabilities	2,982.59	46.49	933.33	14.11	(398.52)	3,578.00
Borrowings						9,844.63
Total liabilities						13,422.63
Depreciation	422.60	13.46	382.02	-	-	818.08
Amortisation	1,933.62	1.77	3.81	-	12.13	1,951.33
Total depreciation and amortisation	2,356.22	15.23	385.83	-	12.13	2,769.41

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

31 **Segment information (Cont'd)**

For the satellite and international business segment can be shown financial information by sub - business segments as follows: (Cont'd)

	For the year ended 31 December 2006 (Baht Million) - Consolidated					
	Satellite business services	Internet services	Telephone network	Others	Consolidation eliminations	Group
Revenues	4,443.66	114.83	2,405.66	-	(118.24)	6,845.91
Shares of net results from associate	-	120.34	-	-	-	120.34
Allocated costs and expenses	(5,618.03)	(121.04)	(1,576.09)	(1.21)	140.30	(7,176.07)
Segment results	(1,174.37)	114.13	829.57	(1.21)	22.06	(209.82)
Loss on write off Thaicom 3	(964.03)	-	-	-	-	(964.03)
Other income						137.75
Gain on foreign exchange						1,902.70
Profit before interest expense and income tax						866.60
Interest expense						(953.94)
Operating loss						(87.34)
Income tax						80.14
Minority interests						22.40
Net loss						15.20
Segment assets	27,220.05	176.86	5,173.41	35.17	(457.73)	32,147.76
Associate						686.05
Total assets						32,833.81
Segment liabilities	2,118.46	23.43	1,301.64	0.67	(477.26)	2,966.94
Borrowings						16,289.20
Total liabilities						19,256.14
Depreciation	395.65	8.73	419.57	-	-	823.95
Amortisation	2,150.80	-	9.64	-	13.71	2,174.15
Total depreciation and amortisation	2,546.45	8.73	429.21	-	13.71	2,998.10

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

31 Segment information (Cont'd)

Financial information by business geographical areas

The group is organised into geographical areas based on customers' countries in which the Group provided the services to.

The areas of operation in Thailand are principally local wireless telecommunications, satellite business services, internet services, media and advertising, consumer finance, airline, and corporate and other activities. Cambodia and Laos PDR's' main activities are sales and services relating to telephone network business and satellite business services.

	Revenue		Segment results		Fixed assets	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Thailand	6,219.80	10,143.50	(4,504.66)	(3,955.13)	30,645.18	44,857.27
Cambodia	1,363.84	1,468.87	232.91	534.62	1,750.42	2,859.82
Lao PDR	1,035.40	1,114.69	515.37	265.12	1,014.04	1,997.45
Others	1,740.55	1,312.14	(322.72)	(379.46)	1,166.54	1,383.92
	10,359.59	14,039.20	(4,079.10)	(3,534.85)	34,576.18	51,098.46

Revenue and segment results organised into each country based on customers' locations. Fixed assets shown in each business geographical areas are categorised based on assets' locations.

Costs and expenses at entity level which are not directly attributable to reportable segment of the Group, are allocated to the reportable segment by incurred revenue of each geographical segment.

In June 2007, the Company sold its entire investment in AA. Consequently, the airline business segment would not be included in the consolidated financial statement from July 2007 onward. The operation result of airline business segment until the disposed date had been included in the consolidated financial statements

In July 2007, SATTEL sold 49% of its investment in Shenington. Consequently, the investment in Shenington has changed status from a subsidiary to a joint venture and proportionately consolidated to the financial statement.

In December 2007, the Company sold its entire investment in OK. Consequently, the consumer finance business segment would not be included in the consolidated financial statement from December 2007 onward. The operation result of the consumer finance business segment until the disposed date had been included in the consolidated financial statements.

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

31 Segment information (Cont'd)

Discontinuing operations

In June 2007, the Company discontinued the airline business and sold its entire investment in AA, a joint venture. As a result, the airline business is reported in these financial statements as a discontinuing operation.

The gain on disposal was determined as follows:

	Consolidated 30 June 2007 Baht Million
Proceeds from sale	471.88
Less Net assets	(65.04)
Gain on disposal	406.84

The net cash inflow on sale in determined as follows:

Proceeds from sale	471.88
Less Cash and cash equivalents in joint venture sold	(156.53)
Net cash inflow on sale	315.35

In December 2007, the Company discontinued the consumer finance business and sold its entire included investment in OK, a subsidiary. As a result, the consumer finance business is reported in these financial statements as a discontinuing operation.

The assets and liabilities of airline business disposed were as follows:

The loss on disposal was determined as follows:

	Consolidated 7 December 2007 Baht Million
Proceeds from sale	290.00
Less Net assets	(1,663.45)
Less Cost related to the sale	(4.70)
Loss on disposal	(1,378.15)

The net cash inflow on sale in determined as follows:

Proceeds from sale	290.00
Less Cash and cash equivalents in joint venture sold	(700.62)
Net cash inflow on sale	(410.62)

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

31 Segment information (Cont'd)

Discontinuing operations (Cont'd)

	(Baht Million)							
	Continuing operation		Discontinuing operation				Group	
			Consumer finance business		Airline business			
	2007	2006	2007	2006	2007	2006	2007	2006
Revenues	8,609.51	11,103.68	1,247.43	1,931.02	502.13	1,004.50	10,359.07	14,039.20
Cost of sales and services	(8,036.53)	(11,367.96)	(171.00)	(268.82)	(471.24)	(899.05)	(8,678.77)	(12,535.83)
Selling and administrative expenses	(2,231.26)	(2,024.23)	(3,481.11)	(2,941.81)	(47.55)	(72.18)	(5,759.92)	(5,038.22)
Profit (loss) from operating activities	(1,657.78)	(2,288.51)	(2,404.68)	(1,279.61)	(16.66)	33.27	(4,079.12)	(3,534.85)
Share of net results from investments - equity method	7,020.15	7,067.83	-	-	-	-	7,020.15	7,067.83
Gain on sale of investment in a subsidiary and a joint venture	5,533.12	129.16	-	-	-	-	5,533.12	129.16
Loss on sale of investment in a subsidiary	(1,378.15)	(964.03)	-	-	-	-	(1,378.15)	(964.03)
Impairment loss on goodwill	-	(1,105.43)	(446.97)	-	-	-	(446.97)	(1,105.43)
Impairment loss on concession assets and related assets	(1,961.59)	-	-	-	-	-	(1,961.59)	-
Other revenues (expenses)	1,251.59	2,195.21	36.15	34.03	7.41	(15.33)	1,295.15	2,213.91
Profit (loss) before interest and tax	8,807.34	5,034.23	(2,815.50)	(1,245.58)	(9.25)	17.94	5,982.59	3,806.59
Interest expense	(823.71)	(1,017.91)	(293.82)	(402.38)	-	(0.02)	(1,117.53)	(1,420.31)
Income tax	(1,990.35)	30.16	(370.92)	132.24	-	-	(2,361.27)	162.40
Net results from subsidiaries to minority interests	(1,543.80)	861.26	-	-	-	-	(1,543.80)	861.26
Net profit (loss)	4,449.49	4,907.74	(3,480.24)	(1,515.72)	(9.25)	17.92	960.00	3,409.94
Other information								
Segment assets	34,576.18	38,353.20	-	12,330.02	-	415.24	34,576.18	51,098.46
Investments in equity method	32,690.69	33,681.46	-	-	-	-	32,690.69	33,681.46
Total consolidated assets	67,266.87	72,034.66	-	12,330.02	-	415.24	67,266.87	84,779.92
Segment liabilities	7,488.61	6,565.89	-	1,164.56	-	211.89	7,488.61	7,942.34
Borrowings	10,056.79	17,186.28	-	9,379.40	-	-	10,056.79	26,565.68
Total consolidated liabilities	17,545.40	23,752.17	-	10,543.96	-	211.89	17,545.40	34,508.02
Operating activities	442.26	4,968.66	3,616.26	20.69	1,114.18	60.01	5,172.70	5,049.36
Investing activities	15,006.59	2,482.15	785.31	(9.82)	(939.75)	(13.29)	14,852.15	2,459.04
Financing activities	(14,176.75)	(4,564.18)	(5,940.67)	(0.07)	971.95	(0.08)	(19,145.47)	(4,564.33)
Increase (decrease) on cash flows	1,272.10	2,886.63	(1,539.10)	10.80	1,146.38	46.64	879.38	2,944.07

SHIN CORPORATION PUBLIC COMPANY LIMITED

32 Net cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the years ended 31 December is as follows:

		Consolidated		Company	
		2007	2006	2007	2006 Restated
	Notes	Baht	Baht	Baht	Baht
Cash flows from operating activities					
Net profit for the year		960,004,762	3,409,948,131	3,086,558,262	3,295,637,858
Adjustments for:					
Depreciation charges	12	961,415,727	977,227,940	12,521,744	15,743,996
Amortisation charges	13 - 16	1,957,035,167	2,401,872,299	6,091,272	9,778,225
Impairment loss on goodwill and investment in a subsidiary	10, 15	446,971,412	1,105,433,726	4,940,762,836	4,812,947,875
Impairment of property and equipment	12	-	21,481,157	-	-
Impairment of property and equipment under concession agreements	13	1,961,592,858	-	-	-
Net results from investments in subsidiaries, joint ventures and associates	10	(7,020,151,886)	(7,067,813,749)	-	-
Gain on sale of investments in a subsidiary and a joint venture		(5,533,119,368)	(134,327,622)	(270,978,778)	(198,772,371)
Loss on sale of investments in a subsidiary		1,378,151,815	5,336,389	-	-
Loss on sale of current investment		3,582,467	15,492,891	3,582,467	15,492,891
Dividend income		-	-	(8,078,345,481)	(8,061,345,600)
Impairment and retirement of equipment under concession agreements		-	964,030,593	-	-
Unrealised gain on exchange rate		(603,294,071)	(1,600,861,648)	-	-
Realised gain on exchange rate		-	(179,442,327)	-	-
Allowance for doubtful accounts and bad debts		3,249,185,619	1,994,580,833	-	-
Amortisation cost of loans	19	114,033,403	137,119,571	-	-
(Increased) decreased in deferred tax		836,251,748	(506,474,668)	-	-
Net results of subsidiaries to minority interests	24	1,543,800,422	(861,262,632)	-	-
Others		3,632,130	19,177,748	(593,761)	(3,867,067)
Changes in operating assets and liabilities					
- trade accounts and notes receivable		784,708,494	(418,141,862)	12,305,163	(5,010,426)
- loans and accrued interest receivable		2,803,809,250	671,873,414	-	-
- inventories		(194,416,102)	264,997,135	-	-
- insurance compensation receivable		-	52,336,625	-	-
- other current assets		148,623,325	120,336,000	12,933,910	(8,881,425)
- refundable income tax		(218,407)	261,717,989	-	-
- other assets		(48,750,554)	131,941,577	-	(30,000)
- trade accounts and notes payable		(511,167,822)	338,707,852	(2,460,101)	(8,661,875)
- accrued concession fees		608,439,424	2,654,501,411	-	-
- other current liabilities		1,089,006,063	211,229,195	1,713,501	(5,333,763)
- other liabilities		233,574,865	58,337,683	-	-
Net cash flows from/(used in) operating activities		5,172,700,741	5,049,355,651	(275,908,966)	(142,301,682)

33 Related party transactions

On 23 January 2006, the Shinawatra family, the principle shareholders of the Company sold all Company's shares, representing 49.6% of the paid share capital, to Cedar Holdings Company Limited ("Cedar") and Aspen Holdings Company Limited ("Aspen"). Consequently, the Shinawatra family and its related parties ceased to be the related parties of the Company from the date of the sale. However, the Company disclosed related party transaction with Shinawatra family up to 23 January 2006.

Aspen is a company incorporated in Thailand and an indirect subsidiary of Temasek Holdings (Pte) Ltd. ("Temasek"). Cedar is a company incorporated in Thailand whose shareholders are comprised of The Siam Commercial Bank Public Company Limited holding 5.8%, Kularb Kaew Company Limited ("Kularb Kaew") holding 45.2% and Cypress Holdings Limited ("Cypress"), an indirect subsidiary of Temasak, holding 49.0% of the shares in Cedar. Kularb Kaew was held by four major shareholders, namely, Cypress holding 29.9%, Khun Surin Upatkoon holding 68.0%, Khun Pong Sarasin holding 1.3% and Khun Suphadej Poonpipat holding 0.8%.

Transactions with entitles within the Cedar, Aspen, and Temasek group are recognised as related party transactions of the Company.

During this year, the Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees, are charged at a percentage of transaction amounts. Transactions in respect of work in progress between a subsidiary and related parties were charged based on hourly rates plus a reimbursement of actual expenses. The Company terminated the consulting and management services agreement with the Group in the third quarter of 2006.

a) Sales of goods and services

The Group had transactions with related parties for the years ended 31 December 2007 and 2006 as follows:

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Service income				
Subsidiaries				
Consulting and management services	-	-	-	41.52
Interest received	-	-	7.85	-
Dividend income	-	-	116.96	99.96
Gain on sale of asset	-	-	0.95	-
	-	-	125.76	141.48
Associates				
Consulting and management services	-	98.38	-	98.38
Computer services income	103.93	111.32	-	-
Advertising income	481.30	650.87	-	-
(Gross 2007: Baht 1,475.26 million 2006: Baht 1,873.71 million)				
Rental income	63.73	98.19	-	-
Sale of investment in a subsidiary	-	32.00	-	32.00
Dividend income	8,046.42	8,193.98	7,961.39	7,961.39
	8,695.38	9,184.74	7,961.39	8,091.77

33 Related party transactions (Cont'd)

a) Sales of goods and services (Cont'd)

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Joint ventures				
Consulting and management services	-	0.83	-	1.97
Computer services income	-	1.16	-	-
Advertising income	-	11.78	-	-
(Gross 2007: nil 2006: Baht 39.31 million)				
Rental income	21.39	2.78	-	-
Interest income	-	1.78	-	4.47
Sale of investment in a joint venture	-	-	-	400.00
	21.39	18.33	-	406.44
Related parties				
Sale of investment in a subsidiary	6,709.00	-	-	-
Computer services income and others	-	1.45	-	0.04
	6,709.00	1.45	-	0.04

b) Purchase of goods and services

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Service expense and rental				
Subsidiaries				
Computer and management services	-	-	2.57	-
Advertising expenses and others	-	-	20.10	27.70
Purchased investment in a joint venture	-	-	-	8.05
	-	-	22.67	35.75
Associates				
Rental and other expenses	42.56	81.10	1.10	1.59
Joint ventures				
Rental and other expenses	6.34	-	-	-
Related parties				
Rental and other expenses	107.39	93.35	-	3.40
Purchased investment in a joint venture	-	-	-	665.00
Increased investment in a joint venture	-	-	-	620.00
	107.39	93.35	-	1,288.40
Dividend paid				
Major shareholders	3,076.76	7,922.71	3,076.76	7,922.71
Directors	0.42	0.43	0.42	0.43
	3,077.18	7,923.14	3,077.18	7,923.14

SHIN CORPORATION

33 Related party transactions (Cont'd)

c) Outstanding balance arising from sales/purchases of goods and services as at 31 December

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Trade accounts receivable - related parties				
Subsidiaries	-	-	-	12.30
Associates	305.17	533.49	-	-
Joint ventures	20.73	0.73	-	-
Related parties	-	-	-	-
Total trade accounts receivable - related parties	325.90	534.22	-	12.30
Accrued income - related parties				
Subsidiaries	-	-	-	-
Associates	13.83	6.55	-	-
Joint ventures	11.03	1.01	-	-
Related parties	-	-	-	-
Total accrued income - related parties	24.86	7.56	-	-
Trade accounts and notes payable - related parties				
Subsidiaries	-	-	0.10	3.15
Associates	33.63	37.60	0.12	0.08
Joint ventures	0.25	-	-	-
Related parties	0.55	1.12	-	-
Total trade accounts and notes payable - related parties	34.43	38.72	0.22	3.23

d) Amounts due from and advances to related parties as at 31 December

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Amounts due from and advances to related parties				
Subsidiaries	-	-	20.00	0.60
Associates	-	3.84	-	-
Joint ventures	16.55	0.10	-	-
Related parties	0.02	-	-	-
Total amounts due from and advances to related parties	16.57	3.94	20.00	0.60

33 Related party transactions (Cont'd)

d) Amounts due from and advances to related parties as at 31 December (Cont'd)

Movements in advance and loan to subsidiaries are as follows:

	Company Baht Million
For the ended 31 December 2007	
Opening balance	0.60
Addition	720.00
Repayment	(700.00)
Decreased in advance	(0.60)
Closing balance	20.00

The Company granted an unsecured loan to OK and PSC in the amount of Baht 700 million and Baht 20 million, respectively. The interest rates are 5.75% per annum, which is 3.5% above the average rate of the three - month fixed deposit rate of three major banks. The loan repayment is at call. Loan to OK was received in December 2007 (Note 10 e).

e) Amounts due to and loans from related parties as at 31 December

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Amounts due to and loans from related parties				
Subsidiaries	-	-	3.21	2.75
Associates	2.04	13.83	-	-
Joint ventures	6.21	1.08	-	-
Related parties	2.94	32.29	-	-
Total amounts due to and loans from related parties	11.19	47.20	3.21	2.75

f) Other current asset - related parties as at 31 December

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Other current asset - related parties				
Subsidiaries	-	-	0.14	-
Associates	-	-	-	-
Joint ventures	-	-	-	-
Related parties	0.28	4.58	-	-
Total other current asset - related parties	0.28	4.58	0.14	-

33 Related party transactions (Cont'd)

g) Other assets as at 31 December

	Consolidated		Company	
	2007	2006	2007	2006
	Baht Million	Baht Million	Baht Million	Baht Million
Customer deposits				
Related parties	-	20.90	-	-
Total other assets	-	20.90	-	-

h) Other current liabilities - related parties

	Consolidated		Company	
	2007	2006	2007	2006
	Baht Million	Baht Million	Baht Million	Baht Million
Other current liabilities - related parties				
Subsidiaries	-	-	1.74	2.31
Associates	61.15	61.58	0.03	0.26
Total other current liabilities - related parties	61.15	61.58	1.77	2.57

i) Other liabilities - related parties

	Consolidated		Company	
	2007	2006	2007	2006
	Baht Million	Baht Million	Baht Million	Baht Million
Other liabilities - related parties				
Associates	31.45	5.69	-	-

j) Warrants granted to directors (Note 22)

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

33 Related party transactions (Cont'd)

k) Special reward program

Certain subsidiaries and associates have granted rights to receive a special reward ("Special Reward Program") to eligible directors and employees of the companies. The rights will be granted once a year for 5 consecutive years (commencing from the year 2002). The rights may be exercised after the first year of the grant date but not exceeding 3 years. The calculation of the Special Reward Program is based on the improvement in operational performance of such subsidiaries, associates and joint ventures between the date the rights were granted and the date the rights were exercised and other factors. However, the reward may not exceed each individual's budget. The movement of the Special Reward Program is as follows:

	As at 31 December 2007 (Million units)			
	Issued year	**Granted**	**Exercised**	**Balance**
Grant I	2002	3.3	(3.3)	-
Grant II	2003	0.5	(0.5)	-
Grant III	2004	0.6	(0.6)	-
Total		4.4	(4.4)	-

For the Special Reward Program Grant IV and onward will be changed to ESOP instead and is disclosed in Note 22.

l) Other agreements with related parties

Significant commitments with related parties are as follows:

1. As at 31 December 2007, the Company had a contingent liability for a loan guarantee for a subsidiary of Baht 20.50 million.

2. As at 31 December 2007, a subsidiary had a contingent liability for a long - term loan guarantee for its subsidiary in the amount of Baht 806.60 million and US Dollars 3.50 million (2006: Baht 806.60 million).

3. As at 31 December 2006, a subsidiary had a contingent liability for a long-term loan guarantee for its subsidiary in the amount of US Dollars 0.80 million (2007: nil).

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

34 Investment in joint ventures

ArcCyber Company Limited ("ARC")

ARC is a joint venture between the Company and NTT Communications (Thailand) ("NTT Thailand"), a subsidiary of NTT Communications Corporation, and Saha Pathana Inter-Holding Public Company Limited. As at 31 December 2007 and 2006, the interests in the joint venture of the Company, NTT Thailand and Saha Pathana Inter-Holding Public Company Limited are 47.50%, 47.50% and 5.00%, respectively.

ARC registered its dissolution with the Ministry of Commerce on 31 October 2006 and it is in the liquidation process.

Lao Telecommunications Company Limited ("LTC")

LTC is a joint venture between Shenington Investment Pte Limited ("Shenington") (a 51% joint venture of SATTEL) and the Government of the Laos People's Democratic Republic ("Laos PDR"). As at 31 December 2007 and 2006, the interests in LTC of Shenington and Laos PDR were 49% and 51%, respectively. However, after the sale of Shenington on 4 July 2007, the status of Shenington has been changed from a subsidiary a joint venture. Therefore, assets, liabilities and operating result of LTC were shown under Shenington.

Shenington Investment Pte Limited ("Shenington")

On 4 July 2007, SATTEL sold the 49% of investment, amounted to 7,182,420 shares, in Shenington to Asia Mobile Holding Pte Limited ("AMH"). As a result form sale of the investment, Shenington is jointly controlled between SATTLE and AMH Shenington is considered to be a joint venture. As at 31 December 2007, the interest in Shenington of SATTEL and AMH is 51% and 49% respectively.

Asia Aviation Company Limited ("AA")

In February 2006, the Company sold its entire remaining shares in TAA to AA. As a result, TAA is a joint venture between AA and AA International Limited ("AAI"). As at 31 December 2006, the interests in the joint venture of AA and AAI are 50% and 49%, respectively. In June 2007, the Company sold its entire investment in AA (Note 10 e).

Capital OK Company Limited ("OK")

In September 2006, OK increased its issued and paid share capital from Baht 2,500 million to Baht 4,050 million. The Company contributed with an amount equivalent to 100% of the increase share capital. Consequently, the Company increased its share holding from 60.00% to 75.31%. However, as at 31 September 2006, the investment of the Company in OK was considered as a joint venture.

In October 2006, the Company acquired the remaining investment of 24.69% of OK from DBS Bank Limited, a joint venture partner. Therefore, the investment in OK increased from 75.31% to 100%. Accordingly, the status of OK changed from a joint venture to a subsidiary.

In December 2007, the Company sold its entire shares holding in OK (Note 10 e).

Media Connex Company Limited ("MC")

In January 2006, ITV, CA Mobile, Ltd. and Mitsui & Co., Ltd. set up a new joint venture, MC. As at 31 December 2007 the interest in MC of ITV, CA Mobile, Ltd. and Mitsui & Co., Ltd. are 60%, 25% and 15% respectively.

SHIN CORPORATION

34 Interest in joint ventures (Cont'd)

The following amounts represent the Group's share of the assets, liabilities, revenues and operating results in its consolidated financial statements for the years ended 31 December:

	ArcCyber Company Limited		Lao Telecommunications Company Limited		Shenington Investment Pte Limited		Asia Aviation Company Limited		Capital OK Company Limited		Media Connex Company Limited	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million	2007 Baht Million	Baht
Balance sheets												
Current assets	2.04	2.04	-	174.98	264.21	-	-	206.09	-	-	23.42	27.41
Non-current assets	-	-	-	2,081.53	2,806.09	-	-	75.92	-	-	1.88	1.05
Current liabilities	(0.02)	(0.02)	-	(562.71)	(758.72)	-	-	(211.87)	-	-	(1.13)	(1.16)
Non-current liabilities	-	-	-	(49.80)	(636.51)	-	-	-	-	-	-	-
Net assets	2.02	2.02	-	1,644.00	1,675.07	-	-	70.14	-	-	24.17	27.30
Income statements												
Gross revenues	-	-	605.61	1,057.00	2,277.87	-	509.39	1,010.37	-	1,361.30	2.97	1.83
Net profit (loss) for the year	-	0.09	248.50	453.86	539.92	-	(9.25)	18.66	-	(766.57)	(3.13)	(2.70)

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

35 Financial instruments

The principal financial risks faced by the Group are interest rate risk and exchange rate risk. The Group borrows at fixed and floating rates of interest to finance its operations. Sales, purchases and a portion of borrowings are transacted in foreign currencies. In order to manage the risks arising from fluctuations in exchange rates and interest rates, the Group makes use of derivative financial instruments.

The objectives of using derivative financial instruments are to reduce uncertainty over future cash flows arising from movements in interest and exchange rates, and to manage the liquidity of cash resources. The following strategies are employed to achieve these objectives. Interest rate exposures are managed through interest rate swaps taken out with commercial banks and foreign exchange forward contracts and foreign currency options are taken out to manage the currency risks in future sales, purchases and loan repayments. Decisions on the level of risk undertaken are governed by corporate policy, which has established limits by transaction type and by counterparty.

Trading for speculative purposes is prohibited. All derivative transactions are subject to approval of the management before execution.

Management of currency and interest rate exposures is the responsibility of the Treasury Department. Management reports contain details of cost and market value for all derivative financial instruments including outstanding forward contracts and cross currency and interest rate swap. An analysis of exposures against the limits established by the management is also provided. These limits principally cover the maximum permitted exposure in respect of short-term investment regarding to guideline to short-term investment policy.

Foreign currency risk

As at 31 December 2007 and 2006, the Group had outstanding foreign currency assets and liabilities after foreign currency forward contracts and cross currency interest rate swap and foreign currency options as follows:

	Consolidated			
	2007		2006	
	Foreign currency Unit: Million	Baht Million	Foreign currency Unit: Million	Baht Million
Assets				
US Dollars	43.32	1,457.73	33.73	1,212.81
Australian Dollars	12.39	363.27	11.49	325.02
New Zealand Dollars	1.51	38.91	0.33	8.35
KIP	8,332.18	30.05	12,479.76	46.21
Pounds Sterling	-	-	0.001	0.09
Pataka Macau	-	-	4.37	20.30
Singapore Dollars	8.39	194.02	1.81	42.22
China Renminbi	-	-	0.64	2.93
Hong Kong Dollars	-	-	0.05	0.25
Malaysian Ringgit	-	-	1.57	15.55
Vietnam Dong	-	-	9.95	0.02
EURO	-	-	0.02	0.84
Indian Rupees	166.66	134.95	184.57	141.48
Total		2,218.93		1,816.07
Liabilities				
US Dollars	312.06	10,574.25	505.58	18,317.63
Australian Dollars	0.74	21.92	1.30	37.51
New Zealand Dollars	5.48	143.96	2.76	70.95
KIP	6,325.57	22.77	53,859.66	199.42
Pounds Sterling	-	-	0.0001	0.01
Norwegian Kroner	-	-	3.41	19.71
Pataka Macau	-	-	0.09	0.42
Singapore Dollars	0.83	18.73	0.53	1.26
China Renminbi	-	-	0.07	0.32
Hong Kong Dollars	-	-	0.13	0.59
Malaysian Ringgit	-	-	0.79	8.24
Vietnam Dong	-	-	3.82	0.01
EURO	-	-	0.001	0.05
Indian Rupees	43.85	39.84	43.85	38.37
Total		10,821.47		18,694.49

35 Financial instruments (Cont'd)

Foreign currency risk (Cont'd)

The major foreign currency assets represent cash, accounts receivable and deposits. The major foreign accounts currency liabilities represent, accounts payable, accounts payable - property and equipment, accrued expenses, and borrowings.

Credit risk

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high quality financial institutions.

Fair value of other financial instruments

The carrying amount of cash and cash equivalents, current investments, trade receivables, loans and accrued interest receivable, amounts due from related parties, short-term loans and advances to related parties, trade creditors, accounts payable-property and equipment, amounts due to related parties, and short-term borrowings are assumed to approximate their fair value due to the short maturities of these instruments. The fair values of long-term borrowings are provided in Note 19.

36 Significant event of Advance Info Service Public Company Limited ("ADVANC") and Digital Phone Company Limited ("DPC")

ADVANC

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between TOT Public Company Limited who is the Telephone Organization of Thailand at that time ("TOT") and ADVANC after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines TOT should implement.

The Council of State was of the opinion by its Memorandum of the Council of State no. 291/2550 on Enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (in the case of the Agreement Permitting Undertaking of Cellular Mobile Telephone Services between TOT and ADVANC) that "... since TOT being the contracting party in this case acted on behalf of the State by virtue of the authority and duty pursuant to Telephone Organization of Thailand Act, the executed Agreement thus represents the agreement between the State and the private sector in order to authorise the private sector to provide public services to the public on behalf of the State. The State therefore is obligated to perform according to those stipulated in that Agreement.

However, since the amendments to the Agreement upon which the consultation is being sought were not legitimately carried out according to the Act on Private Participation in State Undertaking, B.E. 2535 which was in force at the time of effecting those amendments because those amendments had not been proposed for the consideration of the Coordination committee according to Section 22 and not forwarded to the Cabinet, being the organ charged with the authority to approve of the amendments to the Agreement pursuant to the Act as aforesaid, the amendments made to the Agreement with TOT as the contracting party were therefore carried out without legal authority. However, the procedures to amend the Agreement represent administrative juristic acts which are capable of being separated from the amendments to the Agreement already effected and those amendments to the Agreement are still in force so long as they are not rescinded or extinguished by statute of limitation or by other causes. In case the Cabinet, vested with the authority under the law and having considered the causes for the rescission, the impact, and the propriety on the basis of the State's and the public interest, is of the opinion that the illegitimate procedures have resulted in damage that warrants rescinding the amendments to the Agreement already effected, the Cabinet may legitimately rescind such amendments to the Agreement. However, if the Cabinet, upon having considered the same, deems it justified, with regard to the State's or the public interest and the continuity of providing public services, the Cabinet may exercise its discretion to grant approval for the procedures to further amend the Agreement, as appropriate, with the unit owning the project and the Coordination committee pursuant to Section 22 being the parties to submit the facts, reasons, and opinion for the consideration of the Cabinet".

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

36 Significant event of Advance Info Service Public Company Limited ("ADVANC") and Digital Phone Company Limited ("DPC") (Cont'd)

ADVANC (Cont')

Presently, the Coordinating Committee has already been established according to Section 13 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

*The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 291/2550 translation, provided by ADVANC's legal advisor. The full text Memorandum of the Council of State is available only in Thai language.

DPC

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between CAT Telecom Public Company Limited ("CAT") and DPC after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (the "Act") are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines CAT should implement.

According to the opinion of the Council of State regarding the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 regarding the Contract permitting the provision of cellular mobile phone service between CAT and DPC on case no. 294/2550 that:

*"...the assignment of the rights and duties by Total Access Communication Public Company Limited ("TAC") to DPC and the entering into an agreement between DPC and CAT dated 19 November B.E. 2539 are considered as the permission of CAT granted to a private sector to provide cellular mobile phone service whereby DPC shall be under the supervision and regulation of CAT and pay remuneration to CAT. DPC shall, therefore, have to comply with the said Act. Since CAT has already specified the scope of the project and the private sector to provide the service, besides, the project has already been carried out. Therefore, there is no need to invite private sector to submit any proposal according to Chapter 3. However, Chapter 3 shall be applied in so far as it is not contrary to the fact whereby CAT has to set up the Coordinating Committee in accordance with Section 13 to proceed according to Section 21 of the said Act."

Therefore, the procedures are within the power and authority of the Committee according to Section 13 to consider as appropriate and DPC has already been assigned of the rights and duties from TAC according to the Contract Permitting the Provision of Cellular Mobile Phone Service between CAT and TAC, DPC shall have the right to provide telecommunication service even though the Contract between CAT and DPC has not been done or performed in accordance with the Act. However, the Contract between CAT and DPC shall remain valid in so far as it is not revoked or terminated by time of ending or other cause. Thus, CAT and DPC shall remain oblige to fulfill the said agreement."

Presently, the Coordinating Committee has already been established according to Section 13 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

*The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 294/2550 translation, provided by ADVANC's legal advisor. The full text Memorandum of the Council of State is available only in Thai language.

37 Interconnection agreements of ADVANC

According to Telecommunication Business Operation Act 2001 (B.E. 2544) and the announcement of National Telecommunication Commission ("NTC") regarding the use and interconnect of telecommunication network 2006 (B.E. 2549) , ADVANC has entered into an interconnection ("IC") agreement with Total Access Communication Public Company Limited ("TAC") dated 30 November 2006, and also with Truemove Company Limited ("Truemove") dated 16 January 2007. These IC agreements have been approved by NTC. However, ADVANC did not charge the IC service to both parties in 2007. During the first to the third quarter of 2007, ADVANC did not record transactions relating to the IC service in the interim financial statements since TOT Public Company Limited ("TOT"), the grantor of concession, sent a letter to ADVANC informing that ADVANC is not the licensee who owns the network and the Company has no right to enter into the IC agreement per the NTC announcement in 2006.

On 31 August 2007, TOT has filed a case against NTC to the Administrative Court to revoke the said announcement and on 4 February 2008 TOT sent a letter to ADVANC informing that ADVANC should wait for the final judgment of the Administrative Court. Should ADVANC undertake the IC agreements per the NTC announcement before the final judgment of the Administrative Court, TOT shall not recognise ADVANC's related actions and ADVANC must be responsible for such actions.

Having considered the said TOT's letter, related laws and the legal counsel's opinion, ADVANC's management is of the opinion that non-compliance by ADVANC with the IC agreements shall be deemed violating the said NTC announcement. Therefore, ADVANC has decided to comply with the IC agreements in line with the current legal provisions. ADVANC will charge TAC and Truemove for the IC services rendered in 2007 and recorded all transactions relating to the IC charges under the IC agreements in the financial statements for the year ended 31 December 2007.

ADVANC has recorded the IC revenue of Baht 16,530 million, IC cost of Baht 14,054 million and also recorded the revenue sharing calculated from the net IC revenue after deducting IC cost to the financial statements of ADVANC for the year ended 31 December 2007. The consolidated financial statements included net results from investment - equity method from aforementioned transactions amounted to Baht 602.95 million, there was no effect on the Company financial statements.

According to the Concession agreement to operate cellular mobile telephone service, ADVANC has to pay the higher of stipulated annual minimum payment or the percentage of service revenues prior to deducting expenses and taxes. However, ADVANC had to comply with the regulation while TOT would like to wait for the final judgment of the Administrative Court. As a result, ADVANC anticipated to enter into a negotiation with TOT in relation to a calculation method of the revenue sharing.

ADVANC calculated the revenue sharing from the net IC revenue which is similar to other operators in the telecommunication industry base on a conservative basis. The revenue sharing amount to be paid to TOT is subject the final adjudication of the Administrative Court in relation to revoking the announcement of National Telecommunication Commission and a negotiation between TOT and ADVANC. ADVANC will make adjustment in the financial statement in the period when the issue has been agreed. ADVANC's management is certain that it will not incur significant expense more than the revenue sharing amount which ADVANC has recorded.

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

38 Contingencies and commitments

a) Concession commitments

Certain subsidiaries and joint ventures have obtained concessions from government agencies, both in Thailand and other countries as set out in Note 1, for the operation of satellite services, radio-television broadcasting, internet services and mobile telephone networks. Under the terms of the concessions, they have certain commitments to the government agencies, including commitments to procure, install and maintain operational equipment, and commitments to pay annual fees to the relevant government agencies based on revenue percentages or minimum fees, whichever is higher, as set out in the individual agreements. The Group accounts for such commitments on a time basis as the expenditure is incurred.

Shin Satellite Public Company Limited ("SATTEL")

SATTEL was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty-year period, service charges from users of the transponders. The concession agreement has been transferred to the Ministry of Information Communication and Technology ("MICT").

Under the aforementioned agreement, SATTEL must pay an annual fee to MICT based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. In addition, SATTEL, according to the aforementioned agreement, must transfer its ownership of all satellites, and monitoring stations and other operating equipment to MICT on the date of completion of construction and installation.

ITV Public Company Limited ("ITV") (Effective date 7 March 2007)

Under the Concession Agreement, previously revoked, ITV has an obligation to transfer all assets used for operation to the PMO. The concession agreement is a build-transfer-operate concession. ITV has to comply with the Concession Agreement and pay an annual fee to the PMO based on the percentage of revenues or the minimum benefit, whichever is higher, as follows:

Year	Period	% of revenues	Minimum benefit Baht Million
3	3 July 1997 - 2 July 1998	22.5	300
4	3 July 1998 - 2 July 1999	35	400
5	3 July 1999 - 2 July 2000	35	500
6	3 July 2000 - 2 July 2001	35	600
7	3 July 2001 - 2 July 2002	44	700
8	3 July 2002 - 2 July 2003	44	800
9	3 July 2003 - 2 July 2004	44	900
10	3 July 2004 - 2 July 2005	44	1,000
11 - 30	3 July 2005 - 3 July 2025	44	20,000

Fees are based on a percentage of revenues, calculated using the total revenues that ITV could earn before related expense and taxes. If the fee is paid late, ITV will pay 15% interest per annum on the unpaid concession fee, calculated on a daily basis from the date the payment become overdue. If all payments are paid more than 45 days late the PMO will have to revoke the Concession Agreement.

a) Concession commitments (Cont'd)

On 7 March 2007, ITV received the letter of termination of the concession agreement from the PMO causing the Concession Agreement to be terminated. ITV is currently undertaking the litigation process against the PMO as follows:

1. A case of the arbitration institution dispute No. 46/2550 on 9 May 2007 in which ITV is the plaintiff regarding the PMO's unduly termination of the Concession Agreement which was wrongfully performed in breach of the Concession Agreement and against the law, including the arbitration institution dispute No. 1/2550 which is the disputes of the payment of the program penalty fee, interest. Both disputes are currently under the consideration of the arbitration institution, the arbitration proceeding shall continue.

2. A case in which ITV is the defendant whereby the PMO demanded that ITV make the payment of the program penalty fee, interest, approximately totaling Baht 100,000 million in Black Case No. 640/2550. Later, on 19 December 2007, the Supreme Administrative Court upheld the Central Administrative Court's verdict for the dismissal of the aforesaid case in order to allow the parties to the Concession Agreement to use the arbitration proceeding for Cases No. 1/2550 and No. 46/2550.

This shall be subject to the judgment of the Court which may vary from the estimated amount defined in the financial statement, affecting the amount of income, expenditure, assets and liabilities, and disclosure information regarding assets and unpredictable liabilities.

Cambodia Shinawatra Company Limited ("CAM")

CAM, a joint venture in Cambodia, has obtained a concession from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Cambodia Shinawatra Company Limited will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028.

b) Shareholder agreements

The Group has entered into shareholder agreements and other agreements with strategic partners and government agencies both in Thailand and other countries as follows:

Singapore Telecommunications Limited ("Singtel")

The Company has shareholders' agreement with Singtel in respect of its equity investment in ADVANC which sets out the participatory right of the shareholders in the management and control of ADVANC. This shareholders' agreement contains a provision for resolution of disputes between the shareholders. In the event that the shareholders are unable to reach agreement on significant corporate actions, either shareholder (the seller) may serve notice on the other shareholder (the buyer) requiring the buyer to either purchase the seller's interest in ADVANC, or if the buyer does not do so, then the seller must purchase the buyer's interest in ADVANC. At present, there are no significant corporate actions on which the shareholders are not in agreement.

SHIN CORPORATION

38 Contingencies and commitments (Cont'd)

b) Shareholder agreements (Cont'd)

The Government of the Lao People's Democratic Republic ("Laos PDR")

Lao Telecommunications Company Limited ("LTC") is a joint venture of SATTEL, which was established under the terms of a Joint Venture Contract dated 8 October 1996, signed by Laos PDR and Shinawatra Computer and Communications Public Company Limited, the former name of the Company. According to the aforementioned Joint Venture Contract, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, internet and paging within the Laos PDR for 25 years. Currently, Shenington, which is a 51% joint venture of SATTEL, owns 49% of LTC's registered shares. At the end of the 25th year, in 2021, SATTEL has to transfer all of LTC's shares to Laos PDR without any charges. According to the shareholder agreement, LTC is required to invest at least US Dollars 400 million in the projects specified in the agreement within 25 years. As at 31 December 2007, LTC has remaining additional investment of approximately US Dollars 191 million.

c) Operating lease commitments - where a group company is the lessee

The future minimum lease payments under non-cancellable operating leases as at 31 December (Company: nil) are as follows:

	Consolidated	
	2007 Baht Million	2006 Baht Million
Not later than 1 year	184.66	367.99
Later than 1 year and not later than 5 years	346.57	710.81
Later than 5 years	87.02	149.93
	618.25	1,228.73

d) Capital commitments

The Group's capital expenditure contracted as at 31 December but not recognised in the consolidated financial statements (Company: nil) is as follows:

		Consolidated	
	Currency	2007 Million	2006 Million
Related to iPSTAR project	US Dollars	0.84	0.01
	Norwegian Kroner	-	1.90
	New Zealand Dollars	-	0.99
	Australian Dollars	0.05	-
Related to GSM 1800 Network	US Dollars	42.63	16.37

38 Contingencies and commitments (Cont'd)

e) Contingencies

Bank guarantees

As at 31 December 2007, the Group had commitments with banks, in respect of letters of guarantees for satellite space segment leasing, custom duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 632.59 million, US Dollars 43.93 million, Rupee 5 million and AUD 0.03 million (2006 : Baht 689.72 million and US Dollars 50.03 million and Australian Dollars 0.02 million) on a consolidated basis.

Legal cases

A subsidiary is a defendant in various legal actions relating to news reporting. In the opinion of the subsidiary's management, after taking appropriate legal advice, the outcome of such actions is not expected to give rise to any significant loss and no provision or accruals in respect of such legal actions have been raised in these financial statements.

The contingent liabilities which may have arisen from the dispute between ITV and the PMO relating to the Concession Agreement

- **Sequence of significant events of the dispute between ITV and the PMO**

  On 30 January 2004, the arbitration award granted by the arbitration panel on the dispute between ITV and the PMO in accordance with the Concession Agreement can be summarised as follows:

  1. The PMO shall indemnify ITV in the amount of Baht 20 million;

  2. The concession fee to be paid shall be reduced and adjusted by reducing the concession fee to 6.50% (from the original rate of 44%) of gross revenue or the minimum guarantee of Baht 230 million (reduced and adjusted from the original concession agreement of the 8th year of Baht 800 million, the 9th year of Baht 900 million, and the 10th - 30th year of Baht 1,000 million each year), whichever is higher, starting from 3 July 2002;

  3. The PMO shall return parts of the minimum guarantee of Baht 800 million paid by ITV subject to conditions during the arbitration proceedings on 3 July 2003. The amount to be returned is Baht 570 million.

  4. ITV is eligible to broadcast its television programmes during the prime time (7.00 p.m. - 9.30 p.m.) without being restricted to news, documentaries and social benefit items. ITV must, however, broadcast news, documentaries and social benefit programmes for not less than 50% of its total airtime, subject to the rules and regulations issued by governmental agencies applicable in general to all television stations.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

38 **Contingencies and commitments** (Cont'd)

e) **Contingencies** (Cont'd)

The contingent liabilities which may have arisen from the dispute between ITV and the PMO relating to the Concession Agreement (Cont'd)

- **Sequence of significant events of the dispute between ITV and the PMO** (Cont'd)

On 27 April 2004, the PMO filed the complaint with the Central Administrative Court for setting aside the arbitral award granted by the arbitration panel.

On 9 May 2006, the Central Administrative Court handed down its ruling regarding the revocation of the arbitration award.

On 7 June 2006, ITV filed an appeal against the verdict of the Administrative Court of the First Instance with the Supreme Administrative Court, and the Supreme Administrative Court received the execution of the judgment.

On 13 December 2006, the Supreme Administrative Court ruled to uphold the judgment of the Central Administrative Court regarding on revocation of the arbitral award dated 30 January 2004. As a consequence of that ruling, ITV has to follow the previous terms and conditions as specified in the Concession Agreement on the following:

1. ITV is required to change its television programmes to be in line with Clause 11 of the Concession Agreement which covers the combination of news, documentaries and social benefit programmes which shall not be less than 70% of total air-time, and all programmes broadcasted during the prime time (7.00 p.m. - 9.30 p.m.), have to be these kinds of programmes.

2. ITV is required to follow Clause 5 (the concession fee to be rate of 44% and the minimum guarantee of Baht 1,000 million) of the Concession Agreement in respect of payment of concession fee to the PMO.

On 14 December 2006, the PMO issued a letter dated 14 December 2006 claiming that ITV should:

1. ITV is required to alter the television programming in order to comply with Clause 11 of the Concession Agreement.

2. ITV is required to pay the unpaid concession fee totaling Baht 2,210 million, for the 9th concession year (the Seventh Payment) in the amount of Baht 670 million, the 10th concession year (the Eighth Payment) in the amount of Baht 770 million and the 11th concession year (the Ninth Payment) in the amount of Baht 770 million plus 15% interest per annum on the unpaid concession fee, calculated on a daily basis from the date the payment become overdue.

3. ITV is required to pay the penalty fee in accordance with Clause 11, second paragraph, of the Concession Agreement from 1 April 2004 to 13 December 2006 at the rate of 10% of the annual concession fee, calculated on a daily basis from the date the payment become overdue. As ITV had not scheduled programmes following Clause 11, first paragraph, the penalty fee for breach determined by the PMO is in the amount of Baht 97,760 million (ITV changed its programming schedule following the Supreme Administrative Court's judgment on 14 December 2006).

The PMO demanded that all payments must be paid within 45 days of the receipt of such notice (received on 15 December 2006). In the event that ITV fails to repay such amount within the allocated period of time, the PMO will have to act in accordance with the terms of the Concession Agreement and any relevant law.

38 Contingencies and commitments (Cont'd)

e) Contingencies (Cont'd)

<u>The contingent liabilities which may have arisen from the dispute between ITV and the PMO relating to the Concession Agreement</u> (Cont'd)

- **Sequence of significant events of the dispute between ITV and the PMO** (Cont'd)

On 21 December 2006, ITV sent a letter to the PMO which can be summarised as follows:

1. ITV has altered the television programming in compliance with Clause 11 of the Concession Agreement since 14 December 2006.

2. ITV was not at default for the payment of the concession fee since the concession fee amounting to Baht 230 million was paid to the PMO in accordance with the arbitral award. Since the arbitral award was bound to both parties under Clause 15 of the Concession Agreement, ITV had no liability on interest of the concession fee during the period that the arbitral award was granted until the Supreme Administrative Court's judgment was handed down.

3. ITV disagreed with the PMO on the issue of the penalty fee amounting to Baht 97,760 million with the 45 days payment period as follows:

   3.1 ITV has not breached the Concession Agreement because ITV has complied with Clause 15 of the Concession Agreement which states that "The arbitral award shall be bound to both parties.", the last paragraph in Clause 30 of the Arbitration rules of Judiciary Office and the second paragraph of Section 70 of Act on Establishment of Administrative Courts and Administrative Court Procedure, B.E. 2542. Consequently, the alteration of television programming from 1 April 2004 to 13 December 2006 (the date that the Supreme Administrative Court's judgment was handed down) has duly complied with the Concession Agreement and law.

   3.2 As to the Concession Agreement regarding the penalty fee incurred on the alteration of television programming, the PMO has the right to terminate the Concession Agreement. However, in order to comply with the arbitration proceeding as stated in section 3.1, if it is apparent that ITV breaches the Concession Agreement, the PMO shall be entitled to terminate the Concession Agreement if the process of settlement of dispute becomes final.

   3.3 The Supreme Administrative Court gazette No. 78/2549 dated 13 December 2006 stated that "Regarding the matter of the penalty, the parties have to resolve these themselves, and if the dispute cannot be resolved, the statement of claims is required to be filed in accordance with the procedure defined in the Concession Agreement".

   3.4 The issue of interest and the penalty incurred from the alteration of television programming had not been finalised since it was not an issue raised for consideration by the Supreme Administrative Court. Therefore, if the parties had any controversy thereon and it cannot be resolved, the statement of claims shall then enter into arbitration proceeding in accordance with Clause 15 of the Concession Agreement stating that "If any dispute or controversy arises in connection with this Concession Agreement, both parties shall agree to submit the said dispute for arbitration, and the Arbitration Committee's award shall be final and binding".

ITV and its legal consultant viewed that the calculation of the penalty of the PMO was not in compliance with the objective of the Concession Agreement. The penalty should be calculated at Baht 274,000 per day as a maximum amount, not Baht 100 million per day as stated by the PMO. However, if the penalty fees are charged, the penalty for the period from 1 April 2004 to 13 December 2006 should be Baht 268 million, not Baht 97,760 million as claimed to be paid and led to cancellation of agreement by the PMO.

38 Contingencies and commitments (Cont'd)

e) Contingencies (Cont'd)

<u>The contingent liabilities which may have arisen from the dispute between ITV and the PMO relating to the Concession Agreement</u> (Cont'd)

- **Sequence of significant events of the dispute between ITV and the PMO** (Cont'd)

With regard to the interest on the unpaid concession fee claimed by the PMO, ITV and its legal consultant is of the opinion that during the period that ITV complied with the arbitral award, ITV neither had a liability to settle the debt nor was at default to pay the concession fee since the concession fee of Baht 230 million was paid in accordance with the arbitral award. The arbitral award become binding on both parties under Clause 15 at the time it comes into force, since ITV was not at default in the payment of the concession fee or make the delay payment. In addition, the PMO has not requested provisional remedial measures from the Court to order ITV not to comply with the arbitral award in such period of time. Consequently, ITV has no liability for the interest of the concession fee and the PMO has no right to claim for the unpaid concession fee during the period that the arbitral award was valid and the judgment of the Central Administrative Court was not enforceable during the period that the appeal was submitted to the Supreme Administrative Court.

On 4 January 2007, referring to the penalty for alteration of television programming and interest of overdue concession fee, ITV filed the statement of claim, Black Case number 1/2550, to the Arbitration Institute. With regard to concession fee in the amount of Baht 2,210 million, ITV has the opinion that in order to comply with the Concession Agreement and to compromise with the PMO not to terminate the Concession Agreement affecting ITV's business. ITV proposed that the PMO to pay the amount of Baht 2,210 million with the condition that the PMO shall enter into the arbitration proceeding seeking the arbitral award on the penalty fee and interest of the concession fee. Nevertheless, the PMO did not accept the said proposal on 31 January 2007.

On 2 February 2007, ITV submitted a letter to the Prime Minister appealing for justice proposing that the PMO accept the concession fee in the amount of Baht 2,210 million and enter into the arbitral proceedings on the issue of the penalty fee and interest.

On 13 February 2007, the PMO did not accept the said proposal. As a result, ITV's proposal shall not be enforceable from the date that the PMO rejected ITV's proposal in writing and ITV had no onward liability on its proposal onward in accordance with Section 357 of the Civil Code. Thereafter, the Central Administrative Court made an order striking out the case, Black Case number 640/2550 dated 22 June 2007 from the Case List. The Court ruled that the PMO's claimant stating that ITV accepted the unpaid debts of Baht 2,210 million cannot be viewed as ITV accepting liability because it was an options proposed by ITV which it had not become final, and thus considered as a dispute to be enter into arbitration proceedings.

On 20 February 2007, ITV issued a complaint to prescribe provisional remedial measures, and a complaint of compelling urgency was filed with the Central Administrative Court. The following matters are as follows:

1. ITV requested the Central Administrative Court to rule that the right to terminate the Concession Agreement of the PMO will be revoked during the period that the penalty fee was incurred from the change of television programming, and interest of the unpaid concession fee of approximately Baht 100,000 million will not be paid until the arbitral award is granted and the dispute becomes finalised.

2. ITV requested the Central Administrative Court to specify the grace period to make the payment of the unpaid concession fee amounting to Baht 2,210 million within 30 days of the date of the receipt of the Court order.

38 Contingencies and commitments (Cont'd)

e) Contingencies (Cont'd)

<u>The contingent liabilities which may have arisen from the dispute between ITV and the PMO relating to the Concession Agreement</u> (Cont'd)

- **Sequence of significant events of the dispute between ITV and the PMO** (Cont'd)

On 21 February 2007, the Central Administrative Court ordered the rejection of the complaint to prescribe provisional remedial measures and the complaint of compelling urgency. The Court ruled that in the case of the PMO's right of termination of Concession Agreement, ITV was entitled to claim for damages arisen from such termination if ITV viewed that such termination was incorrect. In respect of the fact that the PMO requested ITV to pay the penalty fee and interest of the concession fee as well as requested the Court demanding ITV to pay the concession fee amount of Baht 2,210 million to the PMO within 30 days from the date that the Court had granted the order, the Court opinioned that it was the case that such issues shall be mutually negotiated between ITV and the PMO. If ITV viewed that ITV should not be bound to pay or requested to provide debt settlement, ITV was eligible to process under the Concession Agreement and legal proceeding. Therefore, the Court did not deem it necessary to prescribe provisional remedial measures to ITV during the time that such process was being made. The order of the Central Administrative Court shall be deemed final and cannot be further appealed.

On 7 March 2007, the letter of revocation of the Concession Agreement was sent by the PMO requesting the Company to repay the debt and return all operations assets under the concession agreement back to the PMO within the period specified by the PMO in accordance with the Cabinet resolution passed on 6 March 2007. Such termination caused ITV to cease carrying on the business of the UHF television broadcasting station.

On 28 March 2007, ITV sent a letter to the PMO disputing that the termination of the Concession Agreement exercised by the PMO demanding that ITV pay the debts of approximately Baht 100,000 million was not in compliance with the law and terms of agreement. The reason is that ITV has not breached the Concession Agreement and disagreed with the said revocation. The termination of the Concession Agreement harmed ITV's business operations which shall be the responsibility of the PMO, and ITV reserved its right on any further legal action against the PMO.

On 30 March 2007, the PMO requested the Central Administrative Court to order ITV to pay unpaid concession fee of Baht 2,210 million, the 12th concession fee of Baht 677 million (counted from the date the arbitration panel judged the arbitral award to 7 March 2007), interest of overdue concession fees of Baht 562 million (counted from the date the arbitration panel judged the arbitral award to the date of requesting of the order, 30 March 2007), adjusting of television program fee of Baht 97,760 million, and the undelivered value of assets under concession of Baht 656 million with 7.5% of the interest of the undelivered value of assets counted from the requested date until ITV repays in full. The undelivered value of assets fee is a new issue that the PMO has previously not raised. The aggregated amount is Baht 101,865 million.

On 8 May 2007, ITV filed against the PMO for the complaint to the Central Administrative Court in the Black Case No. 910/2550 requesting that the PMO pay the compensation in the amount of Baht 119,252 million in respect of Article 5 pa.4 which has not been approved by cabinet caused ITV's damages

On 9 May 2007, ITV filed the statement of claim, Black Case number 46/2550, with the Arbitration Institute seeking an arbitral award granted by the arbitration panel to rule that the Concession Agreement terminated by the PMO was not in accordance with law and the terms of Agreement, the PMO 's claim for ITV for payment of the concession fee (fraction), interest, penalty fee and value of undelivered assets was incorrect, and compensation shall be paid to ITV by the PMO.

On 30 May 2007, the Central Administrative court ordered the dismissal of the Black Case number 910/2550 filed by ITV in respect of Article 5 pa.4 which has not been approved by cabinet caused ITV's damages. The reason for the dismissal of the case was its expiry by law (10 years).

38 Contingencies and commitments (Cont'd)

e) Contingencies (Cont'd)

<u>The contingent liabilities which may have arisen from the dispute between ITV and the PMO relating to the Concession Agreement</u> (Cont'd)

- **Sequence of significant events of the dispute between ITV and the PMO** (Cont'd)

On 22 June 2007, the Central Administrative Court passed an order striking out Black Case number 640/2550 in which the PMO demanded that ITV pay the concession fee, interest, penalty fee and value of undelivered assets from the Case List, so that the parties of the Concession Agreement shall enter into arbitration proceedings as specified in the Concession Agreement. On 24 July 2007, the PMO filed and appeal against the verdict of the Central Administrative Court (of the First Instance) with the Supreme Administrative Court regarding revocation of Black Case number 640/2007 by the Central Administrative Court. In addition, the PMO also issued a complaint to prescribe provisional remedial measures in order to stop arbitration proceedings and await for order of the Supreme Administrative Court.

On 11 July 2007, ITV appealed to the Supreme Administrative Court for the Central Administrative Court's order to dismiss Black Case number 910/2550 because of its expiry. The case No.910/2550 was the issue that ITV filed the dispute against the PMO in respect of Article 5 pa.4 which has not been approved by cabinet caused ITV's damages and claim to be paid for damages from the PMO in the amount of Baht 119,252 million.

On 24 July 2007, the PMO filed and appeal against the verdict of the Central Administrative Court (of the First Instance) with the Supreme Administrative Court regarding revocation of Black Case number 640/2007 by the Central Administrative Court. In addition, the PMO also issued a complaint to prescribe provisional remedial measures in order to stop arbitration proceedings and await for order of the Supreme Administrative Court.

On 29 October 2007, ITV filed a complaint to prescribe the provisional remedial measures to the Central Administrative Court to prescribe provisional remedial measures and the complaint in the case of compelling urgency filed. The complaint was to request the Court to order that the Public Television Bill shall not become effective. The said Bill was approved in principle by the Cabinet and shall be brought to be considered by rules to drop the draft bill on the Thai Public Television Broadcasting Station Act ("TPBS") which was approved by the Cabinet on 24 April 2007 and shall be submitted to the National Legislative Assembly ("NLA") on 31 October 2007. ITV contested that if the Bill is approved and becomes enforceable, neither the award granted by the Arbitration Committee nor the judgment given by the Administrative Court on the dispute or case arisen between ITV and the PMO after 31 October 2007, which one of the claims that ITV claimed against the PMO to indemnify for damages and grant ITV of the concession right to re-operate the UHF Broadcasting Television Station for the remaining period as specified in the Concession Agreement, shall not be effective for final approval before its effective announcement. The reason is that all assets including rights, obligations and encumbrance of the Company shall be transferred to the government subject to Section 56, Transitory Provisions of the Bill. Consequently ITV then requested the Central Administrative Court to commence urgent proceedings and rule that the Bill shall not be brought for the NLA' s consideration in accordance with any method that the Court shall deem appropriate until the case becomes final or the Court passes other judgment.

On 30 October 2007, the Central Administrative Court rejected the complaint clarified that the approval process of the Bill taken by the NLA is a legislative power under the Constitutional Law, not acting as the administrative power, therefore, the Court is unreasonable and insufficient to make an order forbidden the undertaking of the NLA to cancel the aforesaid complaint of ITV for the reason that NLA is not the Administrative Government agency, but it act as a State Legislative Assembly Council Authority which the Administrative court has no access right to prohibit its bill approval process. In addition, since the said disputes are currently on the account of the Arbitration Committee or the court is on the process of consideration of ITV cases, the Central Administrative Court shall then be deemed unreasonable to prescribe the provisional remedial measures as ITV's complaint. The [illegible]istrative court remedial measures shall not be appropriated in the meantime.

38 Contingencies and commitments (Cont'd)

e) Contingencies (Cont'd)

<u>The contingent liabilities which may have arisen from the dispute between ITV and the PMO relating to the Concession Agreement</u> (Cont'd)

- **Sequence of significant events of the dispute between ITV and the PMO** (Cont'd)

On 31 October 2007, the said bill was approved by the NLA and its effective date shall be announced by the government gazette at a later stage. Nevertheless, the other claims of ITV that claimed the PMO indemnify for damages by paying the damages amount will remain valid if in case the court rules in favour of ITV in the existing lawsuits.

On 14 November 2007, the Supreme Administrative Court reaffirmed the Central Administrative Court's order in dismissing the case No. 910/2550 due to its expiry (10 years). Such case was filed by ITV requesting the PMO to pay the amount of Baht 119,252 million regarding the invalidity of Article 5 pa.4 due to the PMO did not propose to the cabinet for approval caused ITV's damage.

On 19 December 2007, the Supreme Administrative Court upheld the Central Administrative Court's verdict for the dismissal of the referenced case in order to allow the parties to the Concession Agreement to use the arbitration proceeding. Accordingly, that ITV submitted the arbitration institution dispute No. 1/2550 to the arbitration institution on 4 January 2007, (prior to the termination of the Concession Agreement) seeking the ruling on the fine for the adjustment of the broadcasting schedule and the interest on the difference of the minimum concession fee, and the arbitration institution dispute No. 46/2550 on 9 May 2007, (after the termination of the Concession Agreement) with regard to PMO's illegally terminating the Concession Agreement in breach of the Concession Agreement and against the law, and both disputes are currently under the consideration of the arbitration institution, the arbitration proceeding shall continue.

- **The contingent liabilities and recording on the dispute between ITV and the PMO**

The contingent liabilities after the Supreme Administrative Court's judgment on revocation of the arbitration award on 13 December 2006 and the dispute between ITV and the PMO are as follows;

1. **In regard of the penalty arising from the alteration of television programming**

   The said liability has not been recorded in ITV's financial statements since the fact of the Black Case number 640/2550 filed by the PMO demanding that ITV pay the concession fee, interest, the penalty fee and value of undelivered assets was dismissed by the Central Administrative Court which shall await the arbitral award granted by the arbitration panel and the final legal proceeding.

2. **In regard of the concession fee of the 9th, 10th and 11th year amounting to Baht 2,210 million and 15% interest of such amount**

   Since quarter 4/2006, the provision for unpaid concession fee amounting to Baht 2,210 million plus 15% interest from the date that the arbitral award was revoked by the Supreme Administrative Court was recorded in the consolidated financial statements. The reason is that ITV proposed to pay such amount to the PMO and brought the issue of the penalty fee and interest into the arbitral proceeding under the Concession Agreement. Thereafter, in the first quarter of 2007, the PMO did not accept the said payment, it shall be deemed that ITV's proposal was not mutually accepted. ITV thus had no liability on the concession fee amounting to Baht 2,210 million plus 15% interest. In addition, the Central Administrative Court made the order striking out the case No 640/2550 in which the PMO demanded that ITV pay the concession fee, interest, the penalty fee and value of undelivered assets out of the Case List, so that the disputes shall be brought into the arbitration proceeding and legal process to be finalised.

38 Contingencies and commitments (Cont'd)

e) Contingencies (Cont'd)

<u>The contingent liabilities which may have arisen from the dispute between ITV and the PMO relating to the Concession Agreement</u> (Cont'd)

- **The contingent liabilities and recording on the dispute between ITV and the PMO** (Cont'd)

3. ***Value of undelivered assets***

The undelivered asset in the amount of Baht 656 million plus 7.50% interest per annum of the undelivered asset from the date that the case was filed to the Court until the said amount is fully paid. The PMO has not requested ITV to pay such amount. Consequently, ITV has no liability to further deliver such asset. In addition, the Central Administrative Court made the order striking out the said case out from the Case List, therefore, the said items have not been recorded by ITV. Since the value of asset claimed by the PMO is only the business estimation comprising income, expense, profit, tax and investment asset, which terms regarding the asset only stated that ITV is required to procure the asset for the undertaking of UHF Television Broadcasting Station to cover the population at the rate of 96.72% of the population in the country without the condition of value of required asset and ITV has complied with such requirement, therefore, ITV has neither liability to procure asset nor indemnify to the PMO.

ITV is awaiting to hear the arbitral award ruling on the said contingent liabilities for Black Case No. 1/2550 and the compensation of damages arisen from illegal termination of agreement Black Case No. 46/2550. It shall be dependant on the judgment which cannot be predicted.

However, the Group has already recorded provision for unpaid concession fee amounting to Baht 2,210 million and interest from the date that the arbitral award was revoked by the Supreme Administrative Court amounting to Baht 398.67 million in the consolidated financial statements.

<u>Assessment for income tax in India</u>

The Income Tax Authority of India ("Tax Authority") has raised a tax assessment, penalty and interest in amount of Rupees 1,058 million (approximately Baht 961 million) against SATTEL for the assessment years 1998/99 to 2005/06 (equivalent to the financial years from 1 April 1997 to 31 March 2005) in respect of revenues received from the provision of satellite transponder capacity to Indian customers, both residents and non-residents. As at 31 December 2007, SATTEL deposited for the income tax and penalty for the assessment years 1998/99 to 2004/05 totally Rupees 293 million (approximately Baht 232 million). SATTEL did not agree with the tax assessments of the Tax Authority and filed appeals against these assessments. SATTEL's tax advisor in India was of the opinion that the outcome would be in favour of SATTEL. Therefore, SATTEL presented all amounts paid as other non-current assets in the balance sheet and did not recognise provision for liabilities of Rupees 765 million (approximately Baht 695 million) in respect of the tax assessment that in excess of the amount paid. If the outcome is that SATTEL is not liable to these tax assessments, it will be eligible to refund all deposits together with interest.

- **Tax assessment for the assessment years 1998/99 to 2001/02**

On 22 March 2004, the Commissioner of Income Tax Appeals ("CIT(A)") passed a partially favourable order for the assessment in respect of the assessment years 1998/99 to 2001/02 stating that revenues from Indian residents are subject to Indian income tax. Furthermore, CIT(A) passed an appellate order in favour of SATTEL for the assessment on revenues from Indian non-residents for the same assessment years. SATTEL has filed an appeal with the Income-Tax Appellate Tribunal ("ITAT") with respect to this matter and it is in the process of hearing by ITAT. SATTEL also filed an application for a refund of Rupees 72 million (approximately Baht 60 million) with the Tax Authority. The Tax Authority has agreed to give credit for this amount, which will be adjusted against SATTEL's future tax liabilities due to the Tax Authority.

38 Contingencies and commitments (Cont'd)

e) Contingencies (Cont'd)

Assessment for income tax in India (Cont'd)

- **Tax assessment for the assessment years 1998/99 to 2001/02** (Cont'd)

On 28 March 2005, the Tax Authority assessed the penalty for those assessment years for concealment of income at a total amount of Rupees 325 million (approximately Baht 295 million). SATTEL filed an appeal against this assessment of penalty with the CIT(A) and filed a letter with the Tax Authority requesting that the penalty assessment be suspended until the case is finalised by the CIT(A). The CIT(A) decided in favour of the Tax Authority, SATTEL deposited some of penalty for those assessment in the amount of Rupees 15 million (approximately Baht 12 million) and filed an appeal against the assessment of CIT(A) with ITAT in the first quarter of 2006.

In the third quarter of 2007, the Tax Authority raised an order for the rectification levying interest in amount of Rupees 20 million (approximately Baht 18 million). SATTEL filed an appeal against the assessment with the CIT(A) and the ITAT. ITAT has dismissed the appeal. Consequently, SATTEL filed an appeal with the High Court in October 2007.

- **Tax assessment for the assessment year 2002/03**

On 30 October 2004, the Tax Authority refunded an amount of Rupee 56 million (approximately Baht 48.0 million) for the assessment year 2002/03. SATTEL filed an application requesting an additional refund in the amount of Rupees 2 million (approximately Baht 1.6 million) in respect of the withholding tax paid by the Indian resident customers during such assessment year. The Tax Authority has agreed to give credit for this amount, which will be adjusted against SATTEL's future tax liabilities due to the Tax Authority.

On 16 March 2005, the Tax Authority raised an assessment for the assessment year 2002/2003 in the amount of Rupees 106 million (approximately Baht 96 million). SATTEL had deposited Rupees 49 million (approximately Baht 40 million) in 2004 and has already filed an appeal against this assessment with CIT(A). On 2 November 2005, CIT(A) ruled in favour of the Tax Authority and SATTEL filed an appeal against CIT(A)'s decision with ITAT.

In the first quarter of 2007, the Tax Authority raised a penalty assessment in amount of Rupees 83.26 million (approximately Baht 76 million). SATTEL has not yet deposited for the aforementioned penalty and has already filed an appeal against the penalty assessment with CIT(A) in April 2007. Subsequently, on 31 December 2007, CTI(A) repealed the penalty assessment in amount of Rupees 83.26 million (approximately Baht 76 million).

- **Tax assessment for the assessment year 2003/04**

The Tax Authority refunded an amount of Rupees 15 million (approximately Baht 11.7 million) for the assessment year 2003/04 in respect of the withholding tax paid by the Indian resident customers during such assessment year.

On 31 January 2006, the Tax Authority raised an assessment for the assessment year 2003/2004 against SATTEL in the amount of Rupees 106 million (approximately Baht 96 million), excluding penalty. SATTEL deposited some of the income tax for this assessment in the third quarter of 2004 in the amount of Rupees 20 million (approximately Baht 16 million). In the first quarter of 2006, SATTEL deposited some of the tax in the amount of Rupees 65 million (approximately Baht 53 million) and recorded as other non-current assets in the balance sheet. SATTEL filed an appeal against the assessment with CIT(A) and submitted a request to the Tax Authority asking it to refrain from enforcing the tax demand. At present, SATTEL is waiting for the decision of CIT(A).

38 **Contingencies and commitments** (Cont'd)

e) **Contingencies** (Cont'd)

Assessment for income tax in India (Cont'd)

- **Tax assessment for the assessment year 2004/05**

In the forth quarter of 2006, the Tax Authority raised an additional tax assessment together with interest for the assessment year 2004/2005 against SATTEL in the amount of Rupees 103 million (approximately Baht 94 million). During the first quarter of 2007, SATTEL had deposited Rupees 30 million (approximately Baht 24 million) and presented the amount paid as other non-current assets. The remaining unpaid tax assessment and interest balance is Rupees 73 million (approximately Baht 66 million). SATTEL filed an appeal against the assessment with CIT(A).

- **Tax assessment for the assessment year 2005/06**

On 27 December 2007, the Tax Authority raised tax assessment together with interest for the assessment year 2005/06 against SATTEL in the amount of Rupees 36 million (approximately Baht 33 million). SATTEL filed an appeal against the assessment with CIT(A).

Concession right payable of Digital Phone Company Limited ("DPC")

On 30 September and 28 October 2003, TAC submitted a case to the Arbitration Committee for settlement of amounts due on 30 September 2002 and 2003 comprising principal and interest according to the Unwind agreement totaling US Dollars 35.49 million and called for payment with an additional interest charge on the overdue payment of US Dollars 1.34 million calculated up to 28 October 2003 and with interest to be charged at 9.50% per annum on overdue payment, from 29 October 2003 until the payment is made.

On 5 July 2006, TAC has submitted an additional claim to the Arbitration Committee for the last two amounts of the rights transfer fees due on 30 September 2004 and 2005 comprising principal and interest according to the Unwind agreement totaling US Dollars 87.38 million and call for payment with an additional interest charge on the overdue payment of US Dollars 10.29 million calculated up to 5 July 2006 and with interest to be charged at 9.50% per annum on overdue payment, from 6 July 2006 until the payment is made.

The case is still in the process of arbitration. DPC has recognised the full concession payable and interest, excluding overdue interest , according to the agreement in its financial statements (using effective interest rate method).

Obligation from shares buy back options of SATTEL

On 23 October 2003, SATTEL and Codespace Inc. entered into a "Memorandum of Agreement", which provides Codespace Inc. an option to sell 2.2 million shares of iPSTAR Co., Ltd. to SATTEL, with the condition that SATTEL has the first option to purchase these shares. If the offered price per share is greater than the higher of US Dollars 1 or fair market value at offering date, SATTEL has the right to refuse. If the offered price per share is the higher of the equal of US Dollars 1 or fair market value at offering date, SATTEL has to purchase those shares from Codespace Inc. SATTEL believes that Codespace Inc. will not exercise the option because according to the result of the financial analysis of SATTEL, the value of iPSTAR's shares is higher than US Dollars 1, therefore, the Group does not recognise this obligation as its liabilities in these financial statements. As of 31 December 2007, the remaining share option was 1.52 million shares.

39 Promotional privileges

A subsidiary was granted promotional privileges under the Investment Promotion Act (B.E. 2520) by the Board of Investment (BOI) in respect of earnings derived from rendering telecommunication services of Thaicom 3 satellite project to customers outside Thailand. Promotional privileges include exemption from corporate income tax for a period of eight years commencing from March 1997, when its revenue was first earned from the promoted business. The subsidiary must comply with certain terms and conditions required for the promoted industries.

On 19 November 2003, the subsidiary was granted promotional privileges under the Investment Promotion Act (B.E. 2520) as amended by the Investment Promotion Act (No. 3) B.E. 2544 by the BOI in respect of earnings derived from rendering telecommunication services of iPSTAR satellite project to customers outside Thailand. Promotional privileges include exemption from corporate income tax for a period of eight years from the date revenue is first earned from the promoted business. The subsidiary must comply with certain terms and conditions required for the promoted industries.

In 2007, the subsidiary had the total revenue derived from BOI-promoted activities amounting to Baht 142 million (2006: Baht 21 million).

40 Dividends

At the Annual General Meeting of Shareholders on 25 April 2007, the shareholders approved the declaration of the annual dividend for the year 2006 at Baht 2.30 each, totalling Baht 7,350.30 million. The interim dividend for the first six-month period of 2006 at Baht 1.30 each, totalling Baht 4,153.96 million, was paid in September 2006. The remaining dividend per share Baht 1.00 each, totalling Baht 3,196.40 million, was paid in May 2007.

41 Subsequent events

a) Increase in share capital of the companies in the Group

At the end of December 2007 and January 2008, certain warrants issued to directors and employees of ADVANC were exercised, and these share issues were registered as increased share capital with the Ministry of Commerce in January and February 2008, as detailed below:

Company	Units of exercise Million	Share capital increased Baht Million		Premium on share capital increased Baht Million		Decrease in % of interest of the Company	
		from	to	from	to	from	to
ADVANC	0.42	2,958.12	2,958.59	21,250.96	21,285.62	42.72	42.71

b) The effective of Thai Public Television Broadcasting Station Act

On 15 January 2008, the State Legislative Assembly Council Authority announced Thai Public Television Broadcasting Station Act effective date by law, being 15 January 2008. The Bill granted by the Arbitration Committee nor the judgment given by the Administrative Court on the dispute or case arisen between ITV and the PMO, for which one of the claims ITV made against the PMO to indemnify for damages and grant ITV of the concession right to re-operate the UHF Broadcasting Television Station for the remaining period as specified in the Concession Agreement, shall not be effective. The reason is that all assets including rights, obligations and encumbrance of ITV shall be transferred to the government subject to Section 56, Transitory Provisions of the Bill. Nevertheless, the other claims of ITV made to the PMO to indemnify for damages by paying such damages amount still be valid if the court rules in f[illegible]V lawsuit cases.

41 Subsequent events (Cont'd)

c) **The resolutions of Board of Directors' meetings and Shareholders' meetings**

Board of Directors' meetings and the Shareholders' meeting held after the balance sheet date are as follows:

- The Board of Directors' meeting of the Company on 25 February 2008
- The Board of Directors' meeting of ADVANC on 19 February 2008
- The Board of Directors' meeting of CSL on 22 February 2008
- The Shareholders' meeting of LTC on 17 January 2008

The above meetings passed resolutions as follows:

Dividends paid

To approve dividend payments to shareholders for the fiscal year 2007 as follows:

Company	Dividend per share Baht/share	Interim dividend payment Baht/share	Outstanding balance Baht/share
ADVANC (associate)	6.30	3.00	3.30
CSL (associate)	0.20	0.20	-

The Company's Board of Directors passed the resolution regarding to the annual and interim dividend payment to the Company's shareholders as follows:

	Period	Payment Baht/share	Estimated dividend payment Baht Million
1) 2007 Annual dividend payment	1 January 2007 - 31 December 2007	0.30	959.06
2) Interim dividend *	1 January 2008 - 10 April 2008	1.25	3,996.07
	Total	1.55	4,955.13

Remark: * According to 2), the interim dividend is subjected to the approval by the Annual General Meeting of Shareholders of ADVANC which its Board of Directors passed a resolution to call the Annual General Meeting of Shareholders for the year 2008 on 10 April 2008. There will be the agenda of dividend payment of Baht 3.30 per share for the performance of the second half of the year 2007. The Company expects to realise dividend, after the approval by the Annual General Meeting of Shareholders of ADVANC, in the amount of Baht 4,170,249,600 (1,263,712,000 shares ; Baht 3.30 per shares).

The Company will propose these dividend payments to the 2008 Annual General Meeting of Shareholders for approval.

At the Ordinary Shareholders' meeting of LTC (a joint venture), the shareholders passed a resolution to approve a dividend payment of US Dollars 12 million.

d) Significant commercial dispute of ADVANC and DPC

ADVANC

On 22 January 2008, TOT Public Company Limited ("TOT") submitted a dispute no. black 9/2551 to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding ADVANC to pay additional payment of revenue sharing amounting to Baht 31,462.51 million under the Cellular Mobile Phone Contract plus interest at the rate of 1.25 percent per month computing from the default date on 10 Jan 2007 until the full payment is made.

At present, the said dispute is pending on ADVANC's preparation of the opposition according to arbitration procedures and the proceedings of which shall take for several years. However, ADVANC's management believes that the rulings of the Arbitration Panel shall have no impact to the financial statements of ADVANC because ADVANC's management understands that this amount is the same as an excise tax that ADVANC had submitted to Excise Department during 28 January 2003 to 26 February 2007 and deducted it from revenue sharing according to the resolution of the cabinet dated 11 February 2003. Thus, ADVANC has fully complied with the cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the cabinet. Moreover, TOT had sent letter no. Tor Sor Tor. Bor Yor./843 dated 10 March 2003 stating that ADVANC has fully complied with the cabinet's resolution and ADVANC's burden remains at the same percentage rate as specified in the contract and the submission of the said excise tax return shall not affect the terms of the contract.

DPC

On 9 January 2008, CAT Telecom Public Company Limited (CAT) submitted a dispute no. black 3/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC, a subsidiary, to pay additional payment of revenue sharing amounting to Baht 2,449.09 million under the Digital Personal Communication Network Contract plus penalty at the rate of 1.25 percent per month of the unpaid amount of each year computing from the default date until the full payment is made which total penalty calculated up to December 2007 is Baht 1,500.06 million, totaling Baht 3,949.15 million.

At present, the said dispute is pending on DPC's preparation of the opposition according to arbitration procedures and the proceedings of which shall take for several years. However, the management believes that the rulings of the Arbitration Panel shall have no impact on DPC's financial statements and the consolidated financial statements of the Company because this amount is the same as an excise tax that DPC submitted to Excise Department during 16 September 2003 to 15 September 2007 and deducted it from revenue sharing according to the resolution of the cabinet dated 11 February 2003. Thus, DPC has fully complied with the cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the cabinet.

e) The purchase of common shares in CSL Group

As at 31 January 2008, ADV, a subsidiary of CSL, acquired 2.4 million common shares, or 30% of registered and paid-up capital, of Shineedotcom Co., Ltd (Shinee) from Mitsui & Co., Ltd in the amount of Baht 15.10 million. The investment of ADV in Shinee accounts for 99.99%.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS OF OPERATIONS

Overview (Consolidation Basis)

We are a holding company and conduct our business through discrete business segments: telecommunications (in Thailand through Advanced Info Service PLC "AIS" and in Cambodia and Laos through Shin Satellite); satellite (Shin Satellite); advertising and media business (primarily ITV and Matchbox) and others (primarily CS LoxInfo). Our net profit in 2007 was Baht 960.0 million based upon total revenues of Baht 22,829.4 million. Our net profit depends primarily on the results of operations of AIS, our associated company and the primary focus of our wireless communications business. We account for AIS using the equity method. In 2007, our share of the net results of AIS contributed 30.2% of our total revenues and 718.0% of our net profit. For a discussion and analysis of the results of operations of AIS, see "a summary of MD&A of AIS" below.

Prior to March 7, 2007, our subsidiary ITV operated a free-to-air television broadcasting station in Thailand. On March 7, 2007, the Prime Minister's Office (PMO) revoked ITV's concession to operate and ITV ceased its television broadcasting operations. ITV is awaiting to hear the arbitral award ruling regarding this matter and it shall be dependant on the judgment which cannot be predicted. For the purposes of a discussion of our historical financial statements, we have included a discussion of ITV in the following discussion. As a result of the revocation of ITV's concession, there was a substantial decrease in our advertising and media revenues and in our retained earnings in our 2007 financial statements.

Prior to December 7, 2007, our subsidiary Capital OK provided consumer credit services, including personal loans, credit cards and motorcycle hire-purchases and, prior to June 21, 2007, Asia Aviasion Co., Ltd. (AA) who have an interest in a joint venture, Thai AirAsia, provided low-cost airline services from Bangkok to various domestic and international destinations. We sold our interests in Capital OK on December 7, 2007 for a loss of Baht 1,378.2 million and our indirect interests in AA on June 21, 2007 for a gain of Baht 406.8 million. In addition, Shin Satellite sold 49.0% of its holding in Shenington on July 25, 2007 for a gain of Baht 5,126.3 million.

Company Operation (Cost Method)

The change in accounting policies relating to investment in subsidiaries, associates and joint ventures for the company financial statements

Notification of Federation of Accounting Professions No. 26/2549 dated on 11 October 2006 and No. 32/2549 dated 3 November 2006 relates to amendment of TAS no. 44 "Consolidated Financial Statements and Accounting for Investment in Subsidiaries" and TAS no. 45 "Accounting for Investments in Associates" which require the change from the equity method of accounting to the cost method of accounting for investments in subsidiaries and associates presented in the separate financial statements. Under the cost method, income from investment will be recorded when dividends are declared. The notification is mandatory from 1 January 2007. We have applied such method for investments in subsidiaries and associates and has also applied the same method of accounting for investment in joint ventures presented in the company financial statements. The change in the accounting policy has an impact on the separate financial statements only and does not have an impact on the consolidated financial statements.

The following table provides a company statements of income, for the period indicated. This table should be read together with our company financial statements.

	Year Ended December 31,			
	2006		2007	
	(in millions of Baht)	(%)	(in millions of Baht)	(%)
Revenue	141.8	1.7%	-	-
Dividend income	8,061.3	94.9%	8,078.3	96.2%
Gain from sale investment in joint ventures	198.8	2.3%	271.0	3.2%
Other income	91.6	1.1%	49.8	0.6%
Total revenues	8,493.5	100.0%	8,399.1	100.0%
Cost and Selling and administrative expenses	334.2	3.9%	355.0	4.2%
Impairment loss on subsidiaries	4,812.9	56.7%	4,940.8	58.8%
Directors' remuneration	12.0	0.1%	14.6	0.2%
Total expenses	5,159.1	60.7%	5,310.4	63.2%
Profit before interest	3,334.4	39.3%	3,088.7	36.8%
Interest expenses	(38.8)	(0.5)%	(2.1)	-
Net profit for the year	3,295.6	38.8%	3,086.6	36.7%

The Company's Net Profit

The Company's net profit decreased 6.3% from Baht 3,295.6 million in 2006 to Baht 3,086.6 million in 2007. These were mainly due to a decrease in revenue of Baht 141.8 million and the impairment loss on investment in Capital OK but were offset with the increase in gain on sale of investment in AA.

The following table provides a company balance sheets, for the period indicated. This table should be read together with our company financial statements.

	As at December 31,			
	2006		2007	
	(in millions of Baht)	(%)	(in millions of Baht)	(%)
Cash & cash equivalents	1,192.9	7.5%	2,575.3	16.9%
Other current assets	131.6	0.8%	45.2	0.3%
Investments in subsidiaries, associates and joint ventures	14,491.4	91.2%	12,514.4	82.3%
Other assets	82.5	0.5%	67.6	0.5%
Total assets	15,898.4	100.0%	15,202.5	100.0%
Total liabilities	658.1	4.1%	59.0	0.4%
Shareholders' equity				
Share capital	3,196.3	20.1%	3,196.8	21.0%
Premium on share capital	10,141.2	63.8%	10,149.9	66.8%
Retained earnings	1,406.7	8.8%	1,296.8	8.5%
Others	496.1	3.2%	500.0	3.3%
Total shareholders' equity	15,240.3	95.9%	15,143.5	99.6%

The Company's Balance Sheets

Total assets as at December 2007 was Baht 15,202.5 million decreased from December 2006, mainly, as a result from the impairment loss on investments and the disposal of investments. Total liabilities decreased from the repayment of short-term loan. As at 31 December 2007, the shareholders' equity was Baht 15,143.5 million relatively flat when compared to 2006 and had retained earnings at Baht 1,296.8 million.

O.

Group Operation (Consolidation Method)

The following table sets forth, for the periods indicated, our total revenues from sales and services and net results from investments by business segment and as a percentage of total revenues of sales and services:

	For the year ended December 31,			
	2006		2007	
	(Baht Millions)	% of total	(Baht Millions)	% of total
Telecommunications:				
Domestic (AIS[1])	6,944.9	32.9%	6,893.1	39.7%
International (Laos and Cambodia)	2,405.7	11.4%	2,211.9	12.7%
Satellite	4,443.7	21.1%	4,240.9	24.4%
Advertising and media	4,209.8	19.9%	2,045.3	11.8%
Consumer finance	1,931.0	9.1%	1,247.4	7.2%
Low-cost airline	1,004.5	4.8%	502.1	2.9%
Others[2]	475.4	2.3%	316.3	1.8%
Consolidation eliminations	(308.0)	(1.5)%	(77.9)	(0.5)%
Total	21,107.0	100.0%	17,379.1	100.0%

(1) Net results from AIS.

(2) Includes Internet and information technology businesses.

We analysed our results of operations based on our segment results, which are derived from our operating profit before other income, interest income, interest expense, taxes and minority interests. The following table sets forth our segment results for the periods indicated:

	For the year ended December 31,			
	2006		2007	
	(Baht Millions)	% of total	(Baht Millions)	% of total
Telecommunications:				
Domestic (AIS[1])	6,944.9	474.5%	6,893.1	(815.3)%
International (Laos and Cambodia)	829.6	56.7%	782.0	(92.5)%
Satellite	(2,152.5)	(147.1)%	(1,179.5)	139.5%
Advertising and media	(2,806.3)	(191.8)%	(2,759.1)	326.3%
Consumer finance	(1,279.6)	(87.4)%	(2,851.4)	337.3%
Low-cost airline	33.3	2.3%	(16.7)	2.0%
Others[2]	(137.6)	(9.4)%	(1,702.5)	201.4%
Consolidation eliminations	31.7	2.2%	(11.4)	1.3%
Total	1,463.5	100.0%	(845.5)	100.0%

(1) Net results from AIS.

(2) Includes Internet and information technology businesses.

For additional information about our segment results, see note 31 to our consolidated financial statements.

The following table sets forth, for the periods indicated, total consolidated revenues and net profit or loss of each of AIS, Shin Satellite, ITV, Capital OK and Thai AirAsia and the method that we use when consolidating the financial statements of these companies into our own financial statements:

	Year Ended December 31,	
	2006	2007
Total revenues:	(Baht in millions)	
AIS[1]	92,490.6	109,115.6
Shin Satellite[2]	8,972.6	12,820.5
ITV[3]	2,158.7	352.3
Capital OK[4]	2,868.4	1,247.4
Thai AirAsia[5]	3,805.1	2,016.2
Net profit (loss):		
AIS[6]	16,256.0	16,290.5
Shin Satellite	(45.3)	3,069.9
ITV	(1,782.7)	(2,721.1)
Capital OK	(2,021.1)	(3,033.3)
Thai AirAsia	52.7	(27.1)

(1) Not consolidated as part of our financial statements. See also footnote (6) below.

(2) Consolidated as a subsidiary and primarily included in "satellite and international telecommunications" in the segment breakdown provided in note 31 to our consolidated financial statements.

(3) Consolidated as a subsidiary and included in "media and advertising" in the segment breakdown provided in note 31 to our consolidated financial statements.

(4) Consolidated on a proportionate consolidation basis in until September 2006 by taking 60.0% (representing our shareholding interest in Capital OK) of each of the revenues and expenses of Capital OK and combining these with our revenues and expenses and, following the increase in our shareholding to 100.0% in October 2006, consolidated as a subsidiary in 2006 and 2007. Capital OK is included in "consumer finance" in the segment breakdown provided in note 31 to our consolidated financial statements. Following the sale of our interest in Capital OK on December 7, 2007, our financial statements from 2008 onwards will not include the financial statements of Capital OK.

(5) Consolidated on a proportionate consolidation basis in 2006 and 2007 by taking 24.5% (from February 2006 to December 2006) and 24.5% (from January 1, 2007 to June 21, 2007), respectively, (representing our indirect shareholding interest in Thai AirAsia during the respective years) of each of the revenues and expenses of Thai AirAsia and combining these with our revenues and expenses. Thai AirAsia included in "low-cost airline" in the segment breakdown provided in note 31 to our consolidated financial statements. Following the sale of our interest in AA on June 21, 2007, our financial statements from 2008 onwards will not include the financial statements of Thai AirAsia.

(6) Our share of AIS's net profit is included in the line item "net results from investments" in our financial statements.

The following tables provide a breakdown of our total revenues by showing each item as a percentage of total revenues, and a breakdown of our expenses by showing each item as a percentage of our total revenues, for the periods indicated. This table should be read together with our consolidated financial statements.

	Year Ended December 31,			
	2006		2007	
	(in millions of Baht)	(%)	(in millions of Baht)	(%)
Revenues:				
Revenue from sales and services:				
- Telecommunications (other than AIS)	2,405.7	10.3%	2,211.9	9.7%
- Satellite	4,443.7	18.9%	4,240.9	18.6%
- Advertising and media	4,138.9	17.6%	2,045.3	8.9%
- Consumer finance	1,004.5	4.3%	1,247.4	5.5%
- Low-cost airline	1,931.0	8.2%	502.1	2.2%
- Other	115.4	0.5%	111.5	0.3%
Total revenue from sales and services	14,039.2	59.9%	10,359.1	45.3%
Other income	2,343.1	10.0%	5,450.1	23.9%
Share of net results from investments—equity method:				
- AIS	6,944.9	29.6%	6,893.1	30.2%
- Other	122.9	0.5%	127.1	0.6%
Total share of net results from investments—equity method	7,067.8	30.1%	7,020.2	30.8%
Total revenues	23,450.1	100.0%	22,829.4	100.0%
Expenses:				
Costs of sales and services	9,559.6	40.8%	7,647.3	33.5%
Concession fees	1,469.9	6.3%	649.2	2.8%
Unpaid concession fee and overdue interest	1,506.3	6.4%	382.3	1.7%
Selling and administrative expenses	5,016.8	21.4%	5,735.0	25.1%
Impairment loss on goodwill in a subsidiary	1,105.4	4.7%	447.0	2.0%
Impairment loss and write-off of concession assets	964.0	4.1%	1,961.6	8.6%
Directors' remuneration	21.4	0.1%	24.4	0.1%
Total expenses	19,643.5	83.8%	16,846.8	73.8%
Profit before interest and tax	3,806.6	16.2%	5,982.6	26.2%
Interest expenses	(1,420.3)	(6.1) %	(1,117.5)	(4.9)%
Income tax	162.4	0.7%	(2,361.3)	(10.3)%
Profit before minority interests	2,548.7	10.8%	2,503.8	11.0%
Net results attributable to minority interests	861.3	3.7%	(1,543.8)	(6.8)%
Net profit for the year	3,409.9	14.5%	960.0	4.2%

Revenues

Total revenues decreased by 2.6% from Baht 23,450.1 million in 2006 to Baht 22,829.4 million in 2007.

Revenues from Sales and Services. Revenues from sales and services decreased by 26.2% from Baht 14,039.2 million in 2006 to Baht 10,359.1 million in 2007. Revenues from all of our business segments decreased, in particular from our media and advertising and low-cost airline business segments.

Telecommunications. Revenues from our international telecommunications businesses in Cambodia and Laos decreased by 5.8% from Baht 2,405.7 million in 2006 to Baht 2,211.9 million in 2007, primarily because Shin Satellite recognized only 51.0% of the revenues from Cambodia and 25.0% from Laos from July 25, 2007 using the proportionate consolidation basis instead of 100.0% using the fully consolidated basis in Cambodia and 49% using the proportionate consolidation basis in Laos after the sale by Shin Satellite of 49.0% of its interests in Shenington (a holding company who invest in business in Laos and Cambodia) who and has been changed to a joint venture instead of a subsidiary. However, actual revenues from Cambodia and Laos increased in 2007, primarily as a result of the growth of prepaid mobile telephone subscribers in each market. Had Shin Satellite accounted for its international telecommunications business in Cambodia and Laos on a fully consolidated basis, our international telecommunications revenues in 2007 would have been Baht 2,906 million. In 2007, prepaid services accounted for approximately 65.9%% and 59.7% of revenues in Cambodia and Laos, respectively. (2006: Cambodia 74.1% and Laos 57.7%)

0.

In Laos, mobile telephone subscribers increased 28.7% to 700,306 in 2007, primarily due to market expansion following increased marketing activities targeted at low-usage subscribers, and PSTN subscribers increased by 0.1%. Mobile ARPU increased 10.0% while PSTN ARPU increased 2.2%. Mobile usage of prepaid service increased in 2007, primarily because of a migration of subscribers from postpaid.

In Cambodia, mobile telephone subscribers increased 72.1% to 469,514 in 2007, primarily due to market expansion following increased marketing activities targeted at low-usage subscribers. Mobile usage was relatively constant in 2007, but mobile ARPU decreased 12.1%, primarily as a result of the introduction of promotional packages following increased competition.

Satellite. Revenues from our satellite segment decreased by 5.8% from Baht 4,443.7 million in 2006 to Baht 4,240.9 million in 2007, primarily because of a reduction in Conventional Thaicom transponder utilization, a loss from the continued appreciation of the Thai Baht and lower UT sales volume.

Advertising and media. Revenues from our advertising and media segment decreased by 50.6% from Baht 4,138.9 million in 2006 to Baht 2,045.3 million in 2007, primarily due to the cessation of ITV's television broadcasting concession following the revocation of ITV's concession agreement on March 7, 2007 and the expropriation of ITV's broadcasting assets.

Low-cost Airline. Revenues from our low-cost airline segment decreased by 50.0% from Baht 1,004.5 million in 2006 to Baht 502.1 million in 2007, primarily because we did not account for the results of AA from June 21, 2007 following the sale of our interest in AA.

Consumer Finance. Revenues from our consumer finance segment decreased by 35.4% from Baht 1,931.0 million in 2006 to Baht 1,247.4 million in 2007, primarily due to a decrease in the number of loans approved following a tightening of Capital OK's credit policies. We sold our interest in Capital OK on December 7, 2007.

Other Income. Other income increased by 132.6% from Baht 2,343.1 million in 2006 to Baht 5,450.1 million in 2007, primarily due to an increase in the gain from the sale of investments, primarily the sale of 49.0% of Shenington amounting to Baht 5,126.3 million and our 24.5% effective shareholding in Thai AirAsia amounting to Baht 406.8 million, partially offset by a loss from the sale of 100.0% of Capital OK amounting to Baht 1,378.2 million. Other income was partially offset by a decrease in gain on foreign exchange from Baht 1,880.6 million in 2006 to Baht 1,044.5 million in 2007, primarily attributable to the higher appreciation of the Baht against the U.S. dollar in 2006 compared with the lower appreciation of the Baht against the U.S. dollar in 2007.

Share of Net Results from Investment—Equity Method. Our share of net results from investments using the equity method decreased by 0.7% from Baht 7,067.8 million in 2006 to Baht 7,020.2 million in 2007. Our share of the net results of AIS relatively flat from Baht 6,944.9 million in 2006 to Baht 6,893.1 million in 2007. In 2007, after the management of AIS has an opinion that non-compliance to the interconnection (IC) agreements could be in violation to the National Telecommunications Commission's (NTC) interconnection regulation, AIS decided to record all transactions related to the IC charges under the IC agreements in the financial statements for the year ended 31 December 2007. Excluding IC impact, net profit was Baht 14,879 million, declined 8.5% y-o-y due to higher network amortization, SGA and interest expense. For a discussion and analysis of the results of operations of AIS, see "a summary of MD&A of AIS" below.

Expenses

Total expenses decreased by 14.2% from Baht 19,643.5 million in 2006 to Baht 16,846.8 million in 2007, primarily from our media and advertising, international communications and consumer finance business.

Cost of Sales and Services. Cost of sales and services decreased by 20.0% from Baht 9,559.6 million in 2006 to Baht 7,647.3 million in 2007, primarily due to the cessation of ITV's television broadcasting business, the sale of our indirect interest in Shenington and AA. Actual expenses from our international telecommunications business in Cambodia and Laos increased in 2007, primarily as a result of an increase in amortization following the expansion of the telephone network in Laos, an increase in revenue share of the Ministry of Post and Telecommunications in Cambodia from 7.0% to 10.0% of total revenue before expenses, and an increase in electricity prices.

Concession Fees. Concession fees decreased by 55.8% from Baht 1,469.9 million in 2006 to Baht 649.2 million in 2007, primarily because of a decrease in ITV's concession fees from Baht 1,000.0 million in 2006 to Baht 180.8 million as a result of the revocation of the ITV concession agreement on March 7, 2007.

Unpaid Concession Fees and Overdue Interest. Unpaid concession fees and overdue interest decreased by 74.6% from Baht 1,506.3 million in 2006 to Baht 382.3 million in 2007, primarily because the amount we accrued in 2006 included unpaid concession fees in relation to 2004 and 2005 while the amount we accrued in 2007 related only overdue interest.

Selling and Administrative Expenses. Our selling and administrative expenses increased by 14.2% from Baht 5,016.9 million in 2006 to Baht 5,735.0 million in 2007, primarily due to an increase in the provision for loan losses at Capital OK and an increase in marketing expenses relating to satellite business, partially offset by decreases in selling and administrative expenses at ITV following the cessation of its business in March 2007 and at AA following the sale of our interest in AA in June 2007.

Impairment loss on goodwill in a subsidiary. In 2007, we recorded an impairment loss on goodwill of Baht 447.0 million in Capital OK as a result of a loss from operations following the adoption of more stringent regulations relating to the maximum amount of interest and fees that finance companies, including Capital OK, may charge its customers that limited our consumer finance business opportunities and a downturn in the Thai economy leading to unfavorable business prospects. In 2006, we recorded an impairment loss on goodwill in ITV of Baht 1,105.4 million, which is the total outstanding goodwill in ITV in our financial statements in recognition of ITV's inability to continue as a going concern.

Impairment loss and write-off of concession assets. In 2007, we recorded impairment loss and write-off of concession assets of Baht 1,961.6 million, compared to impairment loss and write-off of concession assets of Baht 964.0 million in 2006. The impairment in 2007 resulted from the expropriation of ITV's assets following the revocation of the ITV concession agreement by the PMO in March 2007. The impairment in 2006 resulted from the write-off of Thaicom 3 following the failure of a different electrical power subsystem unit in 2006 that resulted in a total loss of power and Thaicom 3's subsequent de-orbiting.

Profit Before Interest and Tax

As a result of the foregoing, profit before interest and tax increased by 57.2% from Baht 3,806.6 million in 2006 to Baht 5,982.6 million in 2007.

Interest Expense

Our interest expense decreased by 21.3% from Baht 1,420.3 million in 2006 to Baht 1,117.5 million in 2007, primarily due to the repayment of loans in relation to the IPSTAR and Thaicom 5 projects and the repayment of loans by Capital OK in 2007.

Income Tax

We recorded an income tax expense of Baht 2,361.3 million in 2007 compared with an income tax surplus of Baht 162.4 million in 2006, primarily because of the income tax expense relating to the gain from the sale of our indirect interest in Shenington.

Profit Before Minority Interests

As a result of the foregoing, our profit before minority interests decreased by 1.8% from Baht 2,548.7 million in 2006 to Baht 2,503.8 million in 2007.

Net Results Attributable to Minority Interests

We recorded a surplus in the share of our net results attributable to minority interests of Baht 861.3 million in 2006 because of losses at our subsidiaries but recorded a deficit of Baht 1,543.8 million in 2007 because of profits at our subsidiaries.

Net Profit

As a result of the foregoing, our net profit decreased by 71.8% from Baht 3,409.9 million in 2006 to Baht 960.0 million in 2007.

Cash Flow

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,	
	2006	2007
	Bt	Bt
	(in millions)	
Net cash provided by operating activities	5,049.4	5,172.7
Net cash provided by investing activities	2,459.0	14,852.1
Net cash used in financing activities	(4,564.3)	(19,145.5)
Net increase in cash and cash equivalents	2,944.1	879.3

Net cash flows from operating activities

As at 31 December 2007, consolidated cash and cash equivalent were Baht 6,446.7 million, which was a rise of Baht 879.3 million, net of unrealized loss on exchange rate of Baht 4.4 million. The consolidated cash flow from operating activities was Baht 5,172.7 million slightly increased from Baht 5,049.4 million in 2006 mainly due to the collection of loans and accrued interest receivables.

Net cash flows from investing activities

The consolidated cash flow from investment activities was Baht 14,852.1 million, increased from Baht 2,459.0 million in 2006, as a result of the cash received from the sale of investments in Shenington Baht 6,433.0 million. In addition, the purchase of assets decreased by Baht 3,460.2 million due to the repayment of satellite construction in 2006. In 2007, we had a cash received from short-term investment Baht 881.7 million while, in 2006, there was a repayment of short-term loan Baht 600.0 million

Net cash flows used in financing activities

The consolidated cash outflow from financing activities was Baht 19,145.5 million, increased from Baht 4,564.3 million in 2006 due to a decrease of borrowings by Baht 7,090.3 million and an increase of loans repayment by Baht 8,792.7 million. Also, in 2006, there was a cash flow from the receipt of the exercise of a warrant (Shin–W1) by Baht 3,745.0 million. Even the dividend paid in 2007 was Baht 3,196.4 million, a drop of Baht 5,039.0 million from Bt 8,235.4 million in 2006.

Summary of MD&A of AIS

Because in recent years our net profit has primarily depended on the results of operations of AIS, we present below a discussion and analysis of the results of operations of AIS.

Operating Results

As at end of 2007, AIS and its subsidiaries ("AIS") reported total subscribers of 24.1 million, or 23% growth from last year. Of total subscriber, postpaid subscribers were 2.3 million and prepaid subscribers were 21.8 million.

Recognition of interconnection revenue and cost in the year ended 2007

In compliance to the National Telecommunications Commission's (NTC) interconnection regulation, AIS entered into interconnection (IC) agreement with TAC on November 30, 2006 and True Move on January 15, 2007; the IC agreements have been approved by NTC. However, during the first quarter to the third quarter of 2007, AIS did neither invoice the IC charges to both parties nor record any transactions related to the IC charges on the financial statements. The IC recognition was pending upon the consideration between AIS and TOT, the grantor of concession.

On August 31, 2007, TOT filed a case against NTC to the Administrative Court to revoke NTC's IC regulation. TOT also informed AIS that TOT shall not recognize AIS's related actions and that AIS must be responsible for such actions, should AIS undertake the IC agreements before the final ruling by the Administrative Court.

AIS's management has the opinion that non-compliance to the IC agreements could be in violation to the NTC's regulation. Therefore AIS has decided to record all transactions related to the IC charges under the IC Agreements in the financial statements for the year ended December 31, 2007. AIS has recorded the IC revenue of Baht 16,530 million, IC cost of Baht 14,054 million and also recorded the revenue sharing calculated from the Net IC revenue after deducting IC cost to the financial statements for the year ended December 31, 2007.

Revenue

Service Revenue AIS recorded total revenue of Baht 108,454 million, an increase of 18.6%, of which Baht 16,530 million was from IC revenue. Revenue from mobile phone services increased 2.9% from Baht 76,053 million in 2007 to Baht 78,280 million in 2006, primary from prepaid and international call that grew 1.7% and 72%, respectively. Prepaid increased was because the strong and good-quality net additions while pricing for new subscription was also improved. The growth of IDD was contributed by the launch of AIN GlobalComm Co., Ltd, a wholly owned subsidiary of AIS, offering the international call service through its own 005 dialing prefix.

IC Revenue and Cost The IC revenue (from incoming minutes) was Baht 16,530 million, and the IC cost (from outgoing minutes) was Baht 14,054 million, representing net IC revenue of Baht 2,476 million before revenue share. The amount was in accordance with the interconnection agreements with TAC and True Move, on which traffic settlement started from February 2007 with TAC and April 2007 with True Move. In the year ended 2007, AIS had 48% outgoing minute, of which 70% is on-net traffic of the total consumed minutes.

Sale Revenue decreased 11.3% from Baht 15,375 million in 2006 to Baht 13,644 million in 2007. Despite of the growth of handset units sales, most handsets sold were less expensive low-end models. Handset business has thin margin and does not have material impact to the consolidated net profit. The launch of house-brand "Phone One" earlier in the year has not yet contributed significant impact to the revenue.

Other Income decreased from Baht 1,015 million in 2006 to Baht 662 million primary from lower interest income as AIS has kept lower cash on hand as well as lower market deposit interest rate.

Expenses

Cost of Service increased 66% from Baht 23,139 million in 2006 to Baht 38,441 million in 2007 due to the recognition of IC cost in the amount of Baht 14,054 million. Apart from the IC cost, cost of service increased 5.4% as a result of higher utility cost and network amortization.

O.

Concession fee increased 5% from Baht 18,754 million in 2006 to Baht 19,691 million in 2007. In 2007, the revenue share calculated from net IC (IC revenue less IC cost) included.

Selling and Administrative Expenses increased 11.8% from Baht 11,421 million in 2006 to Baht 12,767 million in 2007, mainly, as a result of higher provision for bad debt. Such increase was from the aggressive acquisition of postpaid subscriber during the first half year of 2007. However, after the introducing stringent credit screening policy for the acquisition of new subscriber, the situation was improved.

Net Profit

The net profit was relatively flat, from Baht 16,256 million in 2006 to Baht 16,290 million in 2007. Excluding IC impact, net profit was Baht 14,879 million in 2007, decreased 8.5% due to higher network amortization, SGA and interest expense.

Balance Sheets

Liquidity

Current ratio slightly decreased to 73% in 2007 from 74% in FY06 due to less cash outstanding and lower inventories for mobile handsets.

Capital Structure

The capital structure was strong with low financial leverage, which supported AIS's ability to continue high dividend payout. Total liabilities to equity improved from 73% as at December 31, 2006 to 71% as at the same period this year as a result of a partially repayment of debentures. Shareholders' equity decreased 2.8% from Baht 77,599 million as at December 31, 2006 to Baht 75,461 million as at December 31, 2007 as AIS paid dividend over 100% of its net income. In 2007, AIS paid a cash dividend of total Baht 18,658 million, implying a dividend per share of Baht 6.30. The unappropriated retained earnings at the ending period were Baht 49,999 million.

Net Debt to Equity

D/E ratio slightly increased from 26% in 2006 to 29% in 2007 due to lower amount of cash and cash equivalents.

Cash Flow

Cash flow position remained strong to support capex and dividend payment. For 2007, AIS generated cash flow from operations (after interest and tax) of Baht 36,235 million and had net increase in total borrowing of Baht 8,501 million. Of this amount, AIS spent Baht 17,105 million on capital expenditures, repaid Baht 11,523 million of debts, and paid Baht 18,658 million in dividend. As a result, AIS had net decrease in cash of Baht 4,254 million for the period.

This document contains certain forward-looking statements. They refer to future events and to the future financial performance of the companies in Shin Group. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe" or "continue". Although the companies in Shin Group believe that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

0.

Summary Translation Letter
To the Stock Exchange of Thailand
February 25, 2008

SH 008/2008

February 25, 2008

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 3/2008 Regarding dividend payment and call Annual General Meeting of shareholder 2008

To: The President
Stock Exchange of Thailand

Attachment: Remark and Note to the interim dividend payment

The Board of Directors of Shin Corporation Public Company Limited (the Company) has resolved in the meeting No. 3/2008 held on February 25, 2008 as the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 2/2008 held on January 28, 2008.

2. Approved the balance sheet, the income statements and the cash flow statements for 2007 ended December 31, 2007.

3. Approved the Company's dividends payment of the year 2007 and interim dividend are as follows:

	Period	payment (Baht/Share)	Approximately dividend payment (Baht million)
3.1 2007 Annual dividend payment	1 Jan - 31 Dec 2007	0.30	960
3.2 Interim dividend	1 Jan - 10 Apr 2008	1.25	4,000
Total		1.55	4,960

Remarks: Interim dividend according to 3.2 is subjected to the approval by the Annual General Meeting of Shareholders of Advanced Info Service Public Company Limited (ADVANC), on April 10, 2008, on ADVANC's dividend payment for 2007 performance

The share register book to determine the right of shareholders to receive the dividends to 3.1 and 3.2 will be closed on April 29, 2008, at 12.00 noon and the date of dividends distribution will be on May 12, 2008. The dividends payment for item 3.1 and 3.2 will be proposed to the Annual General Meeting of shareholders 2008 for further approval.

<u>Please see remark and note to the interim dividend payment as attachment.</u>

4. Approved the appointment of directors replacing those retired by rotation for 2008. The details are as follows:

4.1 The rotated directors:

4.1.1	Mr. Vithit Leenutapong	Director, Independent Director, Member of the Audit Committee, Remuneration Committee and Nomination & Governance Committee
4.1.2	Mr. Somchai Supphatada	Director, Independent Director and Chairman of the Audit Committee
4.1.3	Mr. Chalaluck Bunnag	Director, Independent Director and Member of the Audit Committee

4.2 The retiring directors are re-appointed are as follows:

4.2.1	Mr. Vithit Leenutapong	Director, Independent Director, Member of the Audit Committee, Remuneration Committee and Nomination & Governance Committee
4.2.2	Mr. Somchai Supphatada	Director, Independent Director and Chairman of the Audit Committee
4.2.3	Mr. Chalaluck Bunnag	Director, Independent Director and Member of the Audit Committee

4.3 The members of the Board of Directors will be as follows:

4.3.1	Dr. Virach Aphimeteetamrong	Chairman of the Board of Directors and Independent Director
4.3.2	Mr. Somchai Supphatada	Director, Independent Director and Chairman of the Audit Committee
4.3.3	Mr. Vithit Leenutapong	Director, Independent Director, Member of the Audit Committee, Remuneration Committee and Nomination & Governance Committee
4.3.4	Mr. Chalaluck Bunnag	Director, Independent Director and Member of the Audit Committee
4.3.5	Mr. Surin Upatkoon	Director
4.3.6	Mr. Boon Swan Foo	Director, Chairman of the Remuneration Committee and Chairman of the Nomination & Governance Committee
4.3.7	Mrs. Thitima Roungkhawnsiriroj	Director, Nomination & Governance Committee
4.3.8	Mr. Boonklee Plangsiri	Director
4.3.9	Mr. Arak Chonlatanon	Director
4.3.10	Mr. Somprasong Boonyachai	Director, Remuneration Committee, Nomination & Governance Committee and Chairman of the Executive Committee

4.4 Approved, with approval of the Remuneration Committee, the directors' remuneration for 2008 is up to Baht 20,000,000. The remuneration for 2008 will be proposed to the Annual General Meeting of shareholders 2008 for further approval.

5. Approved the holding of the Annual General Meeting of Shareholders on April 22, 2008 at 2.00 p.m. at the Auditorium Room, 9 th Floor, Shinnawatra Tower 3, Viphavadee Rangsit Road, Jatujak, Bangkok. The agendas to be considered and approved in the meeting are as follows;

Agenda 1	Matters to be informed;
Agenda 2	To consider and certify the Minutes of the Annual General Meeting of Shareholders for 2007 held on April 25, 2007;
Agenda 3	To consider and certify the report on the operating results of the Company for 2007;
Agenda 4	To consider and approve the balance sheet, the income statement and the cash flow statement for the fiscal year ended December 31, 2007;
Agenda 5	To consider and approve the appropriation of the net profit as dividends; 5.1 Dividend for the year 2007 5.2 Interim dividend from the net profit between 1 Jan - 10 Apr 2008
Agenda 6	To consider and approve the appointment of the Company's auditors and to fix their remuneration for 2008;
Agenda 7	To consider and approve the reappointment of directors in place of those who retired by rotation;
Agenda 8	To consider and approve the remuneration of the Board of Directors of the Company for 2008;
Agenda 9	Other business (if any)

The Company will close the share register book to determine the shareholders who are eligible to attend and vote in the Annual General Meeting of Shareholders for 2008 from April 1, 2008 at 12.00 noon until the Annual General Meeting of Shareholder for 2008 is adjourned.

Shin Corporation Plc.

Remark and Note to the interim dividend payment from the Board resolutions' as item 3.2

- **The Effect of change in accounting policies**

  Notification of Federation of Accounting Professions No. 26/2549 dated on 11 October 2006 and No. 32/2549 dated 3 November 2006 relates to amendment of TAS no. 44 "Consolidated Financial Statements and Accounting for Investment in Subsidiaries" and TAS no. 45 "Accounting for Investments in Associates" which require the change from the equity method of accounting to the cost method of accounting for investments in subsidiaries and associates presented in the separate financial statements. Under the cost method, income from investment will be recorded when dividends are declared instead of the income from share of net result from investments of the same period. The notification is mandatory from 1 January 2007. The Company has applied such method for investments in subsidiaries and associates and has also applied the same method of accounting for investment in joint ventures presented in the company financial statements, and the Company also applied the retroactive adjustment. The change in the accounting policy has an impact on the separate financial statements only and does not have an impact on the consolidated financial statements. As a result, the Company's retained earnings decreased significantly.

- **Comparison the effect of change in account policies**

Unit: Baht Million	For the years ended 31 December 2007 Before adjusted (Equity Method) (Unaudit and Unreview)	After adjusted (Cost Method) (Audited)	1 Jan - 10 April 2008 Pro Forma (Cost Method) (Unaudit and Unreview)
Statements of Income			
Revenues			
Dividends income	-	8,078	4,170 [1]
Gain on sale of investment in subsidiaries and a joint venture	407	271	-
Other income	50	50	24
Net results from investments - equity method	5,165	-	-
Total revenues	5,622	8,399	4,194
Expenses			
Selling & admin and loss on sale and impairment loss on goodwill & investment	2,488	5,310 [2]	187
Total expenses	2,488	5,310	187
Profit before interest	3,134	3,089	4,007
Interest expenses	(2)	(2)	-
Net profit for the year	3,132	3,087	4,007
Balance Sheet			
Assets			
Cash and cash equivalents	2,575	2,575	2,422
Investments in subsidiaries, associates and joint ventures	39,444	12,514	12,504
Accrued dividend income	-	-	4,170
Other assets	113	113	113
Total assets	42,132	15,203	19,210
Liabilities and shareholders' equity			
Total liabilities	59	59	59
Shareholders' equity			
Share capital	3,197	3,197	3,197
Premium on share capital	10,150	10,150	10,150
Retained earnings			
Legal reserve	500	500	500
Retained earnings - Unappropriated	24,299	1,297	5,304
Unrealised gain on dilution of investments in subsidiaries and associates	4,028	-	-
Cumulative foreign currency translation adjustment	(100)	-	-
Total shareholders' equity	42,073	15,144	19,151
Total liabilities and shareholders' equity	42,132	15,203	19,210

1) Subjected to the approval by the Annual General Meeting of Shareholders of ADVANC, on April 10, 2008

2) Including loss from impairment of investment Baht4,941 million

Summary of the significant changes:

1) Although the Company showed net profit of around Baht3,100 million for both Equity method and Cost method, as of December 31, 2007, retained earnings for Cost method significantly declined to Baht 1,297 million, from Baht 24,299 million in Equity method. As a result, the Company could not pay dividend for 2007 operation at the same level as in the past (Baht 2.00 - 2.60 per share for 2004-2006 as shown in the table on page 7, despite of the fact that the Company has enough cash. This was due to the limitation of retained earnings that the Company could not be able to pay dividend higher than the 2007 retained earnings.
2) However, if the ADVANC's Annual General Meeting of Shareholders on April 10, 2008 approves the dividend payment at the rate of Baht 3.30 per share, estimated SHIN's net profit during January 1 - April 10, 2008 would be around Baht 4,007million, and retained earnings of Baht5,304 million. The Board of Directors proposed the payment of interim dividend to shareholders from those retained earnings.

- **Dividend Policy**

After the change in accounting policies, dividend will be distributed from the Company's performance on cost method. This is to be in-line with the Company's operation - the Holding Company, which major source of revenue is from dividend received. For the purpose of regularly dividend payment to shareholders as same as in the past, despite of the impact from the change of accounting policies, the Company proposed the interim dividend payment following the Board of Director of ADVANC (which SHIN holds 42.71% stakes) proposed to pay dividend in the rate of Baht 3.30 per share to the ADVANC's Annual General Meeting of Shareholders for approval on April 10, 2008.

In the previous years, the Company had kept paying dividend to shareholders after receiving dividend from associated companies and subsidiaries. Although the accounting policies has been changed since 2007, the Company persists in dividend policy that shareholders would get cash dividend in the same period as previous years due to the interim payment mechanism as the aforementioned before. Additionally, the Company will continue on this methodology for the next Annual General Meeting of Shareholders unless the Company cannot do due to significant business reasons.

However, this concept does not conflict with the guidelines of the Business Development Department of the Ministry of Commerce dated April 25, 2007 in respect of principle guidelines for Accounting in dividend payment according to the Public Company Limited Act B.E. 2535.

2004-2006 Dividend Payment

Unit: Baht per share

From the performance of	Year 2004	Year 2005	Year 2006	Subjected to the Company's 2008 AGM approval	
				2007 Performance	2008 Performance
Interim	0.92	1.25	1.30	- 1)	1.25 3)
Annual	1.08	1.35	1.00	0.30 2)	n/a 4)
Total	**2.00**	**2.60**	**2.30**	**1.55**	

Remarks: 1) No dividend payment due to retained loss

2) Annual dividend payment for the year 2007, according to 3.1

3) Interim dividend for the performance during January 1, 2008 - April 10, 2008, according to 3.2

4) Subjected to future performance

- **Proposed interim dividend during January 1 - April 10, 2008**

As the Board of Directors of ADVANC passed a resolution to call the Annual General Meeting of Shareholders for the year 2008 on April 10, 2008, there will be the agenda of dividend payment of Baht 3.30 per share for the performance of the second half of the year 2007. The Company expects to realize dividend income in the amount of Baht 4,170,249,600 (1,263,712,000 shares x Baht 3.30) after the approval of the Annual General Meeting of Shareholders. Based on the Company's retained earnings of the estimated interim earnings results during January 1 - April 10, 2008, the Company would be able to pay dividend.

As a result, the Company proposed to pay interim dividend in the rate of Baht 1.25 per share, approximately Baht 4,000 million to shareholders. The Company will reserve the rest of cash for working capital. **However, the Company's interim dividend payment in the 3.2 is subjected to the approval of ADVANC's Annual General Meeting of Shareholders whether the dividend payment amount would not be changed from the ADVANC's Board of Director proposal.**

Summary Translation Letter
To the Stock Exchange of Thailand
February 25, 2008

SH 009/2008

February 25, 2008

Subject: Submission of Audited financial statements for 2007

To: The President
The Stock Exchange of Thailand

Enclosures: 1. Copy of the financial statements and auditor's report for the year 2007.
2. Summary of the Company's operating results (Form F45-3)
3. Management Discussion and Analysis for the year 2007.

We would like to inform you that the Board of Directors' Meeting of Shin Corporation Plc (the "Company") No. 3/2008, held on February 25, 2008, approved the balance sheets, statements of income and cash flow statements for the year 2007 ended December 31, 2007. The Company would like to submit the financial statements and to clarify the operation result as follows:

The Company's operating results (Cost Method)

Baht million	2007	2006	% Change
Dividend income	8,078	8,061	0.21
Gain from sales of investment	271	199	36.18
Total	8,349	8,260	1.08
Less Operating Expense (net)	371	385	(3.64)
Operating profit	7,978	7,875	1.31
Less Loss from impairment of investment	4,941	4,813	2.66
Other income (net)	50	234	(78.63)
Net profit	**3,087**	**3,296**	**(6.34)**

The Company's operating results under the cost method comparing 2006 and 2007 did not show any significant changes.

Consolidated operating results

The consolidated net profit for 2007 was Baht 960 million, a decrease of Baht 2,450 million or 71.85% from a net profit of Baht 3,410 million for the same period of last year. The details are showing in the table below.

Baht million	2007	2006	% increase (decrease) of change
Shin Corporation Plc.			
Loss from operating results	(321)	(152)	111.18
Loss from sales of investment in Capital OK Co., Ltd.	(1,378)	-	n/a
Gain from sales of investment in budget airline business	407	129	215.50
Local wireless telecommunications (ADVANC)	6,893	6,948	(0.79)
Satellite & International business (SATTEL)	1,290	15	8,500.00
Media business	(2,450)	(2,044)	(19.86)
Consumer finance business*	(3,480)	(1,516)	(129.55)

Budget airless business	(10)	18	(155.55)
others	9	12	(25.00)
Net profit	**960**	**3,410**	**(71.85)**

* The Company's holding in the consumer finance business increased from 60% in 3Q06 to 99.99% in 4Q06 after the Company acquired the shares held by DBS Bank.

1. Loss from operating results increased by Baht 169 million as the Company canceled the management fee from the subsidiaries and associated companies in 2006.

2. The Company recorded loss from sales of investment in Capital OK Co., Ltd. (OK), which operates consumer finance business, to ACAP Advisory Co., Ltd. and ORIX Corporation in December 2007 in an amount of Baht 1,378 million.

3. The Company recorded gain from sales of investment in Asia Aviation Co., Ltd., a holding company of Thai Airasia Co., Ltd. which operates budget airline in June 2007 in an amount of Baht 407 million

4. Share of the net result from local wireless telecommunication operated by Advanced Info Service Plc. (ADVANC) slightly dropped even though ADVANC started to recognize net interconnection charge (IC) revenue after tax and revenue sharing approximately Baht 603 million (from portion of investment of the Company). Additionally, in 2007 ADVANC recorded high allowance for doubtful accounts and marketing expenses.

5. Satellite & International business showed the higher net profit from recording sale of 49% of investment in Shenington Investment Pte Ltd. (SHEN) to Asia Mobile Holding Pte Ltd. (AMH) in an amount of Baht 1,310 million (after tax and minority shareholders)

6. Media business had loss of Baht 2,450 million this was mainly due to loss from impairment of ITV's concession asset of Baht 1,962 million as a result of the operation ceased as the Concession Agreement was revoke on March 7, 2007.

7. Total loss contribution from consumer finance business increased as OK had higher operation loss due to the lower revenue from its portfolio downsizing and higher loan loss provision.

END